Form 20-F
period 2025-06-30
Linkers Industries Ltd
filed 2025-10-10
CIK 1972074

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

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

None

The registrant had 13,435,000 Ordinary Shares including 10,935,000 Class A Ordinary Shares and 2,500,000 Class B Ordinary Shares issued and outstanding as of June 30, 2025.

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

DEFINITIONS

Unless otherwise indicated and except where the context otherwise requires, the following definitions are used in this Annual Report:

●	“Articles” or “Articles of Association” are to the second amended and restated articles of association of our Company adopted on December 8, 2023, with effect from February 21, 2024 and as amended, supplemented and/or otherwise modified from time to time;

●	“BVI” is to the British Virgin Islands;

●	“BVI Act” is to the BVI Business Companies Act as amended from time to time;

●	“Class A Ordinary Shares” are to the Class A ordinary shares with a par value of US$0.00001 each of LIL;

●	“Class B Ordinary Shares” are to the Class B ordinary shares with a par value of US$0.00001 each of LIL;

●	“Controlling Shareholder” is to Mr. Man Tak Lau, who beneficially owns an aggregate of 8,329,500 Ordinary Shares, including 5,829,500 Class A Ordinary Shares and 2,500,000 Class B Ordinary Shares, which will represent 62.00% of the total issued and outstanding Ordinary Shares, representing 91.62% of the total voting power.;

●	“COVID-19” is to the Coronavirus Disease 2019;

●	“Exchange Act” is to the U.S. Securities Exchange Act of 1934, as amended;

●	“Euro,” “EUR,” or “€” is to the currency of the member states participating in the European Monetary Union;

●	“Hong Kong” is to the Hong Kong Special Administrative Region of the PRC;

●	“IPO” is to the initial public offering of our Class A Ordinary Shares, through our registration statement on Form F-1 (Registration No. 333-279752) originally filed with the SEC on May 28, 2024;

●	“Malaysia Factory” is to the production site of TEM located in Kedah Darul Aman, Malaysia;

●	“Memorandum” or “Memorandum of Association” is to the second amended and restated memorandum of association of our Company adopted on December 8, 2023, with effect from February 21, 2024 and as amended, supplemented and/or otherwise modified from time to time;

●	“Ordinary Shares” or “Shares” are to the Class A Ordinary Shares and the Class B Ordinary Shares;

●	“our operating subsidiary” or “operating subsidiary” is to TEM;

●	“PRC”, “China” or “Mainland China” is to the People’s Republic of China;

●	“RM” is to Ringgit Malaysia, the legal currency of Malaysia;

●	“Securities Act” is to the U.S. Securities Act of 1933, as amended;

●	“TEM” is to TEM Electronics (M) Sdn. Bhd., a company established in Malaysia with limited liability, a direct wholly-owned subsidiary of TSPL and an indirect wholly-owned subsidiary of LIL;

●	“TSPL” is to TEM SP Limited, a company incorporated in the BVI with limited liability, a direct wholly-owned subsidiary of LIL;

●	“U.S. dollars” or “US$” or “dollars” or “USD” are to the legal currency of the United States; and

●	“we”, “us”, “our”, “our Company”, the “Company”, “our Group”, the “Group”, or “LIL” in this annual report are to Linkers Industries Limited, a business company incorporated in the BVI with limited liability under the BVI Act on December 8, 2022.

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

Revenue generated from our top five customers accounted for 89.4%, 86.2% and 92.4% of our total revenue for the years ended June 30, 2025, 2024 and 2023, respectively. Despite that we have entered into framework agreements with some of our customers, we do not have long-term agreements with any of our top five customers, and their purchases are made on an order-by-order basis. Our business with our customers has been, and we expect it will continue to be, conducted based on the actual orders received from time to time. Our customers are not obligated in any way to continue placing orders with us at the same or increasing levels, or at all. Their level of demand for our products may fluctuate significantly from period to period. Such fluctuation is attributable mainly to changes in customer demand, including their business strategies, operational needs and product portfolio. In addition, a majority of our revenue are generated from customers located in the Asia Pacific Region. If there are any material changes in the economic and political environment and local laws and regulations in these countries, it may adversely affect our sales to the respective customers located therein.

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

The continued outbreak of war in Ukraine has already affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect the global markets, our customers’ businesses and potentially our business. As at the date of this annual report, to the best knowledge of the Company, we and our subsidiaries (i) do not have any direct business or contracts with any Russian or Ukraine entity as a supplier or customer, (ii) do not have any knowledge whether any our customers or suppliers have any direct business or contracts with any Russian entity, (iii) our business segments, products, lines of service, projects, or operations are not materially impacted by supply chain disruptions by the war in Ukraine, and (iv) have not been financially affected by the war in Ukraine. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations, and prospects.

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

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Based on our dual-class voting structure, holders of Class A Ordinary Shares will be entitled to one (1) vote per share in respect of matters requiring the votes of shareholders, while holders of Class B Ordinary Shares will be entitled to twenty (20) votes per share. Due to the disparate voting powers associated with our two classes of ordinary shares, our Controlling Shareholder will beneficially own 91.62% of the aggregate voting power of our Company. The interests of our Controlling Shareholder may not coincide with your interests, and it may make decisions with which you disagree, including decisions on important topics such as the composition of the board of directors, compensation, management succession, and our business and financial strategy. To the extent that the interests of our Controlling Shareholder differ from your interests, you may be disadvantaged by any action that they may seek to pursue. This concentrated control could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price.

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

As of the date of this report, our Controlling Shareholder, has own 62.00% of our total issued and outstanding Shares, representing 91.62% of the total voting power. Our Controlling Shareholder will have the ability to control the outcome of certain matters submitted to shareholders for approval through his controlling ownership of the company, such as the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions.

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

Risks Related to our Class A Ordinary Shares

If we fail to meet applicable listing requirements, Nasdaq may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

We cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Class A Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A Ordinary Shares;

●	reduced liquidity for our Class A Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

For instance, on March 10, 2025, we received a letter from the Listing Qualifications staff of Nasdaq notifying the Company that the bid price of the Company had closed at less than $1 per share over the previous 30 consecutive business days, and, as a result did not comply with Listing Rule 5550(a)(2). Nasdaq has provided the Company with a 180 calendar days compliance period, or until September 8, 2025, in which to regain compliance with Nasdaq continued listing requirement. On September 9, 2025, the Company received a letter from Nasdaq, notifying the Company that Nasdaq has determined the Company is eligible for an additional 180 calendar day period, or until March 9, 2026, to regain compliance with the minimum bid price of $1 per share requirement pursuant to the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2).

The U.S. National Securities Markets Improvement Act of 1996 prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Although states are pre-empted from regulating the sale of our Class A Ordinary Shares when they are listed on Nasdaq, this statute does allow the states to investigate companies if there is a suspicion of fraud, and if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities on a case-by-case basis. Further, if we were no longer listed on Nasdaq, our Class A Ordinary Shares would not be covered securities and we would be subject to regulations in each state in which we offer our Class A Ordinary Shares.

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

The trading price of our Class A Ordinary Shares is likely to be volatile. After the consummation of our IPO, we have a relatively small public float due to the relatively small size of our IPO, and the concentrated ownership of our Class A Ordinary Shares among our executive officers and directors. As a result of our small public float, our Class A Ordinary Shares may be less liquid and have greater stock price volatility than the shares of companies with broader public ownership. Our stock price could be subject to wide fluctuations in response to a variety of other factors, which include:

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

The chart below illustrates our corporate structure and identify our subsidiaries as of the date of this Report:

Name	Background	Ownership
TEM SP Limited	— A BVI company — Incorporated on November 15, 2022 — Issued share of US$1 — Intermediate holding company	100% owned by LIL

TEM Electronics (M) Sdn. Bhd.	— A Malaysian company — Incorporated on October 31, 1995 — Issued share capital of RM2,400,000 — Engaged in manufacturing of wire/cable harnesses	100% owned by TSPL

Linkers Asia Pacific Limited (Formerly known as LNKS Asia Limited)	— A BVI company — Incorporated on September 11, 2025 — Issued share of US$1 — Engaged in investment holding	100% owned by LIL

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

We derive a significant portion of our revenues from a few major customers. For the years ended June 30, 2025, 2024 and 2023, our top five customers accounted for 89.4%, 86.2% and 92.4% of our total revenue, respectively. Our management will maintain and enhance our long-standing relationships with our customers and diversify our products and services to our customers in order to reduce the level of customer concentration.

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

According to WHO, the COVID-19 pandemic “has been on a downward trend” with immunity increasing due to increasing administration of vaccines globally. Whilst there are remaining uncertainties posted by the potential evolution of COVID-19, the WHO Director-General announced on 5 May 2023 that COVID-19 no longer constitutes a PHEIC and is now an established and ongoing health issue, concurring with the advice of the IHR Emergency Committee of the WHO. Notwithstanding such announcement, disruptions like general slowdown in economic conditions globally and volatility in the capital markets posed by COVID-19 are far-reaching and prevalent. The extent to which COVID-19 impacts our operating subsidiary’s business in the future will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, our operating subsidiary’s ability to pursue its business objectives may be materially adversely affected. In addition, our ability to raise equity and debt financing which may be adversely impacted by COVID-19 and other events, including as a result of increased market volatility, decreased market liquidity and third-party financing being unavailable on terms acceptable to us or at all. We will continue to closely monitor the situation throughout 2025 and beyond.

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

Malaysia has also implemented a minimum wage policy that has raised the basic wage of all employees (except for domestic servants) to RM1,700 per month under the Minimum Wages Order 2024.

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

D. Property, plant and equipment.

We do not own any real property.

Our headquarter and main production facility are located in Malaysia where we lease (i) one property with production site located in Kedah Darul Aman, Malaysia, with a total gross floor area of approximately 13,795 square feet with a lease term from April 1, 2025 to March 31, 2028 and a monthly rent of RM14,000 (approximately US$3,327); (ii) one property with production site located in Kedah Darul Aman, Malaysia, with a total gross floor area of approximately 17,398 square feet with a lease term from April 1, 2023 to March 31, 2026 and a monthly rent of RM22,966 (approximately US$5,457); and (iii) one property with production site located in Kedah Darul Aman, Malaysia, with a total gross floor area of approximately 17,398 square feet with a lease term from April 1, 2023 to March 31, 2026 and a monthly rent of RM22,966 (approximately US$5,457), all from an independent third party, and together being the Malaysia Factory. The Malaysia Factory comprises production facility, offices, warehouses and testing laboratories. We conduct all our production operations at the Malaysia Factory.

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

Exchange rate information

LIL is a holding company registered and incorporated in the BVI with operations conducted in Malaysia through its operating subsidiary, TEM. LIL’s reporting currency is RM. This annual report contains translations of RM into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from RM to U.S. dollars and from U.S. dollars to RM in this annual report were calculated at the noon buying rate of US$1 = RM4.2084 on June 30, 2025 for figures during the fiscal years ended June 30 2025 as published in H.10 statistical release of the United States Federal Reserve Board. We make no representation that the RM or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or RM, as the case may be, at any particular rate or at all.

Overview

Through our operating subsidiary, we are a manufacturer and a supplier of wire/cable harnesses with our manufacturing operations in Malaysia and have more than 20 years’ experience in the wire/cable harnesses industry. Wire/cable harness refers to an assembly of wires/cables bound together with straps, cable ties and electrical tapes to transmit signals or electrical power. Our customers are generally global brand name manufacturers and OEMs in the home appliances, industrial products and automotive industries that are mainly based in the Asia Pacific Region.

We work closely with customers in each stage of a product’s life cycle, including design, prototyping and production. Our business model enables us to offer customized wire harness for different applications and electrics designs. Our products are customized and made-to-order in accordance with the specific technical requirements of our customers.

A. Operating results

Year ended June 30, 2025 compared with year ended June 30, 2024

The following table sets forth a summary of the consolidated results of operations of us for the years indicated.

	For the years ended June 30,
	2024	2025
	RM	RM	US$
Revenue	22,428,825	22,421,335	5,327,758
Cost of sales	(20,195,055)	(20,601,771)	(4,895,393)
Gross profit	2,233,770	1,819,564	432,365
Selling and distribution expenses	(453,041)	(469,049)	(111,455)
General and administrative expenses	(3,332,000)	(6,120,480)	(1,454,348)
Income/(Loss) from operations	(1,551,271)	(4,769,965)	(1,133,438)
Interest income	35,391	177,146	42,093
Interest expenses	(422,433)	(174,978)	(41,578)
Other income	106,212	359,608	85,450
Other expenses	(5)	(478,904)	(113,797)
Profit/(Loss) before income tax	(1,832,106)	(4,887,093)	(1,161,270)
Income tax expense	(167,356)	(46,604)	(11,074)
Profit/(Loss) for the year	(1,999,462)	(4,933,697)	(1,172,344)

Revenue

For the years ended June 30, 2025 and 2024, our revenue was derived from sales of wire/cable harnesses.

Our revenue remained relatively stable at RM22,428,825 and RM22,421,335 (US$5,327,758) for the years ended June 30, 2024 and 2025, respectively.

Cost of sales

Our cost of sales was increased by RM406,716 or 2.0% from RM20,195,055 for the year ended June 30, 2024 to RM20,601,771 (US$4,895,393) for the years ended June 30, 2025, which was primarily due to the Malaysian Government implemented the monthly minimum wage policy from RM1,500 to RM1,700 since February 1, 2025.

Gross profit and gross profit margin

Our gross profit decreased by RM414,206 or 18.5% from RM2,233,770 for the year ended June 30, 2024 to RM1,819,564 (US$432,365) for the year ended June 30, 2025.

Selling and distribution expenses

Our selling and distribution expenses consist of transportation and warehouse expenses, marketing and exhibition expenses and travelling and entertainment expenses. The following table sets forth a breakdown of our selling and distribution expenses for the years ended June 30, 2024 and 2025:

	For the years ended June 30,
	2024	2025	2025
	RM	RM	US$
Transportation and warehouse expenses	305,163	401,617	95,432
Marketing and exhibition expenses	982	6,507	1,546
Travelling and entertainment expenses	146,896	60,925	14,477
	453,041	469,049	111,455

Our selling and distribution expenses remained relatively stable at RM453,041 and RM469,049 (US$111,455) for the years ended June 30, 2024 and 2025, respectively.

Transportation and warehouse expenses

Our transportation and warehouse expenses mainly represented the delivery fee and storage costs of our inventories. The expenses increased by RM96,454 or 31.6% from RM305,163 for the year ended June 30, 2024 to RM401,617 (US$95,432) for the year ended June 30, 2025, which was primarily due to the increase in overseas shipments.

Marketing and exhibition expenses

Our marketing and exhibition expenses increased by RM5,525 or 562.6% from RM982 for the year ended June 30, 2024 to RM6,507 (US$1,546) for the year ended June 30, 2025, which was primarily due to the increase in sample cost.

Travelling and entertainment expenses

Our travelling and entertainment expenses decreased by RM85,971 or 58.5% from RM146,896 for the year ended June 30, 2024 to RM60,925 (US$14,477) for the year ended June 30, 2025, which was primarily due to the lower travelling frequency during the year.

General and administrative expenses

Our general and administrative expenses consist of salaries, welfare and other benefits, professional services fees, security service, office expenses and utilities, insurance, depreciation and amortization and others. The following table sets forth a breakdown of our administrative expenses for the years ended June 30, 2024 and 2025:

	For the years ended June 30,
	2024	2025	2025
	RM	RM	US$
Salaries, welfare and other benefits	2,255,378	2,543,157	604,305
Professional services fees	317,838	2,769,197	658,017
Security service	149,273	158,112	37,570
Office expenses and utilities	227,666	173,426	41,209
Insurance	148,097	245,113	58,244
Depreciation and amortization	145,215	161,262	38,319
Others	88,533	70,213	16,684
	3,332,000	6,120,480	1,454,348

Our general and administrative expenses increased by RM2,788,480 or 83.7% from RM3,332,000 for the year ended June 30, 2024 to RM6,120,480 (US$1,454,348) for the year ended June 30, 2025, which was primarily due to the increase in professional services fees.

Salaries, welfare and other benefits

Our salaries, welfare and other benefits increased by RM287,779 or 12.8% from RM2,255,378 for the year ended June 30, 2024 to RM2,543,157 (US$604,305) for the year ended June 30, 2025, which was primarily due to the increase of director fee and salary adjustment after listing.

Professional services fees

Our professional services fees increased by RM2,451,359 or 771.3% from RM317,838 for the year ended June 30, 2024 to RM2,769,197 (US$658,017) for the year ended June 30, 2025, which was mainly due to the increase of i) marketing & business development consultancy fee ii) audit fee iii) the lawyer fee of US counsel and Nasdaq annual fee.

Security service

Our security services remained relatively stable at RM149,273 and RM158,112 (US$37,570) for the years ended June 30, 2024 and 2025, respectively.

Office expenses and utilities

Our office expenses and utilities decreased by RM54,240 or 23.8% from RM227,666 for the year ended June 30, 2024 to RM173,426 (US$41,209) for the year ended June 30, 2025, which was mainly due to office maintenance incurred in the last year.

Insurance

Our insurance expenses increased by RM97,016 or 65.5% from RM148,097 for the year ended June 30, 2024 to RM245,113 (US$58,244) for the year ended June 30, 2025, which was mainly due to the increase of D&O insurance after listing.

Depreciation and amortization

Our depreciation and amortization remained relatively stable at RM145,215 and RM161,262 (US$38,319) for the years ended June 30, 2024 and 2025, respectively.

Others

Others mainly consists of bank charge, license fees, rent and other sundry expenses, which was remained relatively stable at RM88,533 and RM70,213 (US$16,684) for the years ended June 30, 2024 and 2025, respectively.

Interest expenses

Our interest expenses represent interest expense on loan payables to related companies and interest on lease liabilities. Our interest expenses decreased by RM247,455 or 58.6% from RM422,433 for the year ended June 30, 2024 to RM174,978 (US$41,578) for the year ended June 30, 2025, mainly due to the decrease in interest on lease liabilities and loan payable to related companies.

Other income

The following table sets forth a breakdown of other income for the years ended June 30, 2024 and 2025:

	For the years ended June 30,
	2024	2025	2025
	RM	RM	US$
Gain on disposal of spare parts	-	248,949	59,155
Proceeds from sale of scraped materials	30,231	-	-
Sundry income	22,536	9,487	2,254
Reversal of expected credit loss	-	101,172	24,041
Gain on foreign exchange, net	53,445	-	-
	106,212	359,608	85,450

Our other income primarily consists of gain on disposal of spare parts, proceeds from sale of scraped materials, sundry income, reversal of expected credit loss and gain on foreign exchange, net. Our other income increased by RM253,396 or 238.6% from RM106,212 for the year ended June 30, 2024 to RM359,608 (US$85,450) for the year ended June 30, 2025, which was primarily due to the increase of gain on disposal of spare parts.

Income tax expense

The following table sets forth a breakdown of provision for income tax expense for the years ended June 30, 2024 and 2025:

	For the years ended June 30,
	2024	2025	2025
	RM	RM	US$
Deferred taxation
Current year	167,356	46,604	11,074
Total	167,356	46,604	11,074

Deferred income tax assets are recognized for tax losses and capital allowances carried forward to the extent that realization of the related tax benefits through future taxable profits is probable. The Company has unabsorbed tax losses of approximately RM3,636,000 (2024: RM1,050,000) and capital allowances of approximately RM2,231,000 (2024: RM1,539,000) at the reporting date which can be carried forward and used to offset against future taxable income subject to meeting certain statutory requirements.

The unabsorbed business losses are to be carried forward for 10 consecutive years of assessment. Unabsorbed capital allowances have no expiry date. Deferred tax assets have not been recognized in respect of the tax losses and capital allowances due to uncertainty in the availability of future taxable profit against which the Company can utilize these tax benefits.

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company and its subsidiary, TEM SP Limited is not subject to any income tax.

Profit/(loss) for the year

As a result of the foregoing, our loss increased by RM2,934,235 from RM1,999,462 for the year ended June 30, 2024 to RM4,933,697 for the year ended June 30, 2025.

Year ended June 30, 2024 compared with year ended June 30, 2023

The following table sets forth a summary of the consolidated results of operations of us for the years indicated.

	For the years ended June 30,
	2023	2024
	RM	RM	US$
Revenue	34,269,482	22,428,825	4,756,203
Cost of sales	(29,709,433)	(20,195,055)	(4,282,515)
Gross profit	4,560,049	2,233,770	473,688
Selling and distribution expenses	(902,851)	(453,041)	(96,071)
General and administrative expenses	(3,412,180)	(3,332,000)	(706,576)
Income/(Loss) from operations	245,018	(1,551,271)	(328,959)
Interest income	12,582	35,391	7,505
Interest expenses	(666,872)	(422,433)	(89,580)
Other income	606,707	106,212	22,523
Other expenses	-	(5)	(1)
Profit/(Loss) before income tax	197,435	(1,832,106)	(388,512)
Income tax expense	(12,916)	(167,356)	(35,489)
Profit/(Loss) for the year	184,519	(1,999,462)	(424,001)

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

Insurance

Our insurance expenses remained relatively stable at RM140,686 and RM148,097 (US$31,405) for the years ended June 30, 2023 and 2024, respectively.

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

Provision for income tax expense represents current income taxes and deferred taxation. Current income taxes includes tax payable in Malaysia and is calculated at 24% (2023: 24%) of the estimated assessable profits for the financial years. Taxes for other jurisdictions are calculated at the rates prevailing in the relevant jurisdictions. Deferred income tax assets are recognized for tax losses and capital allowances carried forward to the extent that realization of the related tax benefits through future taxable profits is probable. The Group has unabsorbed tax losses of RM1,050,000 (2023: Nil) and capital allowances of RM1,539,000 (2023: RM523,000) at the reporting date which can be carried forward and used to offset against future taxable income subject to meeting certain statutory requirements. The unabsorbed business losses are to be carried forward for 10 consecutive years of assessment. Unabsorbed capital allowances have no expiry date. Deferred tax assets have not been recognised in respect of the tax losses and capital allowances due to uncertainty in the availability of future taxable profit against which the Group can utilize these tax benefits.

Under the current laws of BVI, the Company and its subsidiary, TEM SP Limited are not subject to any income tax.

Profit/(loss) for the year

As a result of the foregoing, our profit/(loss) decreased by RM2,183,981 turnaround to a loss of RM1,999,462 (US$424,001) for the year ended June 30, 2024 as compared to a net profit of RM184,519 for the year ended June 30, 2023.

B. Liquidity and capital resources

The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated.

	As of June 30,
	2024	2025	2025
	RM	RM	US$
Current assets
Cash and bank balances	3,823,689	23,723,687	5,637,222
Trade and other receivables	15,424,728	11,219,731	2,666,032
Tax recoverable	380,373	420,927	100,021
Inventories	9,787,975	9,212,860	2,189,160
Total current assets	29,416,765	44,577,205	10,592,435

Current liabilities
Trade and other payables	12,158,156	8,134,186	1,932,845
Lease liabilities	1,228,069	886,595	210,673
Deferred tax liabilities	386,074	432,678	102,813
Total current liabilities	13,772,299	9,453,459	2,246,331
Net current assets	15,644,466	35,123,746	8,346,104

Trade and other receivables

The following table sets forth a breakdown of our trade and other receivables, net as of the dates indicated:

	As of June 30,
	2024	2025	2025
	RM	RM	US$
Trade receivables – third parties	7,119,565	6,274,545	1,490,957
Less: Allowance for expected credit loss of trade receivables – third parties	(243,021)	(141,849)	(33,706)
Net	6,876,544	6,132,696	1,457,251

Deposits	188,181	194,501	46,217
Prepayments	8,395	4,594,892	1,091,838
Deferred IPO costs	8,054,139	-	-
Advance to suppliers	295,827	295,672	70,258
Sundry receivable	1,642	1,970	468
Total	15,424,728	11,219,731	2,666,032

Trade receivables, net

Trade receivables represent amounts due from our customers arising from our sales. We generally grant our customers a credit terms of 30 to 120 days, depending on their reputation, transaction history and the products purchased. Our trade receivables remained relatively stable at RM6,876,544 and RM6,132,696 (US$1,457,251) for the years ended June 30, 2024 and 2025, respectively..

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

For details of the trade receivables, please refer to the section headed “Index to Consolidated Financial Statements — Financial risk management’’ in this report.

Deposits

Our deposits mainly consist of refundable deposits for factory rental and utilities. Our deposits remained relatively stable at RM188,181 and RM194,501 (US$46,217) for the years ended June 30, 2024 and 2025, respectively.

Prepayments

Our prepayments mainly represent prepaid insurance and professional fee. Our prepayments increased by RM4,586,497 from RM8,395 as of June 30, 2024 to RM4,594,892 (US$1,091,838) as of June 30, 2025, which was primarily due to professional fee paid in advance for business development and marketing activities. These costs will be amortised over the expected benefit periods, ranging from one to two years, in line with the Company’s policy to match expenses with the period in which the related economic benefits are expected to be realised.

Deferred IPO costs

In prior year, included within trade and other receivables are deferred IPO expenses amounting to RM8,054,139. These costs include professional fees that are directly attributable to the preparation of the Company’s proposed listing on Nasdaq Capital Market.

Advances to suppliers

Advance payment to suppliers represents payment made at the request of suppliers prior to delivery of materials when purchase order is placed. Such advance payment will be reversed and drop upon receipt of materials from suppliers. Our advance payments remained relatively stable at RM295,827 and RM295,672 (US$70,258) for the years ended June 30, 2024 and 2025, respectively.

Inventories

Our inventories consist of raw materials, work-in-progress, finished goods, goods-in-transit and packaging materials. Our inventories remained relatively stable at RM9,787,975 and RM9,212,860 (US$2,189,160) for the years ended June 30, 2024 and 2025, respectively.

We regularly review our inventories levels. We believe that maintaining an appropriate level of inventories can help us better plan our raw material procurement and to deliver our products in a timely manner to meet customer demand without straining our liquidity.

During the years ended June 30, 2024 and 2025, our obsolete and slow-moving inventories amounted to RM291,751 and RM454,936 (US$108,102), respectively.

Trade and other payables

The following table sets forth a breakdown of our trade and other payables, net as of the dates indicated:

	As of June 30,
	2024	2025	2025
	RM	RM	US$
Trade payables — third parties	969,110	1,332,108	316,535

Loan from related parties	1,887,800	-	-
Amount due to related parties, net	128,523	338,786	80,502
Advances from a related party	5,250,465	5,149,801	1,223,696
Other payables	289,091	230,340	54,733
Provision	48,000	48,000	11,406
Accrued expenses	3,585,167	1,035,151	245,973
Total	12,158,156	8,134,186	1,932,845

Trade payables — third parties

Our trade suppliers generally grant us credit terms between 30 and 90 days.

Our trade payables - third parties increased by RM362,998 or 37.5 % from RM969,110 as of June 30, 2024, to RM1,332,108 (US$316,535) as of June 30, 2025, which was mainly due to the increase in purchase of raw materials before the year end.

Loan from related parties

The following table set forth the breakdown of the current portion of our loan from related parties as of the dates indicated:

	As of June 30,
	2024	2025	2025
	RM	RM	US$
SEAP Trading Pte Ltd(1)	1,887,000	-	-
Total	1,887,000	-	-

(1)	The loan due to SEAP Trading Pte Ltd was fully settled in January 2025.

Amount due to related parties, net

The following table set forth the breakdown of our amount due to related parties as of the dates indicated:

	As of June 30,
	2024	2025	2025
	RM	RM	US$
TEM Electronics (Jiangmen) Co Ltd – Trade receivables	2,244	-	-
SEAP Trading Ptd Ltd – Trade receivables	39,876	21,128	5,021
TEM Electronics (Jiangmen) Co Ltd – Trade payables	-	(255,273)	(60,658)
BAP Trading Co Ltd – Trade payables	(70,354)	(104,641)	(24,865)
BAP Trading Co Ltd – Non-trade payables	(100,289)	-	-
Total	(128,523)	(338,786)	(80,502)

Advances from a related party

The following table set forth the breakdown of the current portion of our advances from a related party as of the dates indicated:

	As of June 30,
	2024	2025	2025
	RM	RM	US$
New Universe Industries Ltd(1)	5,250,465	5,149,801	1,223,696
Total	5,250,465	5,149,801	1,223,696

(1)	The balance due to New Universe Industries Ltd is unsecured and interest free, the amount will be settled in due course.

Other payables

Our other payables consist of payables to sundry creditors, mainly including logistics and shipping companies. Our other payables decreased by RM58,751 or 20.3% from RM289,091 as of June 30, 2024, to RM230,340 (US$54,733) as of June 30, 2025, which was primarily due to the decrease in sundry creditors.

Accrued expenses

Our accrued expenses mainly represented accrued staff costs and benefits, professional fees, interest expenses and others. Our accrued expenses decreased by RM2,550,016 or 71.1% from RM3,585,167 as of June 30, 2024, to RM1,035,151 (US$245,973) as of June 30, 2025, which was primarily due to the settlement of IPO professional fee for the current year.

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

The following table sets forth a summary of our cash flows information for the years indicated:

	As of June 30,
	2023	2024	2025	2025
	RM	RM	RM	US$
Cash and cash equivalents at the beginning of the year	824,285	4,552,611	3,493,475	830,120
Net cash generated from/(used in) operating activities	2,040,451	1,445,316	(2,109,290)	(501,208)
Net cash used in investing activities	(381,597)	(546,007)	(63,650)	(15,125)
Net cash generated from/(used in) financing activities	2,069,472	(1,958,445)	13,496,319	3,206,994
Cash and cash equivalent at the end of the year	4,552,611	3,493,475	14,816,854	3,520,781

Cash generated from/(used in) operating activities

Our cash inflows from operating activities were principally from receipt of sales. Our cash outflows used in operating activities were principally for payment of purchases of raw materials, staff costs and other operating expenses.

For the year ended June 30, 2023, we had net cash generated from operating activities of RM2,040,451 mainly arising from net profit from our operation of RM197,435, as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items primarily consisted of depreciation of property, plant and equipment of RM1,427,965. Changes in operating assets and liabilities mainly include (i) the decrease in inventories of RM2,671,383; (ii) the decrease in trade and other receivables of RM599,923 and (iii) accrued interest expenses of RM666,872; partially offset by the decrease in trade and other payables of RM3,565,014 mainly due to the decrease in the purchase of raw materials before year end. As lower inventory level was held following the easing of the COVID-19 containment measures and income tax paid of RM119,207.

For the year ended June 30, 2024, we had net cash generated from operating activities of RM1,445,316 mainly arising from net loss from operation of RM1,832,106, as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items primarily consisted of depreciation of property, plant and equipment of RM1,245,651. Changes in operating assets and liabilities mainly include (i) the decrease in inventories of RM3,699,221 due to the lower inventory maintained in response to the reduced sales; (ii) the increase in trade and other payables of RM2,144,467; partially offset by the increase in trade and other receivables of RM4,353,076 mainly due to the increase in the deferred IPO expenses.

For the year ended June 30, 2025, we had net cash used in operating activities of RM2,109,290 (US$501,208) mainly arising from net loss from operation of RM4,887,093 (US$1,161,270), as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items primarily consisted of depreciation of property, plant and equipment of RM1,224,441 (US$290,952). Changes in operating assets and liabilities mainly include the decrease in trade and other receivables of RM4,306,170 (US$1,023,232); partially offset by the decrease in trade and other payables of RM3,184,063 (US$756,597) mainly due to the settlement of loans from a related party and professional fee for IPO.

Cash used in investing activities

For the year ended June 30, 2023, net cash used in investing activities was RM381,597 which was mainly related to the purchase of plant and equipment.

For the year ended June 30, 2024, net cash used in investing activities was RM546,007 which was mainly related to the purchase of plant and equipment.

For the year ended June 30, 2025, net cash used in investing activities was RM63,650 (US$15,125) which was mainly related to the purchase of plant and equipment.

Net cash generated from/(used in) financing activities

For the year ended June 30, 2023, net cash generated from financing activities of RM2,069,472 consisted of (i) proceeds from loans from related party of RM2,190,942; (ii) advances from a related party of RM2,044,063, the effects of which were partially offset by (i) repayment of loans to related party of RM923,842; and (ii) repayment of lease liabilities of RM1,047,395.

For the year ended June 30, 2024, net cash used in financing activities of RM1,958,445 consisted of (i) advance from related party of RM3,206,402, the effects were partially offset by (i) repayment of loans to related party of RM3,457,875; and (ii) repayment of lease liabilities of RM1,315,265.

For the year ended June 30, 2025, net cash generated from financing activities of RM13,496,319 (US$3,206,994) consisted of the proceeds from initial public offering of RM27,487,123 (US$6,531,490), the effects were partially offset by (i) repayment of loans to related party of RM3,539,625 (US$841,086); (ii) repayment of lease liabilities of RM1,310,710 (US$311,451) and (iii) transfer the fund to short-term deposits pledged of RM8,576,618 (US$2,037,976).

Working Capital Sufficiency

LIL believes that, taking into consideration the financial resources presently available, including the current levels of cash and cash flows from operations, its working capital will be sufficient to meet its anticipated cash needs for at least the next twelve months from the date of this Report.

Capital Expenditures

We incurred capital expenditures of RM395,054, RM581,327 and RM240,850 (US$57,231) for years ended June 30, 2023, 2024 and 2025, respectively, which mainly related to purchase of plant and equipment.

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

Customer concentration risk

Revenue generated from our top five customers accounted for 92.4%, 86.2% and 89.4% of our total revenue for the years ended June 30, 2023, 2024 and 2025, respectively. Despite that we have entered into framework agreements with some of our customers, we do not have long-term agreements with any of our top five customers, and their purchases are made on an order-by-order basis.

For details of the customer concentration risk, please refer to the section headed ‘‘Risk Factors — Risks Relating to Our Business and Industry — We rely on a limited number of major customers, of which may reduce or discontinue purchases for our products” for additional information.

Liquidity risk

Liquidity risk refers to the risk that the Company will encounter difficulties in meeting its short-term obligations due to shortage of funds. The Company’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. It is managed by matching the payment and receipt cycles. The Company finances its working capital requirements through a combination of funds generated from operations, bank borrowings, and advances and loans from related parties, if necessary.

In assessing our liquidity, we monitor and analyze our cash and bank balances and our operating expenditure commitments. As of June 30, 2025, our cash and bank balances amounted to approximately RM23.7 million and our current assets were approximately RM44.6 million, and our current liabilities were approximately RM9.5 million.

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

We maintain sufficient cash and bank balances, and internally generated cash flows to finance our activities and management is satisfied that funds are available to finance the operations of our Company.

For details of the liquidity risk, please refer to section headed “index to consolidated financial statements — Financial risk management” for additional information.

Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates will affect our profit or loss. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

For details of the market risk, please refer to section headed “index to consolidated financial statements — Financial risk management” for additional information.

Interest rate risk

Our exposure to interest rate risk arises primarily from loans from related parties and lease liabilities. We periodically review our liabilities and monitors interest rate fluctuations to ensure that the exposure to interest rate risk is within acceptable level.

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

Critical Accounting Policies, Judgments and Estimates

The preparation of financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in consolidated financial statements. In the current year, the Group has adopted all the new and revised IFRS and Interpretations of IFRS that are relevant to its operations and effective for annual periods beginning on or after July 1, 2024. Changes to the Group’s accounting policies have been made as required, in accordance with the transitional provisions in the respective IFRS and Interpretations of IFRS. The adoption of these new or amended IFRS and Interpretations of IFRS did not result in substantial changes to the Group’s accounting policies and had no material effect on the amounts reported for the current or prior financial years.

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

Allowance for write-down of inventories

Inventory is valued at the lower of cost and net realizable value. Management reviews the Company’s inventory levels in order to identify slow-moving and obsolete inventory and identifies items of inventory which have a market price, being the selling price quoted from the market of similar items, that is lower than its carrying amount. Management then estimates the amount of inventory loss as an allowance on inventory. Changes in demand levels, technological developments and pricing competition could affect the saleability and values of the inventory which could then consequentially impact the Company’s results.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

Set forth below is information concerning our directors, director appointees, and executive officers.

Name	Age	Position(s)
Mr. Man Tak Lau	56	Director and chairman of the board of Directors
Mr. Wai Kee Kan	59	Chief Executive Officer and Director
Ms. Chooi Phing Teh	52	Chief Financial Officer and Director
Mr. Wai Cheung Law	53	Director
Mr. Wai Kuen Cheung	57	Independent Director
Mr. Norman Chun Kin Hui	47	Independent Director
Mr. Lionel Khuat Leok Choong	63	Independent Director
Ms. Wan Man Chan	57	Independent Director
Ms. Lee Chern Koay	56	Independent Director

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

Ms. Wan Man Chan (“Ms. Chan”) has served as our independent director since August 15, 2025. Ms. Chan, graduated from The Hong Kong Polytechnic University with a bachelor of arts degree in accountancy in November 1991 and obtained her master of International Finance from The University of Amsterdam in July 2001.

Ms. Chan has more than 20 years of experience in the investment banking industry. She has led a number of initial public offerings; and provided advisory services to listed companies, mainly across the Asia-Pacific region. Ms. Chan is currently the treasurer of Christian Counselling Service in Singapore since April 2025. Throughout the years, Ms. Chan served at Grande Capital Limited from October 2017 to September 2020 with her position as managing director, at Ample Capital Limited from September 2004 to October 2017 with her position as president of investment banking, at CSC Asia Ltd from May 2000 to September 2004 with her last position as director of investment banking, at CEF (Singapore) Ltd from February 1997 to August 1998 with her position as manager of corporate finance and at The Stock Exchange of Hong Kong Limited form March 1993 to Aprill 1996 with her last position as senior executive.

Ms. Lee Chern Koay (“Ms. Koay”) has served as our independent director since 15 August 2025. Ms. Koay has been a member and a fellow member of the Association of Chartered Certified Accountants since September 1997 and September 2002, respectively. She has over 20 years of experience in audit and accounting. Ms. Koay has been appointed as an independent director of Powell Max Limited (Nasdaq: PMAX) since September 4, 2024. Ms. Koay is currently the financial accountant of Land Real Pty Limited, a property development company in Australia since April 2021. She has served as a financial controller of TEM Electronics (M) Sdn Bhd, engaging in manufacturing and sale of wire/cable harnesses and power supply cords assembled products in Malaysia during the period between November 2010 and August 2019, as an executive director of TEM Holdings Limited, its holding company and a company listed on the GEM of the HK Stock Exchange (Stock Code: 8346) between April 2016 and September 2019, and was subsequently designated as a non-executive director from October 2019 until January 2021. During the period between December 2006 and December 2008, Ms. Koay has served as a group financial controller of Pensonic Holdings Berhad, a company listed on the Bursa Malaysia (stock code: 9997) engaging in manufacturing, assembly and distribution of electrical and electronics appliances. During the period between January 2006 and October 2006, Ms. Koay has served as an audit manager of SH Yeoh & Co., an audit firm in Malaysia. During the period between January 2000 and June 2004, Ms. Koay has served as a finance manager of Uptown Alliance (M) Sdn Bhd in Malaysia, a wholly-owned subsidiary of Tiffany & Co. (NYSE: TIF) engaging in high-end retailing. During the period between January 1995 and October 1999, Ms. Koay has served as an assistant manager of PricewaterhouseCoopers Associates Sdn. Bhd., an audit firm in Malaysia. During the period between February 1993 and June 1994, Ms. Koay has served as an audit assistant of BDO Binder, an audit firm in Malaysia.

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

For the years ended June 30, 2024 and June 30, 2025, we have paid an aggregate of RM184,401 and RM378,442, respectively, to our directors and executive officers (including salaries and retirement benefits scheme contribution). Our subsidiary in Malaysia is required by law to make monthly contributions based on the amount of wages received by the employee to the Malaysian Employees Provident Fund which provides retirement benefits. For the fiscal year ended June 30, 2025, our subsidiary in Malaysia contributed a total amount of approximately RM23,946 for our executive officer, to the Employees Provident Fund.

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

Audit Committee

Our audit committee consists of Mr. Cheung, Mr. Hui, Mr. Choong, Ms. Chan and Ms. Koay and is chaired by Mr. Cheung. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Cheung qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Mr. Cheung, Mr. Hui, Mr. Choong, Ms. Chan and Ms. Koay and is chaired by Ms. Koay. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq listing rules. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Cheung, Mr. Hui, Mr. Choong, Ms. Chan and Ms. Koay and is chaired by Mr. Hui. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq listing rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

As of June 30, 2025, we had no outstanding equity awards.

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

D. Employees.

As of June 30, 2025, we had 190 employees, comprising of 124 operators & workers and 66 staff & management.

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

	Ordinary Shares beneficially owned prior to this annual report
	Number of Ordinary Shares		Approximate percentage of outstanding Ordinary	Approximate percentage of Voting
Directors and Executive Officers(1):	Class A	Class B	Shares	power
Mr. Man Tak Lau	5,829,500	2,500,000	62.00%	91.62%

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

List of Related Parties

Name of related parties	Relationship with the Company
TEM Electronics (Jiangmen) Co Ltd	Common controlled by the substantial shareholder
SEAP Trading Pte Ltd	Common controlled by the substantial shareholder
BAP Trading Co Ltd	Common controlled by the substantial shareholder
New Universe Industries Ltd	Common controlled by the substantial shareholder

Due from related parties

As of June 30, 2025, 2024 and 2023, amounts due from related parties consisted of the following:

		Maximum	As of June 30,
Due from related parties	Nature	exposures	2023	2024	2025	2025
		RM	RM	RM	RM	US$
TEM Electronics (Jiangmen) Co Ltd(1)	Trade	-	-	2,244	-	-
SEAP Trading Pte Ltd(2)	Trade	21,128	-	39,876	21,128	5,021
Total			-	42,120	21,128	5,021

(1)	The balance due from TEM Electronics (Jiangmen) Co Ltd has been fully settled in July 2024.

(2)	The balance due from SEAP Trading Pte Ltd has been fully settled in July 2025.

Due to related parties

As of June 30, 2025, 2024 and 2023, amounts due to related parties consisted of the following:

		Maximum	As of June 30,
Due to related parties	Nature	exposures	2023	2024	2025	2025
		RM	RM	RM	RM	US$
TEM Electronics (Jiangmen) Co Ltd(1)	Trade	490,963	148,835	-	255,273	60,658
BAP Trading Co Ltd(2)	Trade	232,603	25,720	70,354	104,641	24,865
BAP Trading Co Ltd	Non-trade	-	-	100,289	-	-
New Universe Industries Ltd(3)	Non-trade	5,250,465	2,044,063	5,250,465	5,149,801	1,223,696
SEAP Trading Pte Ltd(4)	Loans	2,461,525	6,997,500	3,539,625	-	-
SEAP Trading Pte Ltd	Non-trade	-	1,068	-	-	-
Total			9,217,186	8,960,733	5,509,715	1,309,219

(1)	The balance due to TEM Electronics (Jiangmen) Co Ltd has been fully settled in August 2025.

(2)	The balance due to BAP Trading Co Ltd will be settled in October 2025.

(3)	The balance due to New Universe Industries Ltd is unsecured and interest free, the amount will be settled in due course.

(4)	The loans due to SEAP Trading Pte Ltd were fully settled in January 2025.

Transactions with Related Parties

Related party transactions during the three years ended June 30, 2023, 2024, 2025

		For the years ended June 30,
	Nature	2023	2024	2025	2025
		RM	RM	RM	US$
TEM Electronics (Jiangmen) Co Ltd	Trade Payables(1)	1,312,681	814,848	1,562,674	371,323
TEM Electronics (Jiangmen) Co Ltd	Trade Receivables(2)	3,336	31,452	-	-
BAP Trading Co Ltd	IT Support Fee(3)	72,709	100,024	-	-
BAP Trading Co Ltd	Trade Payables(4)	115,308	377,647	492,565	117,043
New Universe Industries Ltd	Listing Expenses(5)	2,044,063	3,206,402	-	-
SEAP Trading Pte Ltd	Trade Receivables(6)	119,868	43,410	61,832	14,692
SEAP Trading Pte Ltd	Loans(7)	2,190,942	-	-	-
SEAP Trading Pte Ltd	Interest Expenses(7)	344,155	240,153	60,246	14,315

(1)	During the normal course of business, TEM engaged TEM Electronics (Jiangmen) Co Ltd as supplier to supply wires and cables during the financial years. The rate(s) charged by TEM Electronics (Jiangmen) Co Ltd is /are consistent with the standard price charged by other independent third party suppliers of TEM. We are of the opinion that the cost of the wires and cables provided by TEM Electronics (Jiangmen) Co Ltd and other terms were negotiated at arm’s-length.

(2)	During the normal course of business, TEM Electronics (Jiangmen) Co Ltd purchased connector assembly from TEM during the financial years. The rate(s) charged by us is /are consistent with the standard price we charged our other independent third party customers. We are of the opinion that the price of the connector assembly provided and other terms of the sales transactions were negotiated at arm’s-length.

(3)	During the financial years, TEM engaged BAP Trading Co Ltd. to provide information technology services in supporting the ERP and MES system of TEM, which include system installation and implementation, report generation and problem shooting. Our Directors are of the opinion that the price of the service provided were negotiated at arm’s-length.

(4)	During the normal course of business, TEM engaged BAP Trading Co Ltd as supplier to supply connectors and terminals during the financial years. The rate(s) charged by BAP Trading Co Ltd is /are consistent with the standard price charged by other independent third party suppliers of TEM. We are of the opinion that the cost of the connectors and terminals provided by BAP Trading Co Ltd and other terms were negotiated at arm’s-length.

(5)	The amount due to New Universe Industries Ltd represents the listing expenses incurred in related to the fees of our professional parties including legal advisers, industry experts and auditors. The amount due to this related party is to be settled in due course.

(6)	During the normal course of business, SEAP Trading Pte Limited purchased connector assembly from TEM during the financial years. The rate(s) charged by us is /are consistent with the standard price we charged our other independent third party customers. We are of the opinion that the price of the connector assembly provided and other terms of the sales transactions were negotiated at arm’s-length.

(7)	The amount due to SEAP Trading Pte Ltd represents financial arrangement primarily used to optimize cashflow and support business operations.

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

During the years ended June 30, 2025 and 2024, LIL did not declare or pay any dividends or distributions and there was no transfer of assets among LIL and its subsidiaries. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiaries by way of dividend payments.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Not applicable.

B. Plan of Distribution.

Not applicable.

C. Markets.

Not applicable.

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital.

As of the date of this Annual Report, we are authorized to issue a maximum of 10,935,000 Class A Ordinary Shares and 2,500,000 Class B Ordinary Shares respectively.

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

General

All of our issued Ordinary Shares are fully paid and non-assessable. Certificates evidencing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the BVI may freely hold and vote their Ordinary Shares. We have 10,935,000 Class A Ordinary Shares and 2,500,000 Class B Ordinary Shares issued and outstanding.

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

Transfer of Ordinary Shares

Subject to the restrictions in our Memorandum and Articles, the lock-up agreements with the representative of the underwriters described in “Shares Eligible for Future Sale — Lock-Up Agreements” and applicable securities laws, any of our shareholders may transfer all or any of his or her Ordinary Shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any Ordinary Shares.

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

Direct labor cost

Direct labor cost of our Group was approximately RM2,929,207, RM3,033,100 and RM4,739,127 for the years ended June 30, 2025, 2024 and 2023, respectively, representing approximately 14.2%, 15.0% and 16.0% of our total cost of sales, respectively. Competition for skilled labor in Malaysia has been more intense in recent years. The average labor cost in Malaysia has been on an increasing trend due to higher cost of living and the implementation of the Minimum Wages Order in Malaysia. We cannot assure that we will be able to recruit and retain sufficient workforce in a timely manner or that our labor cost will remain stable in the future. To mitigate inflationary pressures on direct labor costs, we have implemented the following measures: (i) increase labor productivity with better production planning to minimize inefficient and/or idle manpower; (ii) use of real-time information from the production floor to achieve more effective production workforce and job order management; and (iii) subcontracting simple manual processes to subcontractors in order to maintain a relatively stable in-house work force while enjoying lower labor cost from subcontractors.

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

Use of Proceeds

On December 4, 2024, the Company entered into an underwriting agreement, substantially in the form and incorporated herein by reference, with R. F, Lafferty & Co., Inc., as underwriter named thereof, in connection with its initial public offering (“IPO”) of 1,900,000 Class A ordinary shares, par value US$0.00001 per share (the “Class A Ordinary Shares”) at a price of $4 per share. The Company’s Registration Statement on Form F-1 (File No. 333- 279752) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 28, 2024 (as amended, the “Registration Statement”) was declared effective by the Commission on December 3, 2024. In addition, on December 16, 2024, R. F, Lafferty & Co., Inc., the underwriter of the initial public offering (the “IPO”), notified the Company of their decision to exercise the over-allotment option to purchase an additional 285,000 class A ordinary shares (the “Over-allotment Shares”) of the Company, par value US$0.00001 per share, at a price of US$4.00 per share.

The total expenses incurred for our company’s account in connection with our IPO was approximately RM10.9 million (US$2.6 million), which included US$0.6 million in underwriting discounts and commissions for the IPO and approximately US$2.0 million in other costs and expenses for our IPO. We received net proceeds of approximately RM 25.7 million (US$6.1) million from our IPO. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the IPO were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

The unutilized net proceeds received from our IPO were mainly kept as bank deposits. As of June 30, 2025, we had utilized approximately US$2.5 million for strengthening of our sales and marketing development and other working capital purposes.

As disclosed in the registration statement on Form F-1, we plan to use the net proceeds of the offering as follows:

●	Approximately 30% for potential acquisition of companies and/or formation of joint ventures within the value chain of the wire/cable harnesses industry;

●	Approximately 20% for purchase of machinery/equipment;

●	Approximately 10% for marketing promotion and setting up global sales offices, in particular in the U.S.; and

●	Approximately 40% for funding working capital.

We intend to use the remainder of the proceeds from our IPO as disclosed in our registration statement on Form F-1.

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

Based upon that evaluation, our management has concluded that, as of June 30, 2025, our disclosure controls and procedures were effective.

b. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of June 30, 2025.

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

d. Changes in internal control over financial reporting

Except for the matters described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended June 30, 2025 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external independent registered public accountant firms in 2025 and 2024 respectively.

	2024	2025
	US$	US$
Audit Fees (1) – WWC, P.C.	138,888	128,888
Total	138,888	128,888

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

ITEM 16I. DISCLOSURE REGARDIGN FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Our board of directors adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We identify and assess material risks from cybersecurity threats to our information systems and the information residing in our information systems by monitoring and evaluating our threat environment on an ongoing basis using various methods including, for example, using manual and automated tools, subscribing to reports and services that identify cybersecurity threats, analyzing reports of threats and threat actors, conducting scans of the threat environment, and conducting risk assessments.

We manage material risks from cybersecurity threats to our information systems and the information residing in our information systems through various processes and procedures, including, depending on the environment, risk assessment, incident detection and response, vulnerability management, disaster recovery and business continuity plans, internal controls within our accounting and financial reporting functions, encryption of data, network security controls, access controls, physical security, asset management, systems monitoring, and employee training. We engage third-party service providers to provide some of the resources used in our information systems and some third-party service providers have access to information residing in our information systems. With respect to such third parties, we seek to engage reliable, reputable service providers that maintain cybersecurity programs. Depending on the nature and extent of the services provided, the sensitivity and quantity of information processed, and the identity of the service provider, our processes may include conducting due diligence on the cybersecurity practices of such provider and contractually imposing cybersecurity related obligations on the provider.

We are not aware of any risks from cybersecurity threats, including as a result of any cybersecurity incidents, which have materially affected or are reasonably likely to materially affect our Group, including our business strategy, results of operations, or financial condition. Refer to “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry — Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise or disruption of our services could expose us to liability, protracted and costly litigation and damage our reputation” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry — We could incur substantial costs as a result of data protection concerns or IT systems disruption or failure.”

Cybersecurity Governance

Our Board of Directors holds oversight responsibility over our Group’s risk management and strategy, including material risks related to cybersecurity threats. This oversight is executed directly by our board of directors and through its committees. Our audit committee oversees the management of our Group’s major financial risk exposures, the steps management has taken to monitor and control such exposures, and the process by which risk assessment and management is undertaken and handled, which would include cybersecurity risks, in accordance with its charter. The audit committee holds regular meetings and receives periodic reports from management regarding risk management, including major financial risk exposures from cybersecurity threats or incidents.

Within management, the Group’s Chief Financial Officer is primarily responsible for assessing and managing our material risks from cybersecurity threats and keep the senior executive officers informed on a regular basis of the identification, assessment, and management of cybersecurity risks and of any cybersecurity incidents. Such management personnel have prior experience and training in managing information systems and cybersecurity matters and participate in ongoing training programs.

As of the date hereof, the Company has not encountered cybersecurity incidents that the company believes to have been material to the Company taken as a whole.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit

1.1**	Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Form F-1 (file no. 333-279752) filed on May 28, 2024)

2.1*	Description of Registrant’s Securities

4.1**	Form of Employment Agreement, by and between executive officers and the Registrant

4.2**	Form of Independent Director Agreement between the Registrant and independent directors

4.3**	Form of Indemnification Agreement between the Registrant and independent directors

4.4**	Share Swap Agreement between Mr. Man Tak Lau, our Controlling Shareholder and Linkers Industries Limited, the Company, dated 21 December 2022

4.5**	Loan Agreement entered by TEM Electronics (M) Sdn. Bhd. with SEAP Trading Pte Limited dated 6 August 2021

4.6**	Loan Agreement entered by TEM Electronics (M) Sdn. Bhd. with SEAP Trading Pte Limited dated 18 August 2021

4.7**	Loan Agreement entered by TEM Electronics (M) Sdn. Bhd. with SEAP Trading Pte Limited dated 2 March 2022

4.8**	Loan Agreement entered by TEM Electronics (M) Sdn. Bhd. with SEAP Trading Pte Limited dated 2 June 2022

4.9**	Loan Agreement entered by TEM Electronics (M) Sdn. Bhd. with SEAP Trading Pte Limited dated 8 July 2022

4.10**	Loan Agreement entered by TEM Electronics (M) Sdn. Bhd. with SEAP Trading Pte Limited dated 16 August 2022

4.11*	Loan Agreement entered into between TEM Electronics (M) Sdn. Bhd. with Linkers Industries Limited dated January 6, 2025.

4.12*	Loan Agreement entered into between TEM Electronics (M) Sdn. Bhd. with Linkers Industries Limited dated April 24, 2025.

4.13*	Tenancy Agreement entered by TEM Electronics (M) Sdn. Bhd. with MIDF Property Berhad regarding Lot No. A99, Jalan 2A-3, Kawasan Perusahaan Sungai Lalang, 08000 Sungai Pentani, Kedah Darul Aman dated March 20, 2025

4.14**	Tenancy Agreement entered by TEM Electronics (M) Sdn. Bhd. with MIDF Property Berhad regarding Lot No. A101, Jalan 2A, Kawasan Perusahaan Sungai Lalang, 08000 Sungai Pentani, Kedah Darul Aman dated 21 July 2023

4.15**	Tenancy Agreement entered by TEM Electronics (M) Sdn. Bhd. with MIDF Property Berhad regarding Lot No. A102, Jalan 2A, Kawasan Perusahaan Sungai Lalang, 08000 Sungai Pentani, Kedah Darul Aman dated 21 July 2023

4.16*	Bank Guarantee of RM6,000 by TEM Electronics (M) Sdn. Bhd. In favour of Tenaga Nasional Berhad dated May 20, 2025

4.17*	Bank Guarantee of RM50,000 by TEM Electronics (M) Sdn. Bhd. In favour of Tenaga Nasional Berhad dated May 20, 2025

4.18**	Industrial Hire Purchase Financing Facility Agreement between TEM Electronics (M) Sdn. Bhd. and HSBC Amanah Malaysia Berhad dated 12 September 2019

Exhibit Number	Description of Exhibit

4.19**	Hire Purchase Contract between between TEM Electronics (M) Sdn. Bhd. and HSBC Amanah Malaysia Berhad dated 12 December 2019

4.20**	Hire Purchase Contract between between TEM Electronics (M) Sdn. Bhd. and HSBC Amanah Malaysia Berhad dated 25 November 2020

4.21**	Hire Purchase Contract between between TEM Electronics (M) Sdn. Bhd. and HSBC Amanah Malaysia Berhad dated 23 February 2021

8.1*	List of Subsidiaries

11.1**	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 to the Company’s Form F-1 (file no. 333-279752) filed on May 28, 2024)

12.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1**	Clawback Policy

101 *	The following financial information from the Annual Report on Form 20-F for the fiscal year ended June 30, 2025, formatted in XBRL (Extensible Business Reporting Language) and filed electronically herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Operations; (iii) the Consolidated Statements of Changes in Shareholders’ Equity; (iv) the Consolidated Statements of Cash Flows; and (v) the Notes to the Consolidated Financial Statements.

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**	Previously filed

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

LINKERS INDUSTRIES LIMITED

Date: October 10, 2025	By:	/s/ Man Tak Lau
	Name:	Man Tak Lau
	Title:	Chairman of the Board of Directors

LINKERS INDUSTRIES LIMITED AND ITS SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Linkers Industries Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Linkers Industries Limited. and its subsidiaries (the “Company”) as of June 30, 2024 and 2025, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three-years ended June 30, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024, and 2025, and the results of its operations and its cash flows in each of three-years ended June 30, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

San Mateo, California

October 10, 2025

LINKERS INDUSTRIES LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	June 30, 2024	June 30, 2025	June 30, 2025
		RM	RM	USD

ASSETS
Non-current assets
Property, plant and equipment	4	4,295,691	3,827,557	909,504
Total non-current assets		4,295,691	3,827,557	909,504

Current assets
Inventories	5	9,787,975	9,212,860	2,189,160
Trade and other receivables	6	15,424,728	11,219,731	2,666,032
Tax recoverable		380,373	420,927	100,021
Cash and bank balances	7	3,823,689	23,723,687	5,637,222
Total current assets		29,416,765	44,577,205	10,592,435

Total assets		33,712,456	48,404,762	11,501,939

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital	8	482	575	137
Reserve	9	12,388,487	10,906,799	2,591,673
Share premium	10	-	27,487,030	6,531,468
Retained earnings/ (Accumulated losses)		4,795,312	(138,385)	(32,883)
Total equity		17,184,281	38,256,019	9,090,395

Non-current liabilities
Trade and other payables	11	1,651,825	-	-
Lease liabilities	12	1,104,051	695,284	165,213
Total non-current liabilities		2,755,876	695,284	165,213

Current liabilities
Trade and other payables	11	12,158,156	8,134,186	1,932,845
Lease liabilities	12	1,228,069	886,595	210,673
Deferred tax liabilities	13	386,074	432,678	102,813
Total current liabilities		13,772,299	9,453,459	2,246,331

Total liabilities		16,528,175	10,148,743	2,411,544

Total equity and liabilities		33,712,456	48,404,762	11,501,939

The accompanying notes are an integral part of these consolidated financial statements

LINKERS INDUSTRIES LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME

	Note	June 30, 2023	June 30, 2024	June 30, 2025	June 30, 2025
		RM	RM	RM	USD

Revenue	14	34,269,482	22,428,825	22,421,335	5,327,758
Cost of sales		(29,709,433)	(20,195,055)	(20,601,771)	(4,895,393)
Gross profit		4,560,049	2,233,770	1,819,564	432,365

Operating expenses:
Selling and distribution expenses		(902,851)	(453,041)	(469,049)	(111,455)
General and administrative expenses		(3,412,180)	(3,332,000)	(6,120,480)	(1,454,348)
		(4,315,031)	(3,785,041)	(6,589,529)	(1,565,803)

Income/(Loss) from operations		245,018	(1,551,271)	(4,769,965)	(1,133,438)

Other income/ (expenses):
Interest income		12,582	35,391	177,146	42,093
Interest expense	15	(666,872)	(422,433)	(174,978)	(41,578)
Other income	16	606,707	106,212	359,608	85,450
Other expenses	17	-	(5)	(478,904)	(113,797)
		(47,583)	(280,835)	(117,128)	(27,832)

Profit/(Loss) before income tax	18	197,435	(1,832,106)	(4,887,093)	(1,161,270)
Income tax expense	19	(12,916)	(167,356)	(46,604)	(11,074)

Profit/(Loss) for the year		184,519	(1,999,462)	(4,933,697)	(1,172,344)

Other comprehensive loss:
Exchange differences on translating foreign operations		(2,707)	(1,198)	(1,481,688)	(352,079)
Total comprehensive income/(loss) attributable to equity owners of the Company		181,812	(2,000,660)	(6,415,385)	(1,524,423)

Earnings per share attributable to owners of the Company
Basic and diluted earnings per share		0.02	(0.18)	(0.51)	(0.12)

	June 30, 2023	June 30, 2024	June 30, 2025

Weighted average number of ordinary shares used in computing basic and diluted earnings	11,250,000	11,250,000	12,479,014

The accompanying notes are an integral part of these consolidated financial statements

LINKERS INDUSTRIES LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Reserve	Share premium	Retained earnings/ (accumulated losses)	Total equity
	RM	RM	RM	RM	RM

Balance at July 1, 2022	482	12,392,392	-	6,610,255	19,003,129
Profit for the year	-	-	-	184,519	184,519
Other comprehensive loss:
Exchange differences on translating foreign operations	-	(2,707)	-	-	(2,707)

Balance at June 30, 2023	482	12,389,685	-	6,794,774	19,184,941
Loss for the year	-	-	-	(1,999,462)	(1,999,462)
Other comprehensive loss:
Exchange differences on translating foreign operations	-	(1,198)	-	-	(1,198)

Balance at June 30, 2024	482	12,388,487	-	4,795,312	17,184,281
Issuance of Class A Ordinary Shares in relation to an initial public offering (including over-allotment option of Class A Ordinary Shares), net of offering expenses	93	-	27,487,030	-	27,487,123
Loss for the year	-	-	-	(4,933,697)	(4,933,697)
Other comprehensive loss:
Exchange differences on translating foreign operations	-	(1,481,688)	-	-	(1,481,688)
Balance at June 30, 2025	575	10,906,799	27,487,030	(138,385)	38,256,019
Balance at June 30, 2025 (USD)	137	2,591,673	6,531,468	(32,883)	9,090,395

The accompanying notes are an integral part of these financial statements.

LINKERS INDUSTRIES LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Note	June 30, 2023	June 30, 2024	June 30, 2025	June 30, 2025
		RM	RM	RM	USD

Cash flows from operating activities
Profit/(Loss) before tax		197,435	(1,832,106)	(4,887,093)	(1,161,270)

Adjustments for:
Depreciation of property, plant and equipment	4	1,427,965	1,245,651	1,224,441	290,952
Reversal of expected credit loss on trade receivable		-	-	(101,172)	(24,040)
Gain on disposal of plant and equipment	16	(1,300)	-	-	-
Interest expense	15	666,872	422,433	174,978	41,578
Interest income		(12,582)	(35,391)	(177,146)	(42,093)
Property, plant and equipment written off		1,822	5	34	8
Inventories write-down		89,301	257,771	421,605	100,182
Inventories written off		332,952	34,048	13,651	3,244
Reversal of inventories write-down		(249,099)	(25,543)	(646)	(155)
Operating cash flows before working capital changes		2,453,366	66,868	(3,331,348)	(791,594)

Changes in working capital:
Inventories		2,671,383	3,699,221	140,505	33,387
Trade and other receivables		599,923	(4,353,076)	4,306,170	1,023,232
Trade and other payables		(3,565,014)	2,144,467	(3,184,063)	(756,597)
Cash generated from / (used in) operations activities		2,159,658	1,557,480	(2,068,736)	(491,572)
Income tax paid		(119,207)	(112,164)	(40,554)	(9,636)
Net cash generated from / (used in) operating activities		2,040,451	1,445,316	(2,109,290)	(501,208)

Cash flows from investing activities
Interest income		12,157	35,320	177,200	42,106
Purchase of plant and equipment		(395,054)	(581,327)	(240,850)	(57,231)
Proceeds from disposal of plant and equipment		1,300	-	-	-
Net cash used in investing activities		(381,597)	(546,007)	(63,650)	(15,125)

Cash flows from financing activities
Proceeds from initial public offering (including over-allotment option), net of offering expenses		-	-	27,487,123	6,531,490
Advances from a related party		2,044,063	3,206,402	-	-
Repayment of advance to a related party		-	-	(100,664)	(23,920)
Loans from related parties		2,190,942	-	-	-
Repayment of loans to related parties		(923,842)	(3,457,875)	(3,539,625)	(841,086)
Interest paid to related parties		(78,241)	(309,275)	(426,626)	(101,375)
Repayment of lease liabilities		(1,047,395)	(1,315,265)	(1,310,710)	(311,451)
Interest paid for lease liabilities		(111,743)	(73,861)	(36,561)	(8,688)
Short-term deposits pledged		(4,312)	(8,571)	(8,576,618)	(2,037,976)
Net cash generated from / (used in) financing activities		2,069,472	(1,958,445)	13,496,319	3,206,994

Net change in cash and cash equivalents, and restricted cash		3,728,326	(1,059,136)	11,323,379	2,690,661
Cash and cash equivalents, and restricted cash at beginning of year		824,285	4,552,611	3,493,475	830,120
Cash and cash equivalents, and restricted cash at end of year	7	4,552,611	3,493,475	14,816,854	3,520,781

A reconciliation of liabilities arising from financing activities as follows:

	At beginning		Non-cash changes			At end of
	of financial			Lease	Interest	financial
	year	Cash flows	Additions	modification	expense	year
	RM	RM	RM	RM	RM	RM
2025
Lease liabilities	2,332,120	(1,347,270)	863,305	(381,008)	114,732	1,581,879
Loans from related parties	3,539,625	(3,539,625)	-	-	-	-
Advances from a related party	5,250,465	(100,664)	-	-	-	5,149,801
	11,122,210	(4,987,559)	863,305	(381,008)	114,732	6,731,680

2024
Lease liabilities	3,538,966	(1,389,126)	-	-	182,280	2,332,120
Loans from related parties	6,997,500	(3,457,875)	-	-	-	3,539,625
Advances from a related party	2,044,063	3,206,402	-	-	-	5,250,465
	12,580,529	(1,640,599)	-	-	182,280	11,122,210

2023
Lease liabilities	3,842,964	(1,159,138)	532,423	112,352	210,365	3,538,966
Loans from related parties	5,730,400	1,267,100	-	-	-	6,997,500
Advances from a related party	-	2,044,063	-	-	-	2,044,063
	9,573,364	2,152,025	532,423	112,352	210,365	12,580,529

The accompanying notes are an integral part of these consolidated financial statements.

LINKERS INDUSTRIES LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Overview

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

These consolidated financial statements comprise the Company and its subsidiaries (the “Company”).

The principal activity of the Company is investment holding. The principal activities of the subsidiaries are disclosed below.

The details of its subsidiaries are as follows:

		Percentage of effective ownership
Name of subsidiary		held by the Company
(Country of incorporation and principal place of business)	Principal activities	June 30, 2024	June 30, 2025

TEM SP Limited	Investment holding	100%	100%
(British Virgin Islands)

TEM Electronics (M) Sdn Bhd	Manufacturing of connectors,	100%	100%
(Malaysia)	assemblies and wire harness

There have been no significant changes in the nature of these activities during the financial years ended June 30, 2025 and June 30, 2024.

2.	Summary of material accounting policies

2.1	Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board under the historical cost convention, except as disclosed in the accounting policies below.

The preparation of financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Company’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

In the current year, the Company has adopted all the new and revised IFRS and Interpretations of IFRS that are relevant to its operations and effective for annual periods beginning on or after July 1, 2024. Changes to the Company’s accounting policies have been made as required, in accordance with the transitional provisions in the respective IFRS and Interpretations of IFRS. The adoption of these new or amended IFRS and Interpretations of IFRS did not result in substantial changes to the Company’s accounting policies and had no material effect on the amounts reported for the current or prior financial years.

IFRS and Interpretations of IFRS issued but not yet effective

At the date of authorization of these financial statements, certain IFRS and Interpretations of IFRS were issued but not yet effective. Consequential amendments were also made to various standards as a result of these new/revised standards.

The Company does not intend to early adopt any of the above new/revised standards, interpretations and amendments to the existing standards. Management anticipates that the adoption of the revised/new standards will not have a material impact on the financial statements of the Company in the period of their initial adoption.

2.2	Revenue

Revenue from sales of goods in the ordinary course of business is recognized when the Company satisfies a performance obligation by transferring control of a promised good to the customer. The amount of revenue recognized is the amount of the transaction price allocated to the satisfied performance obligation.

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

Transaction price is the amount of consideration in the contract to which the Company expects to be entitled in exchange for transferring the promised goods. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

2.	Summary of material accounting policies (Cont’d)

2.2	Revenue (Cont’d)

Specifically, the Company uses a five-step approach to recognize revenue:

●	Step 1: Identify the contract(s) with a client

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when (or as) the Company satisfies a performance obligation

The Company recognizes revenue at a point in time when a performance obligation is satisfied, i.e., when “control” of the goods underlying the particular performance obligations is transferred to customers.

Sales of goods

For the sales of connectors, assemblies and wire harness, the Company typically receives purchase orders from customers which will set forth the terms and conditions including the transaction price, types of products, terms of delivery, and terms of payment. These terms serve as the basis of the performance obligations that the Company must fulfil in order to recognize revenue.

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

All products sold by the Company are not given right of return. The Company offer a standard warranty on certain products for a period of 1 – 5 years to a specific group of customers. This warranty covers defects in products under normal usage conditions. The warranty against defect is not accounted for as separate performance obligation. No extended warranty options are available beyond the standard warranty period.

2.	Summary of material accounting policies (Cont’d)

2.3	Basis of consolidation

Consolidation

Subsidiaries are all entities (including structured entities) over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date on that control ceases.

In preparing the consolidated financial statements, transactions, balances and unrealized gains on transactions between group entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiaries have been changed, where necessary, to ensure consistency with the policies adopted by the Company.

Common control

Acquisition of entities under an internal reorganization scheme does not result in any change in economic substance. Accordingly, the consolidated financial statements of the Company are a continuation of the acquired entities and is accounted for as follows:

●	The results of entities are presented as if the internal reorganization occurred from the beginning of the earliest period presented in the financial statements;

●	The Company will consolidate the assets and liabilities of the acquired entities at the pre-combination carrying amounts. No adjustments are made to reflect fair values, or recognize any new assets or liabilities, at the date of the internal reorganization that would otherwise be done under the acquisition method; and

●	No new goodwill is recognized as a result of the internal reorganization. The only goodwill that is recognized is the existing goodwill relating to the combining entities. Any difference between the consideration paid/transferred and the equity acquired is reflected within equity as merger reserve.

2.	Summary of material accounting policies (Cont’d)

2.3	Basis of consolidation (Cont’d)

Disposals

When a change in the Company’s ownership interest in a subsidiary result in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognized. Amounts previously recognized in other comprehensive income in respect of that entity are also reclassified to profit or loss or transferred directly to retained earnings if required by a specific standard.

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost and its fair value is recognized in profit or loss.

2.4	Convenience translation

Translations of amounts in the consolidated statements of financial position, consolidated statements of profit or loss and other comprehensive income, and consolidated statements of cash flows from Ringgit Malaysia (“RM”) into United States Dollar (“USD”) as of and for the year ended June 30, 2024 and June 30, 2025 are solely for the convenience of the reader and were calculated at the noon middle rate of USD1 – RM 4.7157 and USD1 – RM4.2084 respectively, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the RM amounts could have been, or could be, converted, realized or settled into USD at such rate or at any other rate.

2.	Summary of material accounting policies (Cont’d)

2.5	Property, plant and equipment

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

2.6	Borrowing costs

All borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss in the period in which they are incurred.

2.	Summary of material accounting policies (Cont’d)

2.7	Impairment of non-financial assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, (or, where applicable, when an annual impairment testing for an asset is required), the Company makes an estimate of the asset’s recoverable amount.

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

2.8	Financial assets

Classification and measurement

The Company classifies its financial assets in the following measurement categories:

●	Amortized cost;

●	Fair value through other comprehensive income (“FVOCI”); and

●	Fair value through profit or loss (“FVPL”).

The classification depends on the Company’s business model for managing the financial assets as well as the contractual terms of the cash flows of the financial asset.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

The Company reclassifies debt instruments when and only when its business model for managing those assets changes.

At initial recognition

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

2.	Summary of material accounting policies (Cont’d)

2.8	Financial assets (Cont’d)

At subsequent measurement

Debt instruments

Debt instruments mainly comprise of cash and cash equivalents, and trade and other receivables.

There are three subsequent measurement categories, depending on the Company’s business model for managing the asset and the cash flow characteristics of the asset:

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

Impairment

The Company recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

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

2.	Summary of material accounting policies (Cont’d)

2.8	Financial assets (Cont’d)

Impairment (Cont’d)

For trade receivables, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect debtors’ ability to pay.

The Company considers a financial asset in default when contractual payments are 60 days past due. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date – the date on which the Company commits to purchase or sell the asset.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

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

2.9	Trade and other receivables

A receivable is recognized when the Company has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognized before the Company has an unconditional right to receive consideration, the amount is presented as a contract asset. Trade receivables that do not contain a significant financing component are initially measured at their transaction price. Trade receivables that contain a significant financing component and other receivables are initially measured at fair value plus transaction costs. All receivables are subsequently stated at amortized cost, using the effective interest method and including an allowance for expected credit losses.

2.	Summary of material accounting policies (Cont’d)

2.10	Trade and other payables

Trade and other payables represent liabilities for goods and services provided to the Company prior to the end of financial year which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities.

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

2.11	Leases

When the Company is the lessee

At the inception of the contract, the Company assesses if the contract contains a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Reassessment is only required when the terms and conditions of the contract are changed.

Right-of-use assets

The Company recognizes a right-of-use asset and lease liability at the date which the underlying asset is available for use. Right-of-use assets are measured at cost which comprises the initial measurement of lease liabilities adjusted for any lease payments made at or before the commencement date and lease incentives received. Any initial direct costs that would not have been incurred if the lease had not been obtained are added to the carrying amount of the right-of-use assets.

These right-of-use assets are subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Right-of-use assets are presented within “property, plant and equipment”.

Lease liabilities

The initial measurement of a lease liability is measured at the present value of the lease payments discounted using the interest rate implicit in the lease, if the rate can be readily determined. If that rate cannot be readily determined, the Company shall use its incremental borrowing rate.

2.	Summary of material accounting policies (Cont’d)

2.11	Leases (Cont’d)

Lease liabilities (Cont’d)

Lease payments include the following:

●	Fixed payments (including in-substance fixed payments), less any lease incentives receivable;

●	Variable lease payments that are based on an index or rate, initially measured using the index or rate as at the commencement date;

●	Amounts expected to be payable under residual value guarantees;

●	The exercise price of a purchase option if the Company is reasonably certain to exercise the option; and

●	Payment of penalties for terminating the lease, if the lease term reflects the Company exercising that option.

For a contract that contain both lease and non-lease components, the Company allocates the consideration to each lease component on the basis of the relative stand-alone prices of the lease and non-lease components. The Company has elected to not separate lease and non-lease components for property leases and account these as one single lease component.

Lease liabilities are measured at amortised cost using the effective interest method. Lease liabilities shall be remeasured when:

●	There is a change in future lease payments arising from changes in an index or rate;

●	There is a change in the Company’s assessment of whether it will exercise an extension option; or

●	There is a modification in the scope or the consideration of the lease that was not part of the original term.

Lease liabilities are remeasured with a corresponding adjustment to the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Short-term and low-value leases

The Company has elected to not recognize right-of-use assets and lease liabilities for short-term leases that have lease terms of 12 months or less and leases of low-value leases, except for sublease arrangements. Lease payments relating to these leases are expensed to profit or loss on a straight-line basis over the lease term.

Variable lease payments

Variable lease payments that are not based on an index or a rate are not included as part of the measurement and initial recognition of the lease liability. The Company shall recognize those lease payments in profit or loss in the periods that triggered those lease payments.

2.	Summary of material accounting policies (Cont’d)

2.12	Inventories

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

2.13	Income taxes

Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a tax authority will accept an uncertain tax treatment. The Company measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

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

A deferred income tax liability is recognized on temporary differences arising on investments in subsidiaries, except where the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

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

(ii)	based on the tax consequence that will follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amounts of its assets and liabilities.

Current and deferred income taxes are recognized as income or expense in profit or loss, except to the extent that the tax arises from a business combination or a transaction which is recognized directly in equity. Deferred tax arising from a business combination is adjusted against goodwill on acquisition.

2.	Summary of material accounting policies (Cont’d)

2.13	Income taxes (Cont’d)

The Company accounts for investment tax credits (for example, productivity and innovation credit) similar to accounting for other tax credits where a deferred tax asset is recognized for unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax credits can be utilized.

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

2.14	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of the obligation can be estimated reliably.

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

Provisions for asset dismantlement, removal or restoration are recognized when the Company has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amounts have been reliably estimated.

The Company recognizes the estimated costs of dismantlement, removal or restoration of items of property, plant and equipment arising from the acquisition or use of assets. This provision is estimated based on the best estimate of the expenditure required to settle the obligation, taking into consideration time value of money.

2.15	Employee benefits

Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Company pays fixed contributions into separate entities such as the Employees Provident Fund on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid.

2.	Summary of material accounting policies (Cont’d)

2.15	Employee benefits (Cont’d)

Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

Short-term compensation

Employee entitlements to annual leave are recognized when they accrue to employees. An accrual is made for the estimated liability for unutilized annual leave as a result of services rendered by employees up to the balance sheet date.

2.16	Foreign currency translations and balances

Functional and presentation currency

Items included in the financial statements of each entity in the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The functional currency of the Company and its subsidiary incorporated in BVI is USD, and the operating subsidiary incorporated in Malaysia is Ringgit Malaysia. The financial statements are presented in RM, which is the reporting currency of the Company.

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

Translation of Company entities’ financial statements

The results and financial position of all the Company entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

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

(iii)	all resulting currency translation differences are recognized in other comprehensive income and accumulated in the currency translation reserve. These currency translation differences are reclassified to profit or loss on disposal or partial disposal with loss of control of the foreign operation.

2.	Summary of material accounting policies (Cont’d)

2.17	Segment reporting

Operating segment is reported in a manner consistent with the internal reporting provided to the executive committee whose members are responsible for allocating resources and assessing performance of the operating segment.

2.18	Cash and cash equivalents

Cash and bank balances in the consolidated statements of financial position comprise cash on hand, bank balances and pledged deposits which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

For the purposes of consolidated statements of cash flows, cash and cash equivalents excludes any pledged deposits.

2.19	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

2.20	Earnings per share

The Company presents basic and diluted earnings per share data for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to owners of the Company by the weighted-average number of ordinary shares outstanding during the year, adjusted for own shares held, if any.

Diluted earnings per share is determined by adjusting the profit or loss attributable to owner of the Company and the weighted-average number of ordinary shares outstanding, adjusted for own shares held, if any, for the effects of all dilutive potential ordinary shares.

2.21	Related party

A related party is defined as follows:

(a)	A person or a close member of that person’s family is related to the Company if that person:

(i)	Has control or joint control over the Company;

(ii)	Has significant influence over the Company; or

(iii)	Is a member of the key management personnel of the Company or of a parent of the Company.

(b)	An entity is related to the Company if any of the following conditions applies:

(i)	The entity and the Company are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Company or an entity related to the Company. If the Company is itself such a plan, the sponsoring employers are also related to the Company.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(viii)	The entity, or any member of a group of which it is a part, provides key management personnel services to the Company or to the parent of the Company.

3.	Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Company’s accounting policies. It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods.

Information about judgements made in applying accounting policies in the following notes:

Determination of lease term of contracts with extension options

The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Company has several lease contracts that include extension options. The Company applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to extend the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise the extension. After the commencement date, the Company reassesses the lease term whether there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to extend (e.g. construction of significant leasehold improvements or significant customization to the leased asset).

As at June 30, 2025, potential future (undiscounted) cash outflows of approximately RM 1,654,000 (2024: RM 1,654,000) have not been included in lease liabilities because it is not reasonably certain that the leases will be extended.

Determination of functional currency

In determining the functional currency, judgement is used by the Company to determine the currency of the primary economic environment in which the entities operate. Consideration factors include the currency that mainly influences sales prices of goods and services and the currency of the country whose competitive forces and regulations mainly determines the sales prices of its goods and services.

Information about estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

Allowance for expected credit losses of trade receivables – third parties

The Company uses a provision matrix to measure expected credit losses for trade receivables. The expected credit losses rates are based on the Company’s historical loss experience of the customers, geographical locations, product types and internal ratings, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect the ability of the debtors to settle the trade receivables. In considering the impact of the economic environment on the expected credit losses rates, the Company assesses, for example, the country default risk. The Company adjusts the allowance matrix at each reporting date. Such estimation of the expected credit losses rates may not be representative of the actual default in the future.

If the expected credit losses are higher than management’s estimation by 5% (2024: 5%), the profit or loss would decrease by approximately RM 314,000 (2024: RM 356,000) assuming all other factors remain.

The carrying amount of the Company’s trade receivables as at June 30, 2025 is disclosed in Note 6.

Allowance for write-down of inventories

Inventory is valued at the lower of cost and net realizable value. Management reviews the Company’s inventory levels in order to identify slow-moving and obsolete inventory and identifies items of inventory which have a market price, being the selling price quoted from the market of similar items, that is lower than its carrying amount. Management then estimates the amount of inventory loss as an allowance on inventory. Changes in demand levels, technological developments and pricing competition could affect the saleability and values of the inventory which could then consequentially impact the Company’s results.

If the future expected realizable value lower by 5% (2024: 5%) of its carrying amount, the carrying amount of the Company’s inventories would have been approximately RM483,000 (2024: RM504,000) lower.

The carrying amount of the Company’s inventories as at June 30, 2025 is disclosed in Note 5.

3.	Use of estimates and assumptions (Cont’d)

Depreciation of property, plant and equipment

The Company depreciates property, plant and equipment over their estimated useful lives after taking into account of their estimated residual values. The estimated useful life reflects management’s estimate of the period that the Company intends to derive future economic benefits from the use of the Company’s property, plant and equipment. The residual value reflects management’s estimated amount that the Company would currently obtain from the disposal of the asset, after deducting the estimated costs of disposal, as if the asset was already of the age and in the condition expected at the end of its useful life. Changes in the expected level of usage and technological developments could affect the economics, useful lives and the residual values of these assets which could then consequentially impact future depreciation charges.

The carrying amount of the Company’s property, plant and equipment as at June 30, 2025 is disclosed in Note 4.

4.	Property, plant and equipment

	Plant and machinery	Leasehold premises	Computer systems and office equipment	Renovation	Tester and tools	Motor vehicles	Total	Total
	RM	RM	RM	RM	RM	RM	RM	USD
Cost:
Balance at July 1, 2023	9,324,610	2,801,531	1,842,185	1,314,174	2,343,096	73,287	17,698,883	4,205,609
Additions	130,226	-	38,593	312,053	49,105	51,350	581,327	138,135
Write-off	(146,444)	-	(54,675)	(6,922)	-	-	(208,041)	(49,435)
Balance at June 30, 2024	9,308,392	2,801,531	1,826,103	1,619,305	2,392,201	124,637	18,072,169	4,294,309
Additions	159,419	863,305	26,688	27,540	16,203	11,000	1,104,155	262,369
Write-off	(2,827,271)	(695,627)	(31,480)	(102,810)	(98,084)	-	(3,755,272)	(892,328)
Balance at June 30, 2025	6,640,540	2,969,209	1,821,311	1,544,035	2,310,320	135,637	15,421,052	3,664,350

Accumulated depreciation
Balance at July 1, 2023	6,441,733	1,307,619	1,733,226	1,277,645	1,905,355	73,285	12,738,863	3,027,009
Depreciation	517,006	458,923	82,916	41,586	141,797	3,423	1,245,651	295,992
Write-off	(146,444)	-	(54,671)	(6,921)	-	-	(208,036)	(49,434)
Balance at June 30, 2024	6,812,295	1,766,542	1,761,471	1,312,310	2,047,152	76,708	13,776,478	3,273,567
Depreciation	485,495	469,835	36,806	81,151	140,517	10,637	1,224,441	290,952
Write-off	(2,827,267)	(347,813)	(31,467)	(102,808)	(98,069)	-	(3,407,424)	(809,673)
Balance at June 30, 2025	4,470,523	1,888,564	1,766,810	1,290,653	2,089,600	87,345	11,593,495	2,754,846

Carrying amount
Balance at June 30, 2024	2,496,097	1,034,989	64,632	306,995	345,049	47,929	4,295,691	1,020,742

Balance at June 30, 2025	2,170,017	1,080,645	54,501	253,382	220,720	48,292	3,827,557	909,504

Right-of-use assets acquired under leasing arrangements are presented together with the owned assets of the same class.

5.	Inventories

	June 30, 2024	June 30, 2025	June 30, 2025
	RM	RM	USD
Raw materials	6,641,985	5,964,255	1,417,226
Work-in-progress	384,463	194,452	46,206
Finished goods	2,027,588	2,232,202	530,416
Goods-in-transit	711,981	790,199	187,767
Packaging materials	21,958	31,752	7,545
	9,787,975	9,212,860	2,189,160

The cost of inventories recognized as an expense and included in “cost of sales” amounted to RM 13,830,947 (2024: RM 11,780,723).

During the financial year, the Company recognized RM 421,605 (2024: RM 257,771) in respect of inventories write-down. This amount has been included in “cost of sales”.

During the financial year, the Company reversed RM 646 (2024: RM 25,543) in respect of previous inventories write-down as the Company sold these goods that were previously written down above their carrying value. This amount has been included in “cost of sales”.

6.	Trade and other receivables

	June 30, 2024	June 30, 2025	June 30, 2025
	RM	RM	USD
Trade receivables - third parties	7,119,565	6,274,545	1,490,957
Less: Allowance for expected credit losses of trade receivables – third parties	(243,021)	(141,849)	(33,706)
	6,876,544	6,132,696	1,457,251

Deposits	188,181	194,501	46,217
Prepayments	8,395	4,594,892	1,091,838
Advance to suppliers	295,827	295,672	70,258
Deferred IPO expenses	8,054,139	-	-
Sundry receivables	1,642	1,970	468
	15,424,728	11,219,731	2,666,032

Trade receivables are unsecured, non-interest bearing and are generally on 30 to 120 days’ (2024: 30 to 120 days’) credit terms.

Prepayments mainly comprise professional fees paid in advance for business development and marketing activities. These costs will be amortised over the expected benefit periods, ranging from one to two years, in line with the Company’s policy to match expenses with the period in which the related economic benefits are expected to be realised.

The movement in allowance for expected credit losses of trade receivables – third parties computed based on lifetime ECL was as follows:

	June 30, 2024	June 30, 2025	June 30, 2025
	RM	RM	USD
At beginning of financial year	243,021	243,021	57,747
Reversal of expected credit loss on trade receivable	-	(101,172)	(24,041)
At end of financial year	243,021	141,849	33,706

6.	Trade and other receivables (Cont’d)

In prior year, included within trade and other receivables are deferred IPO expenses amounting to RM 8,054,139. These costs include professional fees that are directly attributable to the preparation of the Company’s proposed listing on Nasdaq Capital Market.

The currency profiles of the Company’s trade and other receivables as at the end of each reporting period are as follows:

	June 30, 2024	June 30, 2025	June 30, 2025
	RM	RM	USD
Malaysian Ringgit	819,873	1,070,055	254,266
United States Dollar	12,931,625	8,797,060	2,090,357
Euro	1,645,651	1,289,412	306,390
Others	27,579	63,204	15,019
	15,424,728	11,219,731	2,666,032

7.	Cash and bank balances

	June 30, 2024	June 30, 2025	June 30, 2025
	RM	RM	USD
Cash and bank balances	3,493,475	14,816,854	3,520,781
Fixed deposits	330,214	8,906,833	2,116,441
	3,823,689	23,723,687	5,637,222

Fixed deposits amounted to RM 336,316 (2024: RM 330,214) are pledged to a Malaysian financial institution as security for bank guarantee granted to the Company. The fixed deposits bear interest at 2.55% (2024: 2.80%) per annum and for tenor of 365 (2024: 365) days. The fixed deposits are due for renewal in May 2026 (2024: May 2025).

During the financial year, the Company placed fixed deposit amounted to RM 8,570,517 with a Hong Kong financial institution, bearing interest at 4.00% per annum and for tenor of six months. The fixed deposit is due for renewal in December 2025.

	June 30, 2024	June 30, 2025	June 30, 2025
	RM	RM	USD
Cash and bank balances	3,823,689	23,723,687	5,637,222
Less: Fixed deposits pledged	(330,214)	(8,906,833)	(2,116,441)
Cash and cash equivalents per consolidated statements of cash flows	3,493,475	14,816,854	3,520,781

The currency profiles of the Company’s cash and bank balances as at the end of each reporting period are as follows:

	June 30, 2024	June 30, 2025	June 30, 2025
	RM	RM	USD
Malaysian Ringgit	983,741	720,016	171,090
United States Dollar	2,307,804	22,387,986	5,319,833
Euro	518,391	505,794	120,187
Thai Baht	11,640	10,060	2,390
Renminbi	-	27,511	6,537
Hong Kong Dollar	2,113	72,320	17,185
	3,823,689	23,723,687	5,637,222

8.	Share capital

	Ordinary shares – Class A	Ordinary shares – Class B	Total
	Number of shares	Number of shares	Number of shares	RM	USD
Paid-up capital
Balance at July 1, 2023 and June 30, 2024	8,750,000	2,500,000	11,250,000	482	115
New issued shares	2,185,000	-	2,185,000	93	22
Balance at June 30, 2025	10,935,000	2,500,000	13,435,000	575	137

As of June 30, 2024, the Company has authorized and issued 8,750,000 Class A Ordinary Shares and 2,500,000 Class B Ordinary Shares.

On December 6, 2024, the Company completed its IPO and listed its Class A Ordinary Shares on Nasdaq Capital Market under the symbol “LNKS”. The Company issued 1,900,000 Class A Ordinary Shares and received aggregate gross proceeds of US$7,600,000, prior to deducting underwriting discounts and other offering expenses.

On December 19, 2024, the representative of the underwriters for the IPO fully exercised the over-allotment option to purchase additional 285,000 Class A Ordinary Shares of the Company. The Company received additional aggregate gross proceeds of US$1,140,000.

As of June 30, 2025, the Company has authorized and issued 10,935,000 Class A Ordinary Shares and 2,500,000 Class B Ordinary Shares.

9.	Reserve

Capital reserve

Represents non-distributable reserve which arose from waiver of inter-company balances in prior years, net of merger reserve.

Foreign currency translation reserve

Represents exchange differences arising from the translation of the financial statements of foreign operations whose functional currencies are different from that the Company’s presentation currency. It also includes the exchange differences arising from monetary items which form part of the Company’s net investment in foreign operations, where the monetary item is denominated in currencies different from that of the Company’s presentation currency.

10.	Share Premium

Share premium includes any premiums received on the issue of the Company’s Class A Ordinary Shares. Any transaction costs associated with the issuing of shares are deducted from share premium, net of any related income tax benefits.

11.	Trade and other payables

	June 30, 2024	June 30, 2025	June 30, 2025
	RM	RM	USD

Non-current
Loans from a related party (Note 20)	1,651,825	-	-

Current
Trade payables – third parties	969,110	1,332,108	316,535
Loans from a related party (Note 20)	1,887,800	-	-
Amount due to related parties, net (Note 20)	128,523	338,786	80,502
Advances from a related party (Note 20)	5,250,465	5,149,801	1,223,696
Other payables	289,091	230,340	54,733
Provision	48,000	48,000	11,406
Accrued expenses	3,585,167	1,035,151	245,973
	12,158,156	8,134,186	1,932,845
	13,809,981	8,134,186	1,932,845

11.	Trade and other payables (Cont’d)

Trade payables are non-interest bearing and are normally settled on 30 to 90 days’ (2024: 30 to 90 days’) credit term.

Accrued expenses mainly consisted of staff cost, interest payables, freight charges and professional fees.

Amount due to related parties is unsecured, non-interest bearing and repayment on demand.

Advances from a related party are non-trade in nature, unsecured and non-interest bearing. The advances were used to finance the Company’s proposed IPO on Nasdaq Capital Market.

The provision pertained to estimated costs of dismantlement, removal or restoration of leased properties to its original condition as stipulated in the terms and conditions of the lease contracts.

Loans from a related party are unsecured, bear interest at 4.5% (2024: 4.5%) per annum and expected to be settled in cash. The loans were fully settled in January 2025.

The currency profiles of the Company’s trade and other payables as at the end of each reporting period are as follows:

	June 30, 2024	June 30, 2025	June 30, 2025
	RM	RM	USD
Malaysian Ringgit	1,130,946	1,117,336	265,501
United States Dollar	12,295,728	5,805,035	1,379,392
Euro	255,478	523,228	124,330
Singapore Dollar	-	13,730	3,263
Japanese Yen	-	104,641	24,865
Others	127,829	570,216	135,494
	13,809,981	8,134,186	1,932,845

12.	Lease liabilities

Company as a lessee

The Company has lease contracts for leasehold premises and plant and machinery. The Company’s obligations under these leases are secured by the lessor’s title to the leased assets. The Company is restricted from assigning and subleasing the leased assets.

The Company also has certain leases with lease terms of 12 months or less and leases with low value. The Company applies the ’short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases.

Carrying amount of right-of-use assets presented within property, plant and equipment

	Leasehold premises	Plant and machinery	Total	Total
	RM	RM	RM	USD
At July 1, 2023	1,493,912	2,505,777	3,999,689	950,406
Addition	-	-	-	-
Depreciation	(458,923)	(348,515)	(807,438)	(191,863)
At June 30, 2024	1,034,989	2,157,262	3,192,251	758,543
Addition	863,305	-	863,305	205,139
Written off	(347,814)	-	(347,814)	(82,648)
Depreciation	(469,835)	(348,516)	(818,351)	(194,457)
At June 30, 2025	1,080,645	1,808,746	2,889,391	686,577

12.	Lease liabilities (Cont’d)

Company as a lessee (Cont’d)

Lease liabilities

The carrying amount of lease liabilities and the movement during the financial year are disclosed elsewhere in the financial statements, and the maturity analysis of lease liabilities is disclosed in Note 22.

	June 30, 2024	June 30, 2025	June 30, 2025
	RM	RM	USD
Current	1,228,069	886,595	210,673
Non-current	1,104,051	695,284	165,213
	2,332,120	1,581,879	375,886

Amounts recognized in profit or loss

	June 30, 2023	June 30, 2024	June 30, 2025	June 30, 2025
	RM	RM	RM	USD
Depreciation of right-of-use assets	964,722	807,438	818,352	194,457
Interest expense on lease liabilities (Note 15)	210,365	182,280	114,732	27,263
Short-term lease expenses (Note 18)	397,636	62,689	64,807	15,399
	1,572,723	1,052,407	997,891	237,119

Total cash outflows

The Company had total cash outflows for leases of RM 1,412,077 (2024: RM 1,451,815).

13.	Deferred tax liabilities

Movement in deferred tax liabilities are as follows:

	June 30, 2024	June 30, 2025	June 30, 2025
	RM	RM	USD
Accelerated tax depreciation
At beginning of financial year	218,718	386,074	91,739
Charged to profit or loss (Note 19)	167,356	46,604	11,074
At end of financial year	386,074	432,678	102,813

14.	Revenue

	June 30, 2023	June 30, 2024	June 30, 2025	June 30, 2025
	RM	RM	RM	USD
Sales of goods – transfer at a point in time	34,269,482	22,428,825	22,421,335	5,327,758

15.	Interest expense

	June 30, 2023	June 30, 2024	June 30, 2025	June 30, 2025
	RM	RM	RM	USD
Interest expense on loan payables to related companies	344,155	240,153	60,246	14,315
Interest on lease liabilities (Note 12)	210,365	182,280	114,732	27,263
Lease modification	112,352	-	-	-
	666,872	422,433	174,978	41,578

16.	Other income

	June 30, 2023	June 30, 2024	June 30, 2025	June 30, 2025
	RM	RM	RM	USD
Gain on disposal of spare parts	-	-	248,949	59,155
Gain on disposal of property, plant and equipment	1,300	-	-	-
Proceeds from sale of scraped materials	29,647	30,231	-	-
Sundry income	108,639	22,536	9,487	2,254
Gain on foreign exchange, net	467,121	53,445	-	-
Reversal of expected credit loss	-	-	101,172	24,041
	606,707	106,212	359,608	85,450

17.	Other expenses

	June 30, 2023	June 30, 2024	June 30, 2025	June 30, 2024
	RM	RM	RM	USD
Loss on foreign exchange, net	-	-	478,904	113,797
Others	-	5	-	-
	-	5	478,904	113,797

18.	Profit/(Loss) before income tax

Profit/ (loss) before income tax from operations has been determined after inclusion of the following charges. The expenses by nature of the Company are also disclosed in the charges below:

	June 30, 2023	June 30, 2024	June 30, 2025	June 30, 2025
	RM	RM	RM	USD
Cost of sales
Cost of materials	18,679,518	11,780,723	13,830,947	3,286,510
Employee benefits expense
- Salaries and related costs	7,542,589	5,081,734	4,558,921	1,083,291
- Defined contribution plan	538,281	437,120	397,451	94,442

Property, plant and equipment written off	1,802	-	13	3

Selling and distribution expenses
Freight outwards	329,104	248,473	348,810	82,884
Short-term lease expenses - Rental of warehouse (Note 12)	388,728	56,689	52,807	12,548

General and administrative expenses
Employee benefits expense
- Salaries and related costs	1,818,024	1,717,475	1,860,017	441,977
- Defined contribution plan	213,089	204,689	215,438	51,192
- Staff welfare	120,707	148,813	89,260	21,210
- Directors’ remuneration	186,049	184,401	378,442	89,925
Legal and professional fees	204,233	317,838	2,769,197	658,017
Short-term lease expenses - Rental of office (Note 12)	8,908	6,000	12,000	2,851

19.	Income tax expense

The major components of income tax expense recognized in profit or loss for the years ended June 30, 2023, 2024 and 2025 were:

	June 30, 2023	June 30, 2024	June 30, 2025	June 30, 2025
	RM	RM	RM	USD
Current income tax
Current year’s provision	2,918	-	-	-
Over provision in prior financial year	(6,720)	-	-	-

Deferred taxation
Current year (Note 13)	16,718	167,356	46,604	11,074
	12,916	167,356	46,604	11,074

19.	Income tax expense (Cont’d)

Relationship between tax expense and accounting profit/(loss)

Domestic income tax is calculated at 24% (2024: 24%) of the estimated assessable profits for the financial years. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

A reconciliation between tax expense and the product of accounting profit/(loss) multiplied by Malaysia income tax rate for the financial years ended June 30, 2023, 2024 and 2025 were as follows:

	June 30, 2023	June 30, 2024	June 30, 2025	June 30, 2025
	RM	RM	RM	USD
Profit/(Loss) before income tax	197,435	(1,832,106)	(4,887,093)	(1,161,270)

Tax calculated at tax rate of 24% (2024: 24%)	47,385	(439,705)	(1,172,902)	(278,705)

Effects of:
Expenses not deductible for tax purposes	624,957	559,498	385,816	91,677
Income not subject to tax	(312)	-	-	-
Tax concessions and deductions	(684,717)	(410,846)	(495,413)	(117,720)
Deferred tax assets not recognized	58,320	484,240	524,160	124,551
Utilization of deferred tax assets previously not recognized	(17,040)	-	-	-
Over provision in prior financial year	(6,720)	-	-	-
Expenses incurred in tax-free jurisdictions	-	-	661,811	157,260
Others	(8,957)	(25,831)	143,132	34,011
	12,916	167,356	46,604	11,074

Deferred income tax assets are recognized for tax losses and capital allowances carried forward to the extent that realization of the related tax benefits through future taxable profits is probable. The Company has unabsorbed tax losses of approximately RM 3,636,000 (2024: RM 1,050,000) and capital allowances of approximately RM 2,231,000 (2024: RM 1,539,000) at the reporting date which can be carried forward and used to offset against future taxable income subject to meeting certain statutory requirements.

The unabsorbed business losses are to be carried forward for 10 consecutive years of assessment. Unabsorbed capital allowances have no expiry date. Deferred tax assets have not been recognized in respect of the tax losses and capital allowances due to uncertainty in the availability of future taxable profit against which the Company can utilize these tax benefits.

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company and its subsidiary, TEM SP Limited is not subject to any income tax.

20.	Significant related party transactions and balances

Other than those disclosed elsewhere in the financial statements, significant related party transactions during the year on terms agreed between the Company and its related parties were as follows:

	June 30, 2023	June 30, 2024	June 30, 2025	June 30, 2025
	RM	RM	RM	USD
SEAP Trading Pte Ltd
Sales to	119,868	43,410	61,832	14,692
Interest expense - non-trade	344,155	240,153	60,246	14,315

TEM Electronics (Jiangmen) Co Ltd
Sales to	3,336	31,452	-	-
Purchase from	1,312,681	814,848	1,562,674	371,323

BAP Trading Co Ltd
Purchase from	115,308	377,647	492,565	117,043
IT support fee – non-trade	72,709	100,024	-	-

New Universe Industries Ltd
Advance for IPO expenses	2,044,063	3,206,402	-	-

Balances with related parties

	June 30, 2024	June 30, 2025	June 30, 2025
	RM	RM	USD
Trade receivables
TEM Electronics (Jiangmen) Co Ltd	2,244	-	-
SEAP Trading Pte. Ltd.	39,876	21,128	5,021

Trade payables
TEM Electronics (Jiangmen) Co Ltd	-	(255,273)	(60,658)
BAP Trading Co Ltd	(70,354)	(104,641)	(24,865)

Non-trade payables
BAP Trading Co Ltd	(100,289)	-	-
Amount due to related parties, net	(128,523)	(338,786)	(80,502)

Advances from a related party
New Universe Industries Ltd	5,250,465	5,149,801	1,223,696

Loans from a related party
SEAP Trading Pte. Ltd. (1)
Current	1,887,800	-	-
Non-current	1,651,825	-	-
	3,539,625	-	-

(1)	The loans from SEAP Trading Pte. Ltd. were fully settled in January 2025.

20.	Significant related party transactions and balances (Cont’d)

Key management personnel

Key management personnel are directors of the Company and those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly.

The remuneration of key management personnel of the Company during the financial years were as follows:

	June 30, 2023	June 30, 2024	June 30, 2025	June 30, 2025
	RM	RM	RM	USD
Salaries and related costs	285,739	325,177	200,384	47,615
Defined contribution plan	34,157	38,879	23,946	5,690
	319,896	364,056	224,330	53,305

21.	Segment reporting

Operating segments are identified on the basis of internal reports about components of the Company that are regularly reviewed by the CEO (“Chief Executive Officer”) for the purpose of resource allocation and performance assessment. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The Company operates in a single business segment which is the business of sales of connectors, assemblies and wire harness. No operating segments have been aggregated to form the following reportable operating segment.

Geographical information and major customers

The Company’s non-current assets are based in Malaysia.

The following table breaks down revenue by geographic location of the Company’s revenue. The geographical location is based on the location at which the goods is delivered to the customers.

	June 30, 2023	June 30, 2024	June 30, 2025	June 30, 2025
	RM	RM	RM	USD
Thailand	13,839,239	10,863,491	11,018,521	2,618,221
Malaysia	8,779,051	6,635,737	5,704,747	1,355,562
Switzerland	7,823,338	3,274,015	5,180,589	1,231,012
United States of America	3,467,540	973,061	97,439	23,153
Others (a)	360,314	682,521	420,039	99,810
	34,269,482	22,428,825	22,421,335	5,327,758

(a)	No revenue from other single country amounted to 3% or more of the Company’s revenue.

22.	Financial risk management

The Company’s activities expose it to a variety of financial risks from its operation. The key financial risks include credit risk, liquidity risk and market risk (including foreign currency risk and interest rate risk).

The directors reviews and agrees policies and procedures for the management of these risks, which are executed by the management team. It is, and has been throughout the current and previous financial years, the Company’s policy that no trading in derivatives for speculative purposes shall be undertaken.

The following sections provide details regarding the Company’s exposure to the abovementioned financial risks and the objectives, policies and processes for the management of these risks.

There has been no change to the Company’s exposure to these financial risks or the manner in which it manages and measures the risks.

Credit risk

Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in a loss to the Company. The Company’s exposure to credit risk arises primarily from trade and other receivables. For other financial assets (including cash), the Company minimizes credit risk by dealing exclusively with high credit rating counterparties.

The Company has adopted a policy of only dealing with creditworthy counterparties. The Company performs ongoing credit evaluation of its counterparties’ financial condition and generally do not require a collateral.

The Company considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

The Company has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 60 days or there is significant difficulty of the counterparty.

To minimize credit risk, the Company has developed and maintained the Company’s credit risk gradings to categorize exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Company’s own trading records to rate its major customers and other debtors. The Company considers available reasonable and supportive forward-looking information which includes the following indicators:

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

22.	Financial risk management (Cont’d)

Credit risk (Cont’d)

The Company determined that its financial assets are credit-impaired when:

●	There is significant difficulty of the debtor

●	A breach of contract, such as a default or past due event

●	It is becoming probable that the debtor will enter bankruptcy or other financial reorganization

●	There is a disappearance of an active market for that financial asset because of financial difficulty

The Company categorizes a receivable for potential write-off when a debtor fails to make contractual payments more than 180 days past due. Financial assets are written off when there is evidence indicating that the debtor is in severe financial difficulty and the debtor has no realistic prospect of recovery.

The Company’s current credit risk grading framework comprises the following categories:

Category	Definition of category	Basis for recognising expected credit loss (ECL)
I	Counterparty has a low risk of default and does not have any past-due amounts.	12-month ECL

II	Amount is >30 days past due or there has been a significant increase in credit risk since initial recognition.	Lifetime ECL – not credit impaired

III	Amount is >60 days past due or there is evidence indicating the asset is credit-impaired (in default).	Lifetime ECL – credit- impaired

IV	There is evidence indicating that the debtor is in severe financial difficulty and the debtor has no realistic prospect of recovery.	Amount is written off

The table below details the credit quality of the Company’s financial assets, as well as maximum exposure to credit risk by credit risk rating categories:

	Category	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount	Net carrying amount
			RM	RM	RM	USD
June 30, 2025
Trade receivables	II Note 1	Lifetime ECL (Simplified)	6,274,545	(141,849)	6,132,696	1,457,251
Other receivables	I Note 2	12-month ECL	196,471	-	196,471	46,685
Cash and bank balances	I Note 3	12-month ECL	23,723,687	-	23,723,687	5,637,222

22.	Financial risk management (Cont’d)

Credit risk (Cont’d)

	Category	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount	Net carrying amount
			RM	RM	RM	USD
June 30, 2024
Trade receivables	II Note 1	Lifetime ECL (Simplified)	7,119,565	(243,021)	6,876,544	1,634,004
Other receivables	I Note 2	12-month ECL	189,823	-	189,823	45,106
Cash and bank balances	I Note 3	12-month ECL	3,823,689	-	3,823,689	908,585

Trade receivables (Note 1)

For trade receivables, the Company has applied the simplified approach in IFRS 9 and use provision matrix to measure the loss allowance at lifetime ECL. In determining ECL on a collective basis, trade receivables are grouped based on similar credit risk and aging. The Company considers the historical credit loss experience based on the past due status of the debtors, historical customers’ payment profile and adjusted as appropriate to reflect current conditions and estimates of future economic conditions affecting the ability of the customers to settle the debts. Accordingly, the credit risk profile of trade receivables is presented based on their past due status in terms of the provision matrix.

	Trade receivables	ECL	Trade receivables, net	Trade receivables, net
	RM	RM	RM	USD
June 30, 2025
Not past due	4,944,289	(119,697)	4,824,592	1,146,420
< 30 days	987,992	(17,482)	970,510	230,612
31 days to 60 days	336,636	(4,393)	332,243	78,948
61 days to 90 days	5,628	(277)	5,351	1,271
	6,274,545	(141,849)	6,132,696	1,457,251

	Trade receivables	ECL	Trade receivables, net	Trade receivables, net
	RM	RM	RM	USD
June 30, 2024
Not past due	5,806,342	(206,183)	5,600,159	1,330,710
< 30 days	1,039,791	(26,259)	1,013,532	240,835
31 days to 60 days	271,389	(10,497)	260,892	61,993
61 days to 90 days	1,344	(54)	1,290	307
91 days to 120 days	699	(28)	671	159
	7,119,565	(243,021)	6,876,544	1,634,004

22.	Financial risk management (Cont’d)

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

Excessive risk concentration

Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Company’s performance to developments affecting a particular industry.

Exposure to credit risk

The Company has no significant concentration of credit risk except for those significant customers disclosed below. The Company has credit policies and procedures in place to minimize and mitigate its credit risk exposure.

The following table sets forth a summary of single customers who represent 5% or more of the Company’s revenue:

	June 30, 2023	June 30, 2024	June 30, 2025	June 30, 2025
	RM	RM	RM	USD
Customer A	13,716,413	10,763,769	10,883,671	2,586,178
Customer B	7,823,338	3,274,015	5,180,589	1,231,012
Customer C	5,804,590	3,236,703	2,044,171	485,736
Customer D	3,413,844	N/A	N/A	N/A
	30,758,185	17,274,487	18,108,431	4,302,926

Liquidity risk

Liquidity risk refers to the risk that the Company will encounter difficulties in meeting its short-term obligations due to shortage of funds. The Company’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. It is managed by matching the payment and receipt cycles. The Company finances its working capital requirements through a combination of funds generated from operations, bank borrowings, and advances and loans from related parties, if necessary.

In assessing our liquidity, we monitor and analyze our cash and bank balances and our operating expenditure commitments. As of June 30, 2025, our cash and bank balances amounted to approximately RM 23.7 million, our current assets were approximately RM 44.6 million, and our current liabilities were approximately RM 9.5 million.

22.	Financial risk management (Cont’d)

Liquidity risk (Cont’d)

Based on the above considerations, management is of the opinion that the Company has sufficient funds to meet its working capital requirements and debt obligations, for at least the next 12 months. There are several factors that could potentially arise that could undermine the Company’s plans, such as changes in the demand for its products, economic conditions, its operating results continuing to deteriorate and its shareholders and related parties being unable to provide continued financial support.

The Company maintains sufficient cash and bank balances, and internally generated cash flows to finance their activities and management is satisfied that funds are available to finance the operations of the Company.

Analysis of financial instruments by remaining contractual maturities

The following table details the remaining contractual maturity for non-derivative financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay. The table includes both interest and principal cash flows.

	On demand or within 1 year	Within 2 to 5 years	Total
	RM	RM	RM
June 30, 2025
Trade and other payables	8,086,186	-	8,086,186
Lease liabilities	953,807	809,200	1,763,007
Total	9,039,993	809,200	9,849,193

June 30, 2024
Trade and other payables	12,164,409	1,737,100	13,901,509
Lease liabilities	1,334,650	1,153,787	2,488,437
Total	13,499,059	2,890,887	16,389,946

Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates will affect the Company’s profit or loss. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk arises primarily from loans from related parties.

The Company periodically reviews its liabilities and monitors interest rate fluctuations to ensure that the exposure to interest rate risk is within acceptable level.

The Company does not expect any significant effect on the Company’s profit or loss arising from the effects of reasonably possible changes to interest rates on interest bearing financial instruments at the end of the reporting period.

22.	Financial risk management (Cont’d)

Market risk (Cont’d)

Foreign currency risk

The Company’s foreign exchange risk results mainly from cash flows from transactions denominated in foreign currencies. At present, the Company does not have any formal policy for hedging against currency risk. The Company ensures that the net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, where necessary, to address short-term imbalances.

The Company has transactional currency exposures arising from sales or purchases that are denominated in a currency other than the functional currency of the entity, primarily United States Dollar (“USD”) and Euro (“EUR”).

At the end of each reporting period, the Company’s exposure to foreign currency risk is as follows:

	June 30, 2024		June 30, 2025
	USD	EUR	USD	EUR
	RM	RM	RM	RM
Financial assets
Trade and other receivables	12,931,625	1,645,651	8,797,060	1,289,412
Cash and bank balances	2,307,804	518,391	22,387,986	505,794

Financial liabilities
Trade and other payables	(12,295,728)	(255,478)	(5,805,035)	(523,228)

Net exposure	2,943,701	1,908,564	25,380,011	1,271,978

Strengthening of Malaysian Ringgit against the foreign currencies denominated balances as at the reporting date would increase/(decrease) profit or loss by the amounts shown below. The analysis assumes that all other variables remain constant.

	Profit or loss (after tax)
	June 30, 2024	June 30, 2025
	RM	RM
USD strengthening 4% (Jun 2024: 1%)	29,437	1,015,200
EUR strengthening 4% (Jun 2024: 1%)	19,086	50,879

Weakening of Malaysian Ringgit against the above currencies would have had equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

23.	Fair value of assets and liabilities

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 – Quoted prices (unadjusted) in active market for identical assets or liabilities that the Company can access at the measurement date

●	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, and

●	Level 3 – Unobservable inputs for the asset or liability.

Assets and liabilities not measured at fair value

Cash and cash equivalents, other receivables and other payables

The carrying amount of these balances approximate their fair value due to the short-term nature of these balances.

23.	Fair value of assets and liabilities (Cont’d)

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

24.	Financial instruments by category

At the reporting date, the aggregate carrying amounts of financial assets and receivables and financial liabilities at amortized cost were as follows:

	June 30, 2024	June 30, 2025	June 30, 2025
	RM	RM	USD
Financial assets measured at amortized cost
Trade and other receivables	7,066,367	6,329,167	1,503,936
Cash and cash equivalents	3,823,689	23,723,687	5,637,222
	10,890,056	30,052,854	7,141,158

Financial liabilities measured at amortized cost
Trade and other payables	13,761,981	8,086,186	1,921,439
Lease liabilities	2,332,120	1,581,879	375,886
	16,094,101	9,668,065	2,297,325

25.	Capital management

The Company manage their capital to ensure that the Company is able to continue as a going concern and maintain an optimal capital structure so as to maximize shareholder’s value. The capital structure of the Company consists of equity attributable to owners of the Company, comprising issued share capital, reserves and retained earnings/accumulated losses as presented in the statements of changes in equity.

The Company manage its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Company is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes during the financial years ended June 30, 2024 and 2025. The overall strategy remained unchanged from 2024.

26.	Commitment

The Company has the following commitments in respect of acquisition of property, plant and equipment:

	June 30, 2024	June 30, 2025	June 30, 2025
	RM	RM	USD
Approved and contracted for	8,690	561,587	133,444

27.	Events after reporting period

The Company has assessed all events from June 30, 2025, up through October 10, 2025 which is the date that these consolidated financial statements are available to be issued, there are not any material subsequent events that require disclosure in these consolidated financial statements.

On March 10, 2025, the Company received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that based on the closing bid price of the Company for the period from January 24, 2025 to March 7, 2025, the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of USD1 per share. The Company was provided 180 calendar days, or until September 8, 2025, in which to regain compliance with Nasdaq continued listing requirement.

On September 9, 2025, the Company received a letter from Nasdaq notifying the Company that the Company is eligible for an additional 180 calendar day period, or until March 9, 2026, to regain compliance. If compliance cannot be demonstrated by March 9, 2026, Nasdaq staff will provide written notification that the Company’s securities will be delisted. At that time, the Company may appeal Nasdaq staff’s determination to a Hearings Panel.

The Company is currently evaluating options to regain compliance and intends to timely regain compliance with Nasdaq’s continued listing requirement. Although the Company will use all reasonable efforts to achieve compliance with Rule 5550(a)(2), there can be no assurance that the Company will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq continued listing requirement.

On September 11, 2025, LNKS Asia Limited, a wholly-owned subsidiary of the Company was incorporated in British Virgin Islands with a share capital of US$1. The principal activity of the subsidiary is investment holding. On October 2, 2025, the subsidiary changed its name to Linkers Asia Pacific Limited.