Form 20-F
period 2026-06-30
Linkers Industries Ltd
filed 2026-10-08
CIK 1972074

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026

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
Sungai Lalang, 08000 Sungai Petani, Kedah Darul Aman, Malaysia.

(Name, Telephone, E-mail and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0025 per share	LNKS	The Nasdaq Capital Market, LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Warrants, each to purchase one ordinary share

Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The registrant had 1,771,351 Ordinary Shares including 1,521,351 Class A Ordinary Shares and 250,000 Class B Ordinary Shares issued and outstanding as of June 30, 2026.

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

DEFINITIONS

Unless otherwise indicated and except where the context otherwise requires, the following definitions are used in this Annual Report:

●	“Articles” or “Articles of Association” are to the sixth amended and restated articles of association of our Company adopted on July 30, 2026, with effect from July 30, 2026 and as amended, supplemented and/or otherwise modified from time to time;

●	“BVI” is to the British Virgin Islands;

●	“BVI Act” is to the BVI Business Companies Act as amended from time to time;

●	“Class A Ordinary Shares” are to the Class A ordinary shares with a par value of US$0.0025 each of LIL;

●	“Class B Ordinary Shares” are to the Class B ordinary shares with a par value of US$0.0025 each of LIL;

●	“Controlling Shareholder” is to Mr. Man Tak Lau, who beneficially owns an aggregate of 273,318 Ordinary Shares, including 23,318 Class A Ordinary Shares and 250,000 Class B Ordinary Shares, which will represent 15.43% of the total issued and outstanding Ordinary Shares, representing 77.03% of the total voting power.;

●	“Exchange Act” is to the U.S. Securities Exchange Act of 1934, as amended;

●	“Euro,” “EUR,” or “€” is to the currency of the member states participating in the European Monetary Union;

●	“Hong Kong” is to the Hong Kong Special Administrative Region of the PRC;

●	“IPO” is to the initial public offering of our Class A Ordinary Shares, through our registration statement on Form F-1 (Registration No. 333-279752) originally filed with the SEC on May 28, 2024;

●	“LAPL” is to Linkers Asia Pacific Limited, a company incorporated in the BVI with limited liability, a direct wholly-owned subsidiary of LIL;

●	“LHKL” is to Linkers Hong Kong Limited, a company incorporated in the BVI with limited liability, a direct wholly-owned subsidiary of LAPL;

●	“LPW” is to LPW Electronics Co Limited, a company incorporated in Thailand with limited liability, an associate of LAPL;

●	“Malaysia Factory” is to the production site of TEM located in Kedah Darul Aman, Malaysia;

●	“Memorandum” or “Memorandum of Association” is to the sixth amended and restated memorandum of association of our Company adopted on July 30, 2026, with effect from July 30, 2026 and as amended, supplemented and/or otherwise modified from time to time;

●	“Ordinary Shares” or “Shares” are to the Class A Ordinary Shares and the Class B Ordinary Shares;

●	“our operating subsidiary” or “operating subsidiary” is to TEM;

●	“PRC”, “China” or “Mainland China” is to the People’s Republic of China;

●	“RM” is to Ringgit Malaysia, the legal currency of Malaysia;

●	“Securities Act” is to the U.S. Securities Act of 1933, as amended;

●	“TEM” is to TEM Electronics (M) Sdn. Bhd., a company established in Malaysia with limited liability, a direct wholly-owned subsidiary of TSPL and an indirect wholly-owned subsidiary of LIL;

●	“TSPL” is to TEM SP Limited, a company incorporated in the BVI with limited liability, a direct wholly-owned subsidiary of LIL;

●	“U.S. dollars” or “US$” or “dollars” or “USD” are to the legal currency of the United States; and

●	“we”, “us”, “our”, “our Company”, the “Company”, “our Group”, the “Group”, or “LIL” in this annual report are to Linkers Industries Limited, a business company incorporated in the BVI with limited liability under the BVI Act on December 8, 2022.

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

Revenue generated from our top five customers accounted for 84.5%, 89.4% and 86.2% of our total revenue for the years ended June 30, 2026, 2025 and 2024, respectively. Despite that we have entered into framework agreements with some of our customers, we do not have long-term agreements with any of our top five customers, and their purchases are made on an order-by-order basis. Our business with our customers has been, and we expect it will continue to be, conducted based on the actual orders received from time to time. Our customers are not obligated in any way to continue placing orders with us at the same or increasing levels, or at all. Their level of demand for our products may fluctuate significantly from period to period. Such fluctuation is attributable mainly to changes in customer demand, including their business strategies, operational needs and product portfolio. In addition, a majority of our revenue are generated from customers located in the Asia Pacific Region. If there are any material changes in the economic and political environment and local laws and regulations in these countries, it may adversely affect our sales to the respective customers located therein.

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

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate, including communicating with clients and the relevant listing authorities. Moreover, our business and ability to operate could also be adversely affected by Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, SARS, COVID-19 or other epidemics.

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

The ongoing war in Ukraine, geopolitical tensions involving the United States and Iran, and other geopolitical uncertainties could materially and adversely affect our business, financial condition, results of operations, and prospects.

The ongoing conflict in Ukraine has adversely affected global economic markets, including causing significant volatility in energy prices, commodity prices, and global financial markets. In addition, escalating geopolitical tensions involving the United States and Iran, as well as instability in the Middle East, could further disrupt global energy supplies, shipping routes, and international trade. Such developments may result in increased prices for raw materials, fuel, and other commodities, as well as higher transportation and logistics costs.

In response to Russia's military actions in Ukraine, the United States, the European Union, and other jurisdictions have imposed, and may continue to impose, economic and financial sanctions against Russia and certain related parties. Likewise, any escalation of tensions involving the United States and Iran could lead to additional sanctions, trade restrictions, military actions, or disruptions to major shipping corridors and energy markets.

These developments could adversely affect global supply chains, the availability and cost of raw materials, energy prices, transportation expenses, financial markets, and overall economic conditions, which in turn could negatively impact our suppliers, customers, and business operations. In particular, increases in material, energy, freight, and logistics costs may adversely affect our operating costs and profitability.

As of the date of this Annual Report, to the best of our knowledge, neither we nor our subsidiaries: (i) maintain any direct business relationship or contractual arrangement with any Russian, Ukrainian, or Iranian entity as a customer or supplier; (ii) are aware of any material direct business relationships or contractual arrangements between our customers or suppliers and such entities; (iii) have experienced any material adverse impact on our business segments, products, services, projects, or operations as a result of supply chain disruptions arising from these geopolitical events; or (iv) have been materially adversely affected financially by such conflicts or tensions.

Nevertheless, the extent, duration, and ultimate impact of these geopolitical developments, related sanctions, military actions, and resulting market disruptions remain highly uncertain and difficult to predict. Any such disruptions may exacerbate the impact of other risks described in this Annual Report. Prolonged geopolitical instability, escalation of military activities, additional sanctions, disruptions in energy markets, or interruptions to global transportation routes could have a material adverse effect on the global economy, which could, in turn, materially and adversely affect our business, financial condition, results of operations, cash flows, and future prospects.

Risks Related to our Corporate Structure

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Based on our dual-class voting structure, holders of Class A Ordinary Shares will be entitled to one (1) vote per share in respect of matters requiring the votes of shareholders, while holders of Class B Ordinary Shares will be entitled to twenty (20) votes per share. Due to the disparate voting powers associated with our two classes of ordinary shares, our Controlling Shareholder will beneficially own 77.03% of the aggregate voting power of our Company. The interests of our Controlling Shareholder may not coincide with your interests, and it may make decisions with which you disagree, including decisions on important topics such as the composition of the board of directors, compensation, management succession, and our business and financial strategy. To the extent that the interests of our Controlling Shareholder differ from your interests, you may be disadvantaged by any action that they may seek to pursue. This concentrated control could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price.

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

As of the date of this report, our Controlling Shareholder, has own 15.43% of our total issued and outstanding Shares, representing 77.03% of the total voting power. Our Controlling Shareholder will have the ability to control the outcome of certain matters submitted to shareholders for approval through his controlling ownership of the company, such as the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions.

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

On February 27, 2026, Nasdaq notified the Company that the Company had regained compliance with the Minimum Bid Price Requirement, by having a closing bid price at or greater than US$ 1.00 per Class A Ordinary Share from January 29, 2026 to February 26, 2026.

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

The Company has been named as one of numerous issuer defendants in three putative securities class actions filed in the Supreme Court of the State of New York, New York County: Patrick Shane Johnson, et al. v. Linkers Industries limited., et al., Index No. 153671/2026, filed on March 24, 2026 (the “Johnson Action”); Leyber Gabriel Briones, et al. v. Linkers Industries Limited., et al., Index No. 154747/2026, filed on April 13, 2026 (the “Briones Action”); and Damond Morales, et al. v. Linkers Industries Limited., et al., Index No. 159271/2026, filed on July 23, 2026 (the “Morales Action” and, collectively with the Johnson Action and Briones Action, the “Actions”).

The Actions were brought on behalf of putative classes of investors who invested in, or made investments traceable to, the initial public offerings of numerous issuers, including the Company. The complaints generally allege that the issuer defendants and their underwriters violated Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 by failing to disclose an alleged coordinated pattern of market manipulation involving numerous nano-cap and micro-cap companies. The complaints do not contain specific factual allegations of wrongdoing by the Company. Plaintiffs seek unspecified compensatory damages, rescission or rescissory damages, costs and expenses, and equitable or injunctive relief.

As of the date of this report, the Company has not been served in the Johnson Action or the Briones Action. Plaintiffs in the Morales Action have purportedly served the Company with a summons and complaint, and the Company intends to seek dismissal of the Morales Action as against it. If served in the Johnson Action or Briones Action, the Company intends to vigorously defend against the claims.

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

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investor of our Class A Ordinary Shares and warrants.

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following our IPO), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Class A Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our IPO. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares or warrants, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

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

On December 4, 2024, the Company entered into an underwriting agreement with R. F, Lafferty & Co., Inc., as underwriter named thereof, in connection with its initial public offering (“IPO”) of 1,900,000 Class A ordinary Shares, at a price of $4 per share. The Company’s Registration Statement on Form F-1 (File No. 333-279752) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 28, 2024 (as amended, the “Registration Statement”) was declared effective by the Commission on December 3, 2024. On December 16, 2024, R. F, Lafferty & Co., Inc., the underwriter of the IPO notified the Company of their decision to exercise the over-allotment option to purchase an additional 285,000 Class A Ordinary Shares at a price of $4.00 per share. The closing for the sale of the over-allotment shares took place on December 19, 2024.

On October 31, 2025, Linkers Asia Pacific Limited (“LAPL”) acquired a 20% equity interest in LPW. Subsequently, on June 17, 2026, LAPL further acquired an additional 29% equity interest in LPW. In addition, LAPL completed the acquisition of the entire issued share capital of LHKL.

On March 16, 2026, the Company entered into a share subscription agreement Man Tak Lau, its controlling shareholder, pursuant to which the Company agreed to issue and sell, and the Man Tak Lau agreed to subscribe for, 60,000,000 Class B ordinary shares of the Company, par value US$0.00001 for the total consideration of $600, subject to certain closing conditions. In connection with the subscription, the board of directors of the Company approved to re-classify and re-designate 60,000,000 Class A Ordinary Shares out of the authorized but unissued Class A Ordinary Shares to Class B Ordinary Shares and adopted the fourth amended and restated memorandum and articles of association to effect the reclassification and redesignation.

On March 23, 2026, the Company entered into a securities purchase agreement with certain investors for the offering and sale of units in a best efforts offering for aggregate gross proceeds to the Company of approximately $16 million, before deducting placement agent fees and other estimated expenses payable by the Company. Pursuant to the securities purchase agreement and the registration statement, the Company issued and sold: (i) 4,065,957 units (the “Ordinary Units”), each consisting of one Class A ordinary shares of the Company, par value $0.00001 per share (the “Class A Ordinary Shares”), one series A warrant to purchase one Class A Ordinary Shares and one series B Warrant to purchase one Class A Ordinary Share, and (ii) 19,022,066 pre-funded units, each consisting of one pre-funded warrant to purchase one Class A Ordinary Share, one Series A Warrant and one Series B Warrant at a public offering price of $0.693 per Ordinary Unit and $0.69299 per pre-funded unit. The offering closed on March 24, 2026. Also on March 23, 2026, the Company entered into a placement agency agreement with Univest Securities, LLC as placement agent, pursuant to which the placement agent acted as sole placement agent for the offering. Pursuant to the placement agency agreement, the Company agreed to pay the placement agent a cash fee equal to 7% of the gross proceeds of the offering and reimburse the placement agent for legal fees and other out-of-pocket fees, costs and expenses in the amount of up to $164,900. The securities offered and sold by the Company were registered on the Company’s registration statement on Form F-1 (File No. 333-294360), as amended, which was initially filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2026 and was declared effective by the SEC on March 20, 2026.

On March 24, 2026, the Board approved a reverse share split of all of the Company’s issued and unissued shares, including its Class A Ordinary Shares and Class B Ordinary Shares on a one-for-two-hundred-fifty basis. Pursuant to the BVI Business Companies Act (as amended) and the Company’s Memorandum and Articles of Association, the Board is authorized to effect the Reverse Share Split without the approval of the Company’s shareholders. Accordingly, no shareholder vote, consent or approval was required or were sought in respect of the reverse share split. The Company’s Class A Ordinary Shares began trading on the Nasdaq Stock Market LLC on a post-Reverse Share Split basis upon the opening of the market on April 6, 2026 under the current symbol “LNKS.”

On June 17, 2026, the Company through its wholly-owned subsidiary, Linkers Asia Pacific Limited, entered into a sales and purchase agreement with Mr. Man Tak Lau, the chairman of the board of directors of the Company, pursuant to which Linkers Asia Pacific Limited conditionally agreed to purchase, and Mr. Lau, conditionally agreed to sell, 150,800 shares, or twenty nine (29) percent of the outstanding shares, of LPW Electronics Co., Ltd., for the consideration is approximately US$2,350,000. Meanwhile, all outstanding amounts owed by LPW to an associate, totaling approximately US$6,160,000, together with the foregoing, were to be settled in cash upon closing. Upon closing of the transaction, the Company owns up to 49% of the equity interests in LPW. The transaction was completed on June 17, 2026.

On July 30, 2026, the Board approved the increase of the authorized shares of the Company from 4,000,000 ordinary shares comprising (i) 3,750,000 Class A ordinary shares with par value US$0.0025 each and (ii) 250,000 Class B ordinary shares with par value US$0.0025 each to 10,000,000 ordinary shares comprising (i) 9,750,000 Class A Ordinary Shares with a par value of US$0.0025 each; and (ii) 250,000 Class B Ordinary Shares with a par value US$0.0025 each. On July 30, 2026, the filing and registration of the New M&A was accepted by the Registrar of Corporate Affairs in the British Virgin Islands.

The chart below illustrates our corporate structure and identifies our subsidiaries as of the date of this Report:

Name	Background	Ownership
TEM SP Limited	— A BVI company — Incorporated on November 15, 2022 — Issued share of US$1 — Intermediate holding company	100% owned by LIL

TEM Electronics (M) Sdn. Bhd.	— A Malaysian company — Incorporated on October 31, 1995 — Issued share capital of RM2,400,000 — Engaged in manufacturing of wire/cable harnesses	100% owned by TSPL

Linkers Asia Pacific Limited (Formerly known as LNKS Asia Limited)	— A BVI company — Incorporated on September 11, 2025 — Issued share of US$1 — Engaged in investment holding	100% owned by LIL

Linkes Hong Kong Limited	— A BVI company — Incorporated on August 14, 2026 — Issued share capital of US$500,000 — Engaged in investment holding	100% owned by LAPL

LPW Electronics Co Ltd	— A Thailand company — Incorporated on March 21, 2023 — Issued share capital of THB52,000,000 — Engaged in manufacturing of wire/cable harnesses	49% owned by LAPL

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

B. Business overview

Our Business

Through our operating subsidiary, we are a manufacturer and a supplier of wire/cable harnesses with our manufacturing operations in Malaysia and have more than 30 years’ experience in the wire/cable harnesses industry. Wire/cable harness refers to an assembly of wires/cables bound together with straps, cable ties and electrical tapes to transmit signals or electrical power. Our customers are generally global brand name manufacturers and original equipment manufacturers (“OEMs”) in the home appliances, industrial products and automotive industries that are mainly based in the Asia Pacific Region.

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

Extensive understanding of wire harness production process, up-to-date machinery and efficient management resulting in competitive pricing while maintaining quality

We have been in the industry for over 30 years and possess a deep and extensive understanding of wire harness design, production, and assembly process. With in-house engineering capabilities, we are able to design and optimize wire harnesses for our target customer and specify designs and abilities to specific applications of our customers’ need. Coupled with our continuous effort to evolve, we utilize up-to-date machinery, automation, and technology for wire harness production, equipping ourselves with the capability to achieve a high and speedy production capacity. Furthermore, our long-lasting experience in the industry allows us to manage procurement, production, and cost in an effective and efficient manner, resulting in competitive pricing while maintaining quality.

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

We derive a significant portion of our revenues from a few major customers. For the years ended June 30, 2026, 2025 and 2024, our top five customers accounted for 84.5%, 89.4% and 86.2% of our total revenue, respectively. Our management will maintain and enhance our long-standing relationships with our customers and diversify our products and services to our customers in order to reduce the level of customer concentration.

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

C. Organizational structure.

The chart below illustrates our corporate structure and identifies our subsidiaries.

D. Property, plant and equipment.

We do not own any real property.

Our headquarter and main production facility are located in Malaysia where we lease (i) one property with production site located in Kedah Darul Aman, Malaysia, with a total gross floor area of approximately 13,795 square feet with a lease term from April 1, 2025 to March 31, 2028 and a monthly rent of RM14,000 (approximately US$3,430); (ii) one property with production site located in Kedah Darul Aman, Malaysia, with a total gross floor area of approximately 17,398 square feet with a lease term from April 1, 2026 to March 31, 2028 and a monthly rent of RM24,900 (approximately US$6,100); and (iii) one property with production site located in Kedah Darul Aman, Malaysia, with a total gross floor area of approximately 17,398 square feet with a lease term from April 1, 2026 to March 31, 2028 and a monthly rent of RM24,900 (approximately US$6,100), all from an independent third party, and together being the Malaysia Factory. The Malaysia Factory comprises production facility, offices, warehouses and testing laboratories. We conduct all our production operations at the Malaysia Factory.

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

Exchange rate information

LIL is a holding company registered and incorporated in the BVI with operations conducted in Malaysia through its operating subsidiary, TEM. LIL’s reporting currency is RM. This annual report contains translations of RM into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from RM to U.S. dollars and from U.S. dollars to RM in this annual report were calculated at the noon buying rate of US$1 = RM4.0820 on June 30, 2026 for figures during the fiscal years ended June 30 2026 as published in H.10 statistical release of the United States Federal Reserve Board. We make no representation that the RM or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or RM, as the case may be, at any particular rate or at all.

Overview

Through our operating subsidiary, we are a manufacturer and a supplier of wire/cable harnesses with our manufacturing operations in Malaysia and have more than 30 years’ experience in the wire/cable harnesses industry. Wire/cable harness refers to an assembly of wires/cables bound together with straps, cable ties and electrical tapes to transmit signals or electrical power. Our customers are generally global brand name manufacturers and OEMs in the home appliances, industrial products and automotive industries that are mainly based in the Asia Pacific Region.

We work closely with customers in each stage of a product’s life cycle, including design, prototyping and production. Our business model enables us to offer customized wire harness for different applications and electrics designs. Our products are customized and made-to-order in accordance with the specific technical requirements of our customers.

A. Operating results

Year ended June 30, 2026 compared with year ended June 30, 2025

The following table sets forth a summary of the consolidated results of operations of us for the years indicated.

	For the years ended June 30,
	2025	2026
	RM	RM	US$
Revenue	22,421,335	22,575,726	5,530,555
Cost of sales	(20,601,771)	(20,572,713)	(5,039,861)
Gross profit	1,819,564	2,003,013	490,694
Selling and distribution expenses	(469,049)	(488,617)	(119,700)
General and administrative expenses	(6,120,480)	(8,729,567)	(2,138,551)
Loss from operations	(4,769,965)	(7,215,171)	(1,767,557)
Interest income	177,146	485,922	119,040
Interest expenses	(174,978)	(85,187)	(20,869)
Other income	359,608	137,051	33,574
Fair value gain on warrant liabilities, net	-	26,634,639	6,524,899
Professional fee for new placement	-	(27,227,991)	(6,670,257)
Other expenses	(478,904)	-	-
Share of loss of associate	-	(355,632)	(87,122)
Loss before income tax	(4,887,093)	(7,626,369)	(1,868,292)
Income tax (expense)/credit	(46,604)	20,986	5,141
Loss for the year	(4,933,697)	(7,605,383)	(1,863,151)

Revenue

For the years ended June 30, 2026 and 2025, our revenue was derived from sales of wire/cable harnesses.

Our revenue remained relatively stable at RM22,421,335 and RM22,575,726 (US$5,530,555) for the years ended June 30, 2025 and 2026, respectively.

Cost of sales

Our cost of sales remained relatively stable at RM20,601,771 and RM20,572,713 (US$5,039,861) for the years ended June 30, 2025 and 2026, respectively.

Gross profit

Our gross profit remained relatively stable at RM1,819,564 and RM2,003,013 (US$490,694) for the years ended June 30, 2025 and 2026, respectively.

Selling and distribution expenses

Our selling and distribution expenses consist of transportation and warehouse expenses, marketing and exhibition expenses and travelling and entertainment expenses. The following table sets forth a breakdown of our selling and distribution expenses for the years ended June 30, 2025 and 2026:

	For the years ended June 30,
	2025	2026	2026
	RM	RM	US$
Transportation and warehouse expenses	401,617	348,999	85,497
Marketing and exhibition expenses	6,507	26,273	6,436
Travelling and entertainment expenses	60,925	113,345	27,767
	469,049	488,617	119,700

Our selling and distribution expenses remained relatively stable at RM469,049 and RM488,617 (US$119,700) for the years ended June 30, 2025 and 2026, respectively.

Transportation and warehouse expenses

Our transportation and warehouse expenses mainly represented the delivery fee and storage costs of our inventories. The expenses decreased by RM52,618 or 13.1% from RM401,617 for the year ended June 30, 2025 to RM348,999 (US$85,497) for the year ended June 30, 2026, which was primarily due to the reducing shipment frequency through consolidation.

Marketing and exhibition expenses

Our marketing and exhibition expenses increased by RM19,766 or 303.8% from RM6,507 for the year ended June 30, 2025 to RM26,273 (US$6,436) for the year ended June 30, 2026, which was primarily due to the increase in new sample builds.

Travelling and entertainment expenses

Our travelling and entertainment expenses increased by RM52,420 or 86.0% from RM60,925 for the year ended June 30, 2025 to RM113,345 (US$27,767) for the year ended June 30, 2026, which was primarily due to the business trips undertaken to meet overseas customers during the year.

General and administrative expenses

Our general and administrative expenses consist of salaries, welfare and other benefits, professional services fees, security service, office expenses and utilities, insurance, depreciation and amortization and others. The following table sets forth a breakdown of our administrative expenses for the years ended June 30, 2025 and 2026:

	For the years ended June 30,
	2025	2026	2026
	RM	RM	US$
Salaries, welfare and other benefits	2,543,157	2,872,118	703,606
Professional services fees	2,769,197	4,777,923	1,170,486
Security service	158,112	180,248	44,157
Office expenses and utilities	173,426	281,352	68,924
Insurance	245,113	296,155	72,551
Depreciation and amortization	161,262	184,298	45,149
Others	70,213	137,473	33,678
	6,120,480	8,729,567	2,138,551

Our general and administrative expenses increased by RM2,609,087 or 42.6% from RM6,120,480 for the year ended June 30, 2025 to RM8,729,567 (US$2,138,551) for the year ended June 30, 2026, which was primarily due to the increase in professional services fees.

Salaries, welfare and other benefits

Our salaries, welfare and other benefits increased by RM328,961 or 12.9% from RM2,543,157 for the year ended June 30, 2025 to RM2,872,118 (US$703,606) for the year ended June 30, 2026, which was primarily due to the increase of headcounts and salary adjustment during the year.

Professional services fees

Our professional services fees increased by RM2,008,726 or 72.5% from RM2,769,197 for the year ended June 30, 2025 to RM4,777,923 (US$1,170,486) for the year ended June 30, 2026, which was mainly due to the Company recording seven months of expenses for (i) marketing and business development consultancy fees, (ii) legal fees of U.S. counsel (iii) Nasdaq annual listing fees from December 2024 to June 2025. In contrast, the Company has recorded twelve months of such expenses during the current year.

Security service

Our security services increased by RM22,136 or 14% from RM158,112 for the year ended June 30, 2025 to RM180,248 (US$44,157) for the year ended June 30, 2026, which was mainly due to the minimum wage adjustment implemented by the security company, effective from February 2025. In contrast, the Company has recorded twelve months of a higher costs during the current year.

Office expenses and utilities

Our office expenses and utilities increased by RM107,926 or 62.2% from RM173,426 for the year ended June 30, 2025 to RM281,352 (US$68,924) for the year ended June 30, 2026, which was mainly due to the increased frequency of travel incurred during the current year.

Insurance

Our insurance expenses increased by RM51,042 or 20.8% from RM245,113 for the year ended June 30, 2025 to RM296,155 (US$72,551) for the year ended June 30, 2026, which was mainly due to the Company recording seven months of expenses from December 2024 to June 2025. In contrast, the Company has recorded twelve months of such expenses during the current year.

Depreciation and amortization

Our depreciation and amortization remained relatively stable at RM161,262 and RM184,298 (US$45,149) for the years ended June 30, 2025 and 2026, respectively.

Others

Others mainly consists of bank charge, license fees, rent and other sundry expenses, which was increased by RM67,260 or 95.8% from RM70,213 for the year ended June 30, 2025 to RM137,473 (US$33,678) for the year ended June 30, 2026, which was mainly due to the application of 8% sales and service tax on rental expenses in Malaysia since September 2025.

Interest expenses

Our interest expenses represent interest expense on loan payables to related companies and interest on lease liabilities. Our interest expenses decreased by RM89,791 or 51.3% from RM174,978 for the year ended June 30, 2025 to RM85,187 (US$20,869) for the year ended June 30, 2026, the decrease in interest expenses on lease liabilities and loans payable to related companies was primarily attributable to the settlement of related party loans and the partial repayment of lease liabilities.

Other income

The following table sets forth a breakdown of other income for the years ended June 30, 2025 and 2026:

	For the years ended June 30,
	2025	2026	2026
	RM	RM	US$
Gain on disposal of spare parts and property, plant and equipment	248,949	55,073	13,492
Proceeds from sale of scraped materials	-	19,979	4,894
Sundry income	9,487	759	186
Reversal of expected credit loss	101,172	10,544	2,583
Gain on foreign exchange, net	-	50,696	12,419
	359,608	137,051	33,574

Our other income primarily consists of gains on disposal of spare parts and property, plant and equipment, proceeds from the sale of scraped materials, sundry income, net fair value gain on warrant liabilities, reversals of expected credit loss and net foreign exchange gains. Other income decreased by RM222,557 or 61.9% from RM359,608 for the year ended June 30, 2025 to RM137,051 (US$33,574) for the year ended June 30, 2026., which was primarily attributable to a lower gain on disposal and reversal of expected credit loss during the year.

Fair value gain on warrant liabilities, net

It was primarily attributable to the remeasurement of warrant liabilities at fair value at each exercise date and year-end, compared to their initial fair value at issuance.

Professional fee for new placement

It was primarily attributable to transaction costs incurred in connection with the US$16 million placement, including, but not limited to, underwriting discounts, legal and professional fees, consultancy fees, and accounting service fees. These costs were associated with the initial recognition of the warrant liabilities. As the difference between the transaction price and the fair value of the warrant liabilities was recognized as a Day 1 loss upon initial recognition, the related transaction costs were expensed immediately in profit or loss.

Income tax expense

The following table sets forth a breakdown of provision for income tax expense for the years ended June 30, 2025 and 2026:

	For the years ended June 30,
	2025	2026	2026
	RM	RM	US$
Deferred taxation
Current year	46,604	(20,986)	(5,141)
Total	46,604	(20,986)	(5,141)

Deferred income tax assets are recognized for tax losses and capital allowances carried forward to the extent that realization of the related tax benefits through future taxable profits is probable. The Company has unabsorbed tax losses of approximately RM4,881,000 (2025: RM3,273,000) and capital allowances of approximately RM3,371,000 (2025: RM2,554,000) at the reporting date which can be carried forward and used to offset against future taxable income subject to meeting certain statutory requirements.

The unabsorbed business losses are to be carried forward for 10 consecutive years of assessment. Unabsorbed capital allowances have no expiry date. Deferred tax assets have not been recognized in respect of the tax losses and capital allowances due to uncertainty in the availability of future taxable profit against which the Company can utilize these tax benefits.

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company and its subsidiary, TEM SP Limited, Linkers Asia Pacific Limited and Linkers Hong Kong Limited are not subject to any income tax.

Loss for the year

As a result of the foregoing, our loss increased by RM2,671,686 from RM4,933,697 for the year ended June 30, 2025 to RM7,605,383 (US$1,863,151) for the year ended June 30, 2026.

Year ended June 30, 2025 compared with year ended June 30, 2024

The following table sets forth a summary of the consolidated results of operations of us for the years indicated.

	For the years ended June 30,
	2024	2025
	RM	RM	US$
Revenue	22,428,825	22,421,335	5,327,758
Cost of sales	(20,195,055)	(20,601,771)	(4,895,393)
Gross profit	2,233,770	1,819,564	432,365
Selling and distribution expenses	(453,041)	(469,049)	(111,455)
General and administrative expenses	(3,332,000)	(6,120,480)	(1,454,348)
Loss from operations	(1,551,271)	(4,769,965)	(1,133,438)
Interest income	35,391	177,146	42,093
Interest expenses	(422,433)	(174,978)	(41,578)
Other income	106,212	359,608	85,450
Other expenses	(5)	(478,904)	(113,797)
Loss before income tax	(1,832,106)	(4,887,093)	(1,161,270)
Income tax expense	(167,356)	(46,604)	(11,074)
Loss for the year	(1,999,462)	(4,933,697)	(1,172,344)

Revenue

For the years ended June 30, 2025 and 2024, our revenue was derived from sales of wire/cable harnesses.

Our revenue remained relatively stable at RM22,428,825 and RM22,421,335 (US$5,327,758) for the years ended June 30, 2024 and 2025, respectively.

Cost of sales

Our cost of sales was increased by RM406,716 or 2.0% from RM20,195,055 for the year ended June 30, 2024 to RM20,601,771 (US$4,895,393) for the year ended June 30, 2025, which was primarily due to the Malaysian Government implemented the monthly minimum wage policy from RM1,500 to RM1,700 since February 1, 2025.

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

Loss for the year

As a result of the foregoing, our loss increased by RM2,934,235 from RM1,999,462 for the year ended June 30, 2024 to RM4,933,697 for the year ended June 30, 2025.

B. Liquidity and capital resources

The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated.

	As of June 30,
	2025	2026	2026
	RM	RM	US$
Current assets
Cash and bank balances	23,723,687	18,713,143	4,584,307
Trade and other receivables	11,219,731	9,122,177	2,234,732
Tax recoverable	420,927	141,875	34,756
Inventories	9,212,860	9,216,920	2,257,942
Total current assets	44,577,205	37,194,115	9,111,737

Current liabilities
Trade and other payables	8,134,186	8,635,770	2,115,571
Lease liabilities	886,595	594,266	145,582
Warrant liabilities	-	2,654	650
Deferred tax liabilities	432,678	411,692	100,855
Total current liabilities	9,453,459	9,644,382	2,362,658
Net current assets	35,123,746	27,549,733	6,749,079

Trade and other receivables

The following table sets forth a breakdown of our trade and other receivables, net as of the dates indicated:

	As of June 30,
	2025	2026	2026
	RM	RM	US$
Trade receivables – third parties	6,274,545	7,312,693	1,791,449
Less: Allowance for expected credit loss of trade receivables – third parties	(141,849)	(131,305)	(32,167)
Net	6,132,696	7,181,388	1,759,282

Deposits	194,501	206,105	50,491
Prepayments	4,594,892	1,622,817	397,554
Advance to suppliers	295,672	63,334	15,515
Sundry receivable	1,970	48,533	11,890
Total	11,219,731	9,122,177	2,234,732

Trade receivables, net

Trade receivables represent amounts due from our customers arising from our sales. We generally grant our customers a credit terms of 30 to 120 days, depending on their reputation, transaction history and the products purchased. Our trade receivables remained relatively stable at RM6,132,696 and RM7,181,388 (US$1,759,282) for the years ended June 30, 2025 and 2026, respectively.

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

Deposits

Our deposits mainly consist of refundable deposits for factory rental and utilities. Our deposits remained relatively stable at RM194,501and RM206,105 (US$50,491) for the years ended June 30, 2025 and 2026, respectively.

Prepayments

Our prepayments mainly represent prepaid insurance and professional fee. Our prepayments decreased by RM2,972,075 from RM4,594,892 as of June 30, 2025 to RM1,622,817 (US$397,554) as of June 30, 2026, which was primarily attributable to professional fees for business development and marketing activities, which were amortised over twelve months during the year.

Advances to suppliers

Advance payment to suppliers represents payment made at the request of suppliers prior to delivery of materials when purchase order is placed. Such advance payment will be reversed and drop upon receipt of materials from suppliers. Our prepayments decreased by RM232,338 from RM295,672 as of June 30, 2025 to RM63,334 (US$15,515) as of June 30, 2026. This decrease was primarily due to fewer advance payments being placed in June 2026.

Inventories

Our inventories consist of raw materials, work-in-progress, finished goods, goods-in-transit and packaging materials. Our inventories remained relatively stable at RM9,212,860 and RM9,216,920 (US$2,257,942) for the years ended June 30, 2025 and 2026, respectively.

We regularly review our inventories levels. We believe that maintaining an appropriate level of inventories can help us better plan our raw material procurement and to deliver our products in a timely manner to meet customer demand without straining our liquidity.

During the years ended June 30, 2025 and 2026, our obsolete and slow-moving inventories amounted to RM454,936 and RM356,016 (US$87,216), respectively.

Trade and other payables

The following table sets forth a breakdown of our trade and other payables, net as of the dates indicated:

	As of June 30,
	2025	2026	2026
	RM	RM	US$
Trade payables — third parties	1,332,108	1,244,941	304,983

Amount due to related parties, net	338,786	783,043	191,828
Advances from a related party	5,149,801	4,984,763	1,221,157
Other payables	230,340	276,861	67,824
Provision	48,000	96,000	23,518
Accrued expenses	1,035,151	1,250,162	306,261
Total	8,134,186	8,635,770	2,115,571

Trade payables — third parties

Our trade suppliers generally grant us credit terms between 30 and 90 days.

Our trade payables - third parties remained relatively stable at RM1,332,108 and RM1,244,941 (US$304,983) for the years ended June 30, 2025 and 2026, respectively.

Amount due to related parties, net

The following table set forth the breakdown of our amount due to related parties as of the dates indicated:

	As of June 30,
	2025	2026	2026
	RM	RM	US$
SEAP Trading Pte Ltd – Trade receivables	21,128	496	122
TEM Electronics (Jiangmen) Co Ltd – Trade payables	(255,273)	(764,041)	(187,173)
BAP Trading Co Ltd – Trade payables	(104,641)	-	-
LPW Electronics Co Ltd – Trade payables	-	(19,498)	(4,777)
Total	(338,786)	(783,043)	(191,828)

Advances from a related party

The following table set forth the breakdown of the current portion of our advances from a related party as of the dates indicated:

	As of June 30,
	2025	2026	2026
	RM	RM	US$
New Universe Industries Ltd(1)	5,149,801	4,984,763	1,221,157
Total	5,149,801	4,984,763	1,221,157

(1)	The balance due to New Universe Industries Ltd is unsecured and interest free, the amount will be settled in due course.

Other payables

Our other payables consist of payables to sundry creditors, mainly including logistics, shipping and insurance companies. Our other payables increased by RM46,521 or 20.2% from RM230,340 as of June 30, 2025, to RM276,861 (US$67,824) as of June 30, 2026, which was primarily due to the increase in payables for marine insurance recorded under sundry creditors.

Accrued expenses

Our accrued expenses mainly represented accrued staff costs and benefits, professional fees, interest expenses and others. Our accrued expenses increased by RM215,011 or 20.8% from RM1,035,151 as of June 30, 2025, to RM1,250,162 (US$306,261) as of June 30, 2026, which was primarily due to additional professional fees incurred for the preparation of Form 6-k in connection with the LPW acquisition in June 2026.

Warrant liabilities

Our warrant liabilities relate to the fair value of unexercised Series A warrant as of June 30, 2026.

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

The following table sets forth a summary of our cash flows information for the years indicated:

	As of June 30,
	2024	2025	2026	2026
	RM	RM	RM	US$
Cash and cash equivalents at the beginning of the year	4,552,611	3,493,475	14,816,854	3,629,803
Net cash generated from/(used in) operating activities	1,445,316	(2,109,290)	(30,271,248)	(7,415,790)
Net cash used in investing activities	(554,578)	(8,640,268)	(29,697,804)	(7,275,306)
Net cash generated from/(used in) financing activities	(1,949,874)	22,072,937	62,278,548	15,256,871
Effect of foreign exchange rate changes in cash and cash equivalents	-	-	1,243,329	304,588
Cash and cash equivalent at the end of the year	3,493,475	14,816,854	18,369,679	4,500,166

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

For the year ended June 30, 2025, we had net cash used in operating activities of RM2,109,290 mainly arising from net loss from operation of RM4,887,093, as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items primarily consisted of depreciation of property, plant and equipment of RM1,224,441. Changes in operating assets and liabilities mainly include the decrease in trade and other receivables of RM4,306,170; partially offset by the decrease in trade and other payables of RM3,184,063 mainly due to the settlement of loans from a related party and professional fee for IPO.

For the year ended June 30, 2026, we had net cash used in operating activities of RM30,271,248 (US$7,415,790) mainly arising from net loss from operation of RM7,626,369 (US$1,868,292), as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items primarily consisted of (i) depreciation of property, plant and equipment of RM1,215,978 (US$297,888) and (ii) fair value gain on warrant liabilities, net of RM26,634,639 (US$6,524,899). Changes in operating assets and liabilities mainly include (i) the decrease in trade and other receivables of RM2,034,834 (US$498,488); (ii) the increase in trade and other payables of RM687,254 (US$168,362).

Cash used in investing activities

For the year ended June 30, 2024, net cash used in investing activities was RM554,578 which was mainly related to the purchase of plant and equipment.

For the year ended June 30, 2025, net cash used in investing activities was RM8,640,268 which was mainly related to the transfer the fund to short-term deposits pledged.

For the year ended June 30, 2026, net cash used in investing activities was RM29,697,804 (US$7,275,306) which was mainly related to (i) the purchase of plant and equipment of RM753,797 (US$184,664); (ii) the investment in associate of RM12,940,303 (US$3,170,089) and (iii) the advance to an associate of RM25,383,991 (US$6,218,518); partially mitigated by the release of short-term deposits upon maturity of RM8,563,369 (US$2,097,837)

Net cash generated from/(used in) financing activities

For the year ended June 30, 2024, net cash used in financing activities of RM1,949,874 consisted of (i) advance from related party of RM3,206,402, the effects were partially offset by (i) repayment of loans to related party of RM3,457,875; and (ii) repayment of lease liabilities of RM1,315,265.

For the year ended June 30, 2025, net cash generated from financing activities of RM22,072,937 consisted of the proceeds from initial public offering of RM27,487,123, the effects were partially offset by (i) repayment of loans to related party of RM3,539,625; and (ii) repayment of lease liabilities of RM1,310,710.

For the year ended June 30, 2026, net cash generated from financing activities of RM62,278,548 (US$15,256,871) consisted of the proceeds from the offering in March 2026 of RM63,360,000 (US$15,521,803), the effects were partially offset by repayment of lease liabilities of RM996,265 (US$244,063).

Working Capital Sufficiency

LIL believes that, taking into consideration the financial resources presently available, including the current levels of cash and cash flows from operations, its working capital will be sufficient to meet its anticipated cash needs for at least the next twelve months from the date of this Report.

Capital Expenditures

We incurred capital expenditures of RM581,327, RM240,850 and RM3,310,955 (US$811,111) for years ended June 30, 2024, 2025 and 2026, respectively, which mainly related to purchase of plant and equipment.

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

Customer concentration risk

Revenue generated from our top five customers accounted for 86.2%, 89.4% and 84.5% of our total revenue for the years ended June 30, 2024, 2025 and 2026, respectively. Despite that we have entered into framework agreements with some of our customers, we do not have long-term agreements with any of our top five customers, and their purchases are made on an order-by-order basis.

For details of the customer concentration risk, please refer to the section headed ’‘Risk Factors — Risks Relating to Our Business and Industry — We rely on a limited number of major customers, of which may reduce or discontinue purchases for our products” for additional information.

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

In assessing our liquidity, we monitor and analyze our cash and bank balances and our operating expenditure commitments. As of June 30, 2026, our cash and bank balances amounted to approximately RM18.7 million and our current assets were approximately RM37.2 million, and our current liabilities were approximately RM9.7 million.

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

Critical Accounting Policies, Judgments and Estimates

The preparation of financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in consolidated financial statements. In the current year, the Group has adopted all the new and revised IFRS and Interpretations of IFRS that are relevant to its operations and effective for annual periods beginning on or after July 1, 2025. Changes to the Group’s accounting policies have been made as required, in accordance with the transitional provisions in the respective IFRS and Interpretations of IFRS. The adoption of these new or amended IFRS and Interpretations of IFRS did not result in substantial changes to the Group’s accounting policies and had no material effect on the amounts reported for the current or prior financial years.

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

Fair value of warrant liabilities

The Company accounts the warrants as financial liabilities in accordance with IFRS 9 Financial Instruments and IFRS 13 Fair Value Measurement, as the terms of the Warrants do not meet the criteria for classification as equity instruments under IAS 32 Financial Instruments: Presentation. The warrants contain contractual features, including reset and cashless or zero-exercise-price provisions, which result in variable settlement outcomes and therefore do not meet the fixed-for-fixed criterion for equity classification.

These warrant liabilities are initially measured at fair value on the date of issuance. After initial recognition, the warrant liabilities are remeasured at fair value at each reporting period, with changes in fair value recognized through profit or loss.

Fair value of warrant liabilities are determined using Binomial Lattice Model valuation technique, which is suitable for instruments with complex features, including anti-dilution adjustments. Key valuation inputs include the Company’s share price, expected volatility, time to expiry, risk-free interest rate, and dividend yield.

The warrant liabilities are classified as Level 3 fair value measurements under the fair value hierarchy in IFRS 13, as the valuation incorporates significant unobservable inputs and valuation assumptions, including the determination of expected volatility and the assessment of historical price observations used in the volatility analysis. The Company reviews the fair value measurement and the classification within the fair value hierarchy at each reporting date.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

Set forth below is information concerning our directors, director appointees, and executive officers.

Name	Age	Position(s)
Mr. Man Tak Lau	57	Director and chairman of the board of Directors
Mr. Wai Kee Kan	60	Chief Executive Officer and Director
Ms. Chooi Phing Teh	53	Chief Financial Officer and Director
Mr. Wai Cheung Law	54	Director
Mr. Wai Kuen Cheung	58	Independent Director
Mr. Norman Chun Kin Hui	48	Independent Director
Mr. Lionel Khuat Leok Choong	64	Independent Director
Ms. Lee Chern Koay	57	Independent Director
Ms. Mei Kuen Mak	49	Independent Director

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

Mr. Wai Kuen Cheung (“Mr. Cheung”) has served as our independent director since March 2024. Mr. Cheung graduated from The Hong Kong Polytechnic University with a bachelor of arts degree in accountancy in November 1991 and obtained his master of business administration degree from The University of Manchester in June 2012. Mr. Cheung has been an associate of the HKICPA since January 1997 and a fellow member of the ACCA since April 2000. Mr. Cheung has more than 25 years of experience in accounting, auditing, financial, general management and direct investment in international accounting firm, private equity, public and private companies, focusing on Hong Kong and emerging markets including the PRC and Brazil. From February 2010 to November 2010, Mr. Cheung worked at China Medicine Corporation with his last position as the chief financial officer. Mr. Cheung was an independent non-executive director, chairman of the remuneration committee, member of the audit committee and nomination committee of TEM Holding Limited from 2019 until January 2021 upon its withdrawal of listing by way of privatization from the Hong Kong Stock Exchange. He is currently a director of a consulting and advisory firm in Hong Kong.

Mr. Norman Chun Kin Hui (“Mr. Hui”) has served as our independent director since March 2024. Mr. Hui obtained a bachelor of commerce degree in accounting and a bachelor of laws degree from the University of New South Wales in May 2001 and May 2002, respectively. Mr. Hui was admitted as solicitor and barrister in New South Wales, Australia in 2004, as solicitor in Hong Kong in 2005 and as solicitor in England Wales in 2006. He has also been an international accredited professional mediator since 2022. Mr. Hui is a solicitor of the High Court in Hong Kong with over 20 years of experience in corporate finance, mergers and acquisitions and other corporate transactions. He also has a focus on financial services, advising funds and asset management clients on regulatory issues, and has extensive experience in general commercial work. Mr. Hui is currently a partner and the head of equity capital markets of Dentons Hong Kong LLP, the Hong Kong branch of an international law firm. Mr. Hui has been appointed as an Independent Director of Powell Max Limited (NASDAQ: PMAX) since September 2024. Mr. Hui has also been serving as a director at Sooning PTY Ltd. since May 2000.

Mr. Lionel Khuat Leok Choong (“Mr. Choong”) has served as our independent director since March 2024. Mr. Choong holds a bachelor of arts degree in accountancy from London Guildhall University, UK, and a master of business administration degree from the Hong Kong University of Science and Technology and the Kellogg School of Management at US Northwestern University. Mr. Choong has over 33 years of working experience in accounting, auditing, internal control, corporate finance and corporate governance. From September 1984 to March 1992, Mr. Choong worked as a supervisor in BDO Binder Hamlyn in London, UK. In 1992, Mr. Choong joined Deloitte & Touche (“Deloitte”) as a manager of assurance and advisory department where he was responsible for consulting and audit work for clients. Mr. Choong was then promoted to principal and later partner of Deloitte where he focused on public company capital raising and mergers and acquisitions (“M&A”). In 2002, Deloitte & Touche Corporate Finance Ltd was established to provide strategic M&A advisory services, at which Mr. Choong was responsible for business development. Mr. Choong is a member of the Hong Kong Institute of Certified Public Accountant in Hong Kong and is a fellow member of the Institute of Chartered Accountants in England and Wales (ICAEW). He is also a member of the Hong Kong Securities Institute Ltd.

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

From 2018 until his resignation in October 2026, he served as an Independent Director and Chairman of the Audit Committee of MOXIAN, Inc. (NASDAQ: MOXC), a social customer relationship management company listed on NASDAQ, which was subsequently renamed ABITS Group Inc. (NASDAQ: ABTS), a new generation digital center with in-house bitcoin mining operations in the U.S. In addition, since 2015, he has served as a consultant to Willsing Co. Ltd., where he has been involved in bookkeeping, financial reporting, and consolidation work for various companies.

Since August 2025, Mr. Choong has been an independent director and audit committee chairman of Phaos Technology Holdings (Cayman) Limited (NYSE: POAS), principally engaged in the manufacturing and commercialization of advanced microscopy-related solutions, technologies, and products in Singapore and listed on the New York Stock Exchange.

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

Ms. Mei Kuen Mak (“Ms. Mak”) has served as our independent director on 29 May 2026. Ms. Mak, has over 20 years of experience in auditing, financial reporting, financial management and corporate governance practices. Ms. Mak currently serves as the Chief Financial Officer of Quam Plus International Financial Limited, a Hong Kong–based financial services group listed on the Main Board of the Hong Kong Stock Exchange (Stock Code: 00952) since December 2023. From March 2021 to November 2023, she held the positions of Chief Financial Officer and Company Secretary at Goldwave Steel Structure Engineering Limited. Between 2016 and 2018, she acted as the representative of Donvex Capital Limited, providing financial advisory services under a Type 6 License. Ms. Mak also served as Chief Financial Officer, Company Secretary, and Authorised Representative of Shunten International (Holdings) Limited (formerly known as RM Group Holdings Limited) (Stock Code: 932) from 2011 to 2016, where she was primarily responsible for implementing internal control procedures and overseeing financial reporting, corporate finance, treasury, tax, and other finance-related matters. From 2010 to 2011, she was the Financial Controller of Grand T G Gold Holdings Limited (Stock Code: 8299), with responsibility for implementing internal control policies.

Earlier in her career, from 1998 to 2010, Ms. Mak worked at Deloitte Touche Tohmatsu, where she managed audit engagements for companies listed on the Hong Kong Stock Exchange, IPO engagements, and special audit assignments such as very substantial acquisitions and connected transactions for clients in the People’s Republic of China and Hong Kong. She was also involved in planning, implementing, and evaluating professional learning programs. She holds a bachelor’s degree in accountancy and a master’s degree in laws specializing in common law. She is a certified public accountant in Hong Kong, a fellow member of the Association of Chartered Certified Accountants, a fellow member of the Hong Kong Institute of Certified Public Accountants, a fellow member of The Chartered Institute of Management Accountants, a fellow member of both The Chartered Governance Institute and The Hong Kong Chartered Governance Institute (the “HKCGI”), a fellow member of The Taxation Institute of Hong Kong, and a member of The Institute of Chartered Accountants in England and Wales. Ms. Mak completed the ESG Reporting Certification Course and the AML/CFT Certification Course organised by the HKCGI.

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

For the years ended June 30, 2025 and June 30, 2026, we have paid an aggregate of RM378,442 and RM460,081, respectively, to our directors and executive officers (including salaries and retirement benefits scheme contribution). Our subsidiary in Malaysia is required by law to make monthly contributions based on the amount of wages received by the employee to the Malaysian Employees Provident Fund which provides retirement benefits. For the fiscal year ended June 30, 2026, our subsidiary in Malaysia contributed a total amount of approximately RM22,908 for our executive officer, to the Employees Provident Fund.

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

Audit Committee

Our audit committee consists of Mr. Cheung, Mr. Hui, Mr. Choong, Ms. Koay and Ms. Mak and is chaired by Mr. Cheung. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Cheung qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Mr. Cheung, Mr. Hui, Mr. Choong, Ms. Koay and Ms. Mak and is chaired by Ms. Koay. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq listing rules. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Cheung, Mr. Hui, Mr. Choong, Ms. Koay and Ms. Mak and is chaired by Mr. Hui. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq listing rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Capital Market in respect of the following:

●	Rule 5620, which requires the holding of an annual meeting of shareholders no later than one year after each fiscal year-end;

●	Rule 5635(a) and (d), which require shareholder approval prior to an issuance of securities in connection with the acquisition of the stock or assets of another company, and with any transactions other than public offerings; and

●	Rule 5250(b)(3), which requires disclosure of third party director and nominee compensation.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of June 30, 2026, we had no outstanding equity awards.

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

D. Employees.

As of June 30, 2026, we had 185 employees, comprising of 94 operators & workers and 91 staff & management.

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

	Ordinary Shares beneficially ownership
	Number of Ordinary Shares		Approximate percentage of outstanding Ordinary	Approximate percentage of Voting
Directors and Executive Officers:	Class A	Class B	Shares	power
Mr. Man Tak Lau	23,318	250,000	15.43%	77.03%

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions.

Our board of directors created an audit committee in connection with review and approval of all related party transactions.

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

List of Related Parties

Name of related parties	Relationship with the Company
TEM Electronics (Jiangmen) Co Ltd	Common controlled by the substantial shareholder
SEAP Trading Pte Ltd	Common controlled by the substantial shareholder
BAP Trading Co Ltd	Common controlled by the substantial shareholder
New Universe Industries Ltd	Common controlled by the substantial shareholder
Brascabos Componentes Eletricos E Eletronicos Ltda	Common controlled by the substantial shareholder
LPW Electronics Co Ltd	An associate under the Group

Due from related parties

As of June 30, 2026, 2025 and 2024, amounts due from related parties consisted of the following:

		Maximum	As of June 30,
Due from related parties	Nature	exposures	2024	2025	2026	2026
		RM	RM	RM	RM	US$
LPW Electronics Co Ltd(1)	Loans	25,383,991	-	-	25,383,991	6,218,518
TEM Electronics (Jiangmen) Co Ltd	Trade	-	2,244	-	-	-
SEAP Trading Pte Ltd(2)	Trade	18,494	39,876	21,128	496	122
Total			42,120	21,128	25,384,487	6,218,640

(1)	The balance is non-current, unsecured, non-interest bearing and repayable immediately on demand or on the repayment date set out in each respective loan agreements.

(2)	The balance due from SEAP Trading Pte Ltd has been fully settled in July 2026.

Due to related parties

As of June 30, 2026, 2025 and 2024, amounts due to related parties consisted of the following:

		Maximum	As of June 30,
Due to related parties	Nature	exposures	2024	2025	2026	2026
		RM	RM	RM	RM	US$
TEM Electronics (Jiangmen) Co Ltd(1)	Trade	764,041	254,307	255,273	764,041	187,173
BAP Trading Co Ltd	Trade	217,736	70,354	104,641	-	-
LPW Electronics Co Ltd(2)	Trade	81,597	-	-	19,498	4,777
BAP Trading Co Ltd	Non-trade	-	100,289	-	-	-
New Universe Industries Ltd(3)	Non-trade	4,984,763	5,250,465	5,149,801	4,984,763	1,221,157
SEAP Trading Pte Ltd	Loans	-	3,539,625	-	-	-
Total			9,215,040	5,509,715	5,768,302	1,413,107

(1)	The balance due to TEM Electronics (Jiangmen) Co Ltd has been fully settled in August 2026.

(2)	The balance due to LPW Electronics Co Ltd has been fully settled in August 2026.

(3)	The balance due to New Universe Industries Ltd is unsecured and interest free, the amount will be settled in due course.

Transactions with Related Parties

Related party transactions during the three years ended June 30, 2024, 2025, 2026

		For the years ended June 30,
	Nature	2024	2025	2026	2026
		RM	RM	RM	US$
TEM Electronics (Jiangmen) Co Ltd	Trade Payables(1)	814,848	1,562,674	2,100,506	514,578
TEM Electronics (Jiangmen) Co Ltd	Trade Receivables(2)	31,452	-	-	-
BAP Trading Co Ltd	IT Support Fee(3)	100,024	-	-	-
BAP Trading Co Ltd	Trade Payables(4)	377,647	492,565	468,592	114,795
New Universe Industries Ltd	Listing Expenses(5)	3,206,402	-	-	-
SEAP Trading Pte Ltd	Trade Receivables(6)	43,410	61,832	33,112	8,112
SEAP Trading Pte Ltd	Interest Expenses(7)	240,153	60,246	-	-
LPW Electronics Co Ltd	Trade Payables(8)	-	-	427,667	104,769
LPW Electronics Co Ltd	Loans(9)	-	-	25,383,991	6,218,518
Mr. Man Tak Lau	Purchase equity interest(10)	-	-	12,939,172	3,169,812
Brascabos Componentes Eletricos E Eletronicos Ltda	Non-trade(11)	-	-	323,680	79,294

(1)	During the normal course of business, TEM engaged TEM Electronics (Jiangmen) Co Ltd as supplier to supply wires and cables during the financial years. The rate(s) charged by TEM Electronics (Jiangmen) Co Ltd is /are consistent with the standard price charged by other independent third party suppliers of TEM. We are of the opinion that the cost of the wires and cables provided by TEM Electronics (Jiangmen) Co Ltd and other terms were negotiated at arm’s-length.

(2)	During the normal course of business, TEM Electronics (Jiangmen) Co Ltd purchased connector assembly from TEM during the financial years. The rate(s) charged by us is /are consistent with the standard price we charged our other independent third party customers. We are of the opinion that the price of the connector assembly provided and other terms of the sales transactions were negotiated at arm’s-length.

(3)	During the financial years, TEM engaged BAP Trading Co Ltd. to provide information technology services in supporting the ERP and MES system of TEM, which include system installation and implementation, report generation and problem shooting. Our directors are of the opinion that the price of the service provided were negotiated at arm’s-length.

(4)	During the normal course of business, TEM engaged BAP Trading Co Ltd as supplier to supply connectors and terminals during the financial years. The rate(s) charged by BAP Trading Co Ltd is /are consistent with the standard price charged by other independent third party suppliers of TEM. We are of the opinion that the cost of the connectors and terminals provided by BAP Trading Co Ltd and other terms were negotiated at arm’s-length.

(5)	The amount due to New Universe Industries Ltd represents the listing expenses incurred in related to the fees of our professional parties including legal advisers, industry experts and auditors. The amount due to this related party is to be settled in due course.

(6)	During the normal course of business, SEAP Trading Pte Ltd purchased connector assembly from TEM during the financial years. The rate(s) charged by us is /are consistent with the standard price we charged our other independent third party customers. We are of the opinion that the price of the connector assembly provided and other terms of the sales transactions were negotiated at arm’s-length.

(7)	The amount due to SEAP Trading Pte Ltd represents financial arrangement primarily used to optimize cashflow and support business operations.

(8)	During the normal course of business, TEM engaged LPW Electronics Co Ltd as supplier to supply connectors and terminals during the financial years. The rate(s) charged by LPW Electronics Co Ltd is /are consistent with the standard price charged by other independent third party suppliers of TEM. We are of the opinion that the cost of the connectors and terminals provided by LPW Electronics Co Ltd and other terms were negotiated at arm’s-length.

(9)	The amount due from LPW Electronics Co Ltd represents financial arrangement primarily used to optimize cashflow and support business operations.

(10)	On October 16, 2025, Linkers Asia Pacific Limited, a wholly-owned subsidiary of the Company entered into a Share Sale and Purchase Agreement, with Mr. Man Tak Lau, the chairman of the board of directors of the Company, for the purchase of 104,000 shares, or 20% of the outstanding shares, of LPW Electronics Co., Ltd. (“LPW”) The transaction was closed on October 31, 2025. On June 17, 2026, Linkers Asia Pacific Limited further acquired of 150,800 shares, or 29% of the outstanding shares, of LPW from Mr. Man Tak Lau. After closing of the transactions, the Company owned 49% of the equity interests in LPW for the year ended 30 June, 2026.

(11)	During the normal course of business, Brascabos Componentes Eletricos E Eletronicos Ltda purchased a used machine from TEM during the financial years. The rate(s) charged by us is /are reasonable with the market price. We are of the opinion that the price of the used machine provided and other terms of the sales transactions were negotiated at arm’s-length.

Policies and Procedures for Related Party Transactions

Our board of directors has created an audit committee in connection with review and approval of all related party transactions.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements” for our audited consolidated financial statements.

Legal Proceedings

Linkers Industries Limited (the “Company”), has been named as one of numerous issuer defendants in three putative securities class actions filed in the Supreme Court of the State of New York, New York County: Patrick Shane Johnson, et al. v. Linkers Industries limited., et al., Index No. 153671/2026, filed on March 24, 2026 (the “Johnson Action”); Leyber Gabriel Briones, et al. v. Linkers Industries Limited., et al., Index No. 154747/2026, filed on April 13, 2026 (the “Briones Action”); and Damond Morales, et al. v. Linkers Industries Limited., et al., Index No. 159271/2026, filed on July 23, 2026 (the “Morales Action” and, collectively with the Johnson Action and Briones Action, the “Actions”).

The Actions were brought on behalf of putative classes of investors who invested in, or made investments traceable to, the initial public offerings of numerous issuers, including the Company. The complaints generally allege that the issuer defendants and their underwriters violated Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 by failing to disclose an alleged coordinated pattern of market manipulation involving numerous nano-cap and micro-cap companies. The complaints do not contain specific factual allegations of wrongdoing by the Company. Plaintiffs seek unspecified compensatory damages, rescission or rescissory damages, costs and expenses, and equitable or injunctive relief.

As of the date of this report, the Company has not been served in the Johnson Action or the Briones Action. Plaintiffs in the Morales Action have purportedly served the Company with a summons and complaint, and the Company has secured a stipulated adjournment of its time to respond to the complaint until November 16, 2026 at which time the company intends to seek dismissal of the Morales Action as against it. If served in the Johnson Action or Briones Action, the Company intends to vigorously defend against the claims.

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

During the years ended June 30, 2026 and 2025, LIL did not declare or pay any dividends or distributions and there was no transfer of assets among LIL and its subsidiaries. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiaries by way of dividend payments.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Not applicable.

B. Plan of Distribution.

Not applicable.

C. Markets.

Not applicable.

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital.

As of the date of this Annual Report, we are authorized to issue a maximum of 9,750,000 Class A Ordinary Shares and 250,000 Class B Ordinary Shares respectively.

B. Memorandum and Articles of Association.

We incorporate by reference into this Annual Report the description of the sixth amended and restated memorandum of association of our Company adopted on July 30, 2026, with effect from July 30, 2026 and as amended.

The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association as they relate to the material terms of our Ordinary Shares.

General

All of our issued Ordinary Shares are fully paid and non-assessable. Certificates evidencing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the BVI may freely hold and vote their Ordinary Shares. We have 1,521,351 Class A Ordinary Shares and 250,000 Class B Ordinary Shares issued and outstanding.

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

I. Subsidiary Information

See ITEM 4.C and Exhibit 21.1 for our list of subsidiaries.

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

Direct labor cost

Direct labor cost of our Group was approximately RM2,799,462, RM2,929,207 and RM3,033,100 for the years ended June 30, 2026, 2025 and 2024, respectively, representing approximately 13.6%, 14.2% and 15.0% of our total cost of sales, respectively. Competition for skilled labor in Malaysia has been more intense in recent years. The average labor cost in Malaysia has been on an increasing trend due to higher cost of living and the implementation of the Minimum Wages Order in Malaysia. We cannot assure that we will be able to recruit and retain sufficient workforce in a timely manner or that our labor cost will remain stable in the future. To mitigate inflationary pressures on direct labor costs, we have implemented the following measures: (i) increase labor productivity with better production planning to minimize inefficient and/or idle manpower; (ii) use of real-time information from the production floor to achieve more effective production workforce and job order management; and (iii) subcontracting simple manual processes to subcontractors in order to maintain a relatively stable in-house work force while enjoying lower labor cost from subcontractors.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of shareholders.

On December 4, 2024, the Company entered into an underwriting agreement with R. F, Lafferty & Co., Inc., as underwriter named thereof, in connection with its initial public offering (“IPO”) of 1,900,000 Class A ordinary Shares, at a price of $4 per share. The Company’s Registration Statement on Form F-1 (File No. 333-279752) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 28, 2024 (as amended, the “Registration Statement”) was declared effective by the Commission on December 3, 2024. On December 16, 2024, R. F, Lafferty & Co., Inc., the underwriter of the IPO notified the Company of their decision to exercise the over-allotment option to purchase an additional 285,000 Class A Ordinary Shares at a price of $4.00 per share. The closing for the sale of the over-allotment shares took place on December 19, 2024.

On October 31, 2025, Linkers Asia Pacific Limited (“LAPL”) acquired a 20% equity interest in LPW. Subsequently, on June 17, 2026, LAPL further acquired an additional 29% equity interest in LPW. In addition, LAPL completed the acquisition of the entire issued share capital of LHKL.

On March 16, 2026, the Company entered into a share subscription agreement Man Tak Lau, its controlling shareholder, pursuant to which the Company agreed to issue and sell, and the Man Tak Lau agreed to subscribe for, 60,000,000 Class B ordinary shares of the Company, par value US$0.00001 for the total consideration of $600, subject to certain closing conditions. In connection with the subscription, the board of directors of the Company approved to re-classify and re-designate 60,000,000 Class A Ordinary Shares out of the authorized but unissued Class A Ordinary Shares to Class B Ordinary Shares and adopted the fourth amended and restated memorandum and articles of association to effect the reclassification and redesignation.

On March 23, 2026, the Company entered into a securities purchase agreement with certain investors for the offering and sale of units in a best efforts offering for aggregate gross proceeds to the Company of approximately $16 million, before deducting placement agent fees and other estimated expenses payable by the Company. Pursuant to the securities purchase agreement and the registration statement, the Company issued and sold: (i) 4,065,957 units (the “Ordinary Units”), each consisting of one Class A ordinary shares of the Company, par value $0.00001 per share (the “Class A Ordinary Shares”), one series A warrant to purchase one Class A Ordinary Shares and one series B Warrant to purchase one Class A Ordinary Share, and (ii) 19,022,066 pre-funded units, each consisting of one pre-funded warrant to purchase one Class A Ordinary Share, one Series A Warrant and one Series B Warrant at a public offering price of $0.693 per Ordinary Unit and $0.69299 per pre-funded unit. The offering closed on March 24, 2026. Also on March 23, 2026, the Company entered into a placement agency agreement with Univest Securities, LLC as placement agent, pursuant to which the placement agent acted as sole placement agent for the offering. Pursuant to the placement agency agreement, the Company agreed to pay the placement agent a cash fee equal to 7% of the gross proceeds of the offering and reimburse the placement agent for legal fees and other out-of-pocket fees, costs and expenses in the amount of up to $164,900. The securities offered and sold by the Company were registered on the Company’s registration statement on Form F-1 (File No. 333-294360), as amended, which was initially filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2026 and was declared effective by the SEC on March 20, 2026.

On March 24, 2026, the Board approved a reverse share split of all of the Company’s issued and unissued shares, including its Class A Ordinary Shares and Class B Ordinary Shares on a one-for-two-hundred-fifty basis. Pursuant to the BVI Business Companies Act (as amended) and the Company’s Memorandum and Articles of Association, the Board is authorized to effect the Reverse Share Split without the approval of the Company’s shareholders. Accordingly, no shareholder vote, consent or approval was required or were sought in respect of the reverse share split. The Company’s Class A Ordinary Shares began trading on the Nasdaq Stock Market LLC on a post-Reverse Share Split basis upon the opening of the market on April 6, 2026 under the current symbol “LNKS.”

On June 17, 2026, the Company through its wholly-owned subsidiary, Linkers Asia Pacific Limited, entered into a sales and purchase agreement with Mr. Man Tak Lau, the chairman of the board of directors of the Company, pursuant to which Linkers Asia Pacific Limited conditionally agreed to purchase, and Mr. Lau, conditionally agreed to sell, 150,800 shares, or twenty nine (29) percent of the outstanding shares, of LPW Electronics Co., Ltd., for the consideration is approximately US$2,350,000. Meanwhile, all outstanding amounts owed by LPW to an associate, totaling approximately US$6,160,000, together with the foregoing, were to be settled in cash upon closing. Upon closing of the transaction, the Company owns up to 49% of the equity interests in LPW. The transaction was completed on June 17, 2026.

On July 30, 2026, the Board approved the increase of the authorized shares of the Company from 4,000,000 ordinary shares comprising (i) 3,750,000 Class A ordinary shares with par value US$0.0025 each and (ii) 250,000 Class B ordinary shares with par value US$0.0025 each to 10,000,000 ordinary shares comprising (i) 9,750,000 Class A Ordinary Shares with a par value of US$0.0025 each; and (ii) 250,000 Class B Ordinary Shares with a par value US$0.0025 each. On July 30, 2026, the filing and registration of the New M&A was accepted by the Registrar of Corporate Affairs in the British Virgin Islands.

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

Based upon that evaluation, our management has concluded that, as of June 30, 2026, our disclosure controls and procedures were effective.

b. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of June 30, 2026.

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

d. Changes in internal control over financial reporting

Except for the matters described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external independent registered public accountant firms in 2026 and 2025 respectively.

	2025	2026
	US$	US$
Audit Fees (1) – WWC, P.C.	128,000	131,000
Total	128,000	131,000

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit

1.1**	Sixth Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.1 from our report on Form 6-K (File No. 001-41999) filed with the Securities and Exchange Commission on July 31, 2026)

2.1*	Description of Registrant’s Securities

4.2**	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 from our report on Form 6-K (File No. 001-41999) filed with the Securities and Exchange Commission on March 24, 2026)

4.3**	Form of Series A Warrant (incorporated by reference to Exhibit 4.2 from our report on Form 6-K (File No. 001-41999) filed with the Securities and Exchange Commission on March 24, 2026)

4.4**	Form of Series B Warrant (incorporated by reference to Exhibit 4.3 from our report on Form 6-K (File No. 001-41999) filed with the Securities and Exchange Commission on March 24, 2026)

10.1**	Form of Employment Agreement, by and between executive officers and the Registrant (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1, as amended (File No. 333-279752) initially filed with the Securities and Exchange Commission on December 8, 2023)

10.2**	Form of Independent Director Agreement between the Registrant and independent directors (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1, as amended (File No. 333-279752) initially filed with the Securities and Exchange Commission on December 8, 2023)

10.3**	Form of Indemnification Agreement between the Registrant and independent directors (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1, as amended (File No. 333-279752) initially filed with the Securities and Exchange Commission on December 8, 2023)

10.4**	Share Swap Agreement between Mr. Man Tak Lau, our Controlling Shareholder and Linkers Industries Limited, the Company, dated 21 December 2022 (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1, as amended (File No. 333-279752) initially filed with the Securities and Exchange Commission on December 8, 2023)

10.5**	Loan Agreement entered into between TEM Electronics (M) Sdn. Bhd. with Linkers Industries Limited dated January 6, 2025. (incorporated by reference to Exhibit 4.11 from our report on Form 20-F (File No. 001-41999) filed with the Securities and Exchange Commission on October 10, 2025)

10.6**	Loan Agreement entered into between TEM Electronics (M) Sdn. Bhd. with Linkers Industries Limited dated April 24, 2025. (incorporated by reference to Exhibit 4.12 from our report on Form 20-F (File No. 001-41999) filed with the Securities and Exchange Commission on October 10, 2025)

10.7*	Loan Agreement entered into between TEM Electronics (M) Sdn. Bhd. with Linkers Industries Limited dated September 10, 2025.

10.8*	Loan Agreement entered into between TEM Electronics (M) Sdn. Bhd. with Linkers Industries Limited dated May 20, 2026.

Exhibit Number	Description of Exhibit

10.9**	Tenancy Agreement entered by TEM Electronics (M) Sdn. Bhd. with MIDF Property Berhad regarding Lot No. A99, Jalan 2A-3, Kawasan Perusahaan MIEL Sungai Lalang, 08000 Sungai Petani, Kedah Darul Aman dated March 20, 2025 (incorporated by reference to Exhibit 4.13 from our report on Form 20-F (File No. 001-41999) filed with the Securities and Exchange Commission on October 10, 2025)

10.10*	Tenancy Agreement entered by TEM Electronics (M) Sdn. Bhd. with MIDF Property Berhad regarding Lot No. A101, Jalan 2A, Kawasan Perusahaan MIEL Sungai Lalang, 08000 Sungai Petani, Kedah Darul Aman dated March 16, 2026

10.11*	Tenancy Agreement entered by TEM Electronics (M) Sdn. Bhd. with MIDF Property Berhad regarding Lot No. A102, Jalan 2A, Kawasan Perusahaan MIEL Sungai Lalang, 08000 Sungai Petani, Kedah Darul Aman dated March 16, 2026

10.12*	Bank Guarantee of RM6,000 by TEM Electronics (M) Sdn. Bhd. In favour of Tenaga Nasional Berhad dated May 15, 2026

10.13*	Bank Guarantee of RM50,000 by TEM Electronics (M) Sdn. Bhd. In favour of Tenaga Nasional Berhad dated May 15, 2026

10.14**	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 from our report on Form 6-K (File No. 001-41999) filed with the Securities and Exchange Commission on December 10, 2024)

10.15**	Share Subscription Agreement, dated as of March 16, 2026, by and between the Registrant and Man Tak Lau (incorporated by reference to Exhibit 1.1 from our report on Form 6-K (File No. 001-41999) filed with the Securities and Exchange Commission on March 16, 2026)

10.16**	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 from our report on Form 6-K (File No. 001-41999) filed with the Securities and Exchange Commission on March 24, 2026)

10.17**	Placement Agency Agreement, dated as of March 23, 2026 (incorporated by reference to Exhibit 10.2 from our report on Form 6-K (File No. 001-41999) filed with the Securities and Exchange Commission on March 24, 2026)

10.18**	Sale and Purchase Agreement, dated as of June 17, 2026, by and between Linkers Asia Pacific Limited and Mr. Lau. (incorporated by reference to Exhibit 10.1 from our report on Form 6-K (File No. 001-41999) filed with the Securities and Exchange Commission on June 17, 2026)

12.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.1**	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1, as amended (File No. 333-279752) initially filed with the Securities and Exchange Commission on December 8, 2023)

21.1*	List of Subsidiaries

97.1**	Clawback Policy

101*	The following financial information from the Annual Report on Form 20-F for the fiscal year ended June 30, 2026, formatted in XBRL (Extensible Business Reporting Language) and filed electronically herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Operations; (iii) the Consolidated Statements of Changes in Shareholders’ Equity; (iv) the Consolidated Statements of Cash Flows; and (v) the Notes to the Consolidated Financial Statements.

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith

**	Previously filed

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

LINKERS INDUSTRIES LIMITED

Date: October 8, 2026	By:	/s/ Man Tak Lau
	Name:	Man Tak Lau
	Title:	Chairman of the Board of Directors

LINKERS INDUSTRIES LIMITED AND ITS SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Linkers Industries Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Linkers Industries Limited. and its subsidiaries (the “Company”) as of June 30, 2025 and 2026, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three-years ended June 30, 2026, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025, and 2026, and the results of its operations and its cash flows in each of three-years ended June 30, 2026, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

San Mateo, California

October 8, 2026

LINKERS INDUSTRIES LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	June 30, 2025	June 30, 2026	June 30, 2026
		RM	RM	USD

ASSETS
Non-current assets
Property, plant and equipment	4	3,827,557	5,646,783	1,383,337
Investment in associate	5	-	12,584,671	3,082,967
Other receivable	7	-	25,383,991	6,218,518
Total non-current assets		3,827,557	43,615,445	10,684,822

Current assets
Inventories	6	9,212,860	9,216,920	2,257,942
Trade and other receivables	7	11,219,731	9,122,177	2,234,732
Tax recoverable		420,927	141,875	34,756
Cash and bank balances	8	23,723,687	18,713,143	4,584,307
Total current assets		44,577,205	37,194,115	9,111,737

Total assets		48,404,762	80,809,560	19,796,559

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital	9	575	17,626	4,318
Reserve	10	10,906,799	11,135,013	2,727,833
Share premium	11	27,487,030	65,207,801	15,974,474
Accumulated losses		(138,385)	(7,743,768)	(1,897,052)
Total equity		38,256,019	68,616,672	16,809,573

Non-current liability
Lease liabilities	13	695,284	2,548,506	624,328
Total non-current liability		695,284	2,548,506	624,328

Current liabilities
Trade and other payables	12	8,134,186	8,635,770	2,115,571
Lease liabilities	13	886,595	594,266	145,582
Warrant liability	14	-	2,654	650
Deferred tax liabilities	15	432,678	411,692	100,855
Total current liabilities		9,453,459	9,644,382	2,362,658

Total liabilities		10,148,743	12,192,888	2,986,986

Total equity and liabilities		48,404,762	80,809,560	19,796,559

The accompanying notes are an integral part of these consolidated financial statements

LINKERS INDUSTRIES LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME

	Note	June 30, 2024	June 30, 2025	June 30, 2026	June 30, 2026
		RM	RM	RM	USD

Revenue	16	22,428,825	22,421,335	22,575,726	5,530,555
Cost of sales		(20,195,055)	(20,601,771)	(20,572,713)	(5,039,861)
Gross profit		2,233,770	1,819,564	2,003,013	490,694

Operating expenses:
Selling and distribution expenses		(453,041)	(469,049)	(488,617)	(119,700)
General and administrative expenses		(3,332,000)	(6,120,480)	(8,729,567)	(2,138,551)
		(3,785,041)	(6,589,529)	(9,218,184)	(2,258,251)

Loss from operations		(1,551,271)	(4,769,965)	(7,215,171)	(1,767,557)

Other income/ (expenses):
Interest income		35,391	177,146	485,922	119,040
Interest expense	17	(422,433)	(174,978)	(85,187)	(20,869)
Other income	18	106,212	359,608	137,051	33,574
Fair value gain on warrant liabilities, net		-	-	26,634,639	6,524,899
Professional fee for new placement		-	-	(27,227,991)	(6,670,257)
Other expenses	19	(5)	(478,904)	-	-
Share of loss of associate	5	-	-	(355,632)	(87,122)
		(280,835)	(117,128)	(411,198)	(100,735)

Loss before income tax	20	(1,832,106)	(4,887,093)	(7,626,369)	(1,868,292)
Income tax (expense)/credit	21	(167,356)	(46,604)	20,986	5,141

Loss for the year		(1,999,462)	(4,933,697)	(7,605,383)	(1,863,151)

Other comprehensive loss:
Exchange differences on translating foreign operations		(1,198)	(1,481,688)	228,214	55,907
Total comprehensive loss attributable to equity owners of the Company		(2,000,660)	(6,415,385)	(7,377,169)	(1,807,244)

Earnings per share attributable to owners of the Company
Basic and diluted earnings per share		(44.46)	(128.52)	(13.95)	(3.42)

	June 30, 2024	June 30, 2025	June 30, 2026

Weighted average number of ordinary shares used in computing basic and diluted earnings *	45,000	49,916	528,921

*	Giving retroactive effect to the 1 to 250 reverse share split effected on April 6, 2026.

The accompanying notes are an integral part of these consolidated financial statements

LINKERS INDUSTRIES LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Reserve	Share premium	Retained earnings/ (accumulated losses)	Total equity
	RM	RM	RM	RM	RM

Balance at July 1, 2023	482	12,389,685	-	6,794,774	19,184,941
Loss for the year	-	-	-	(1,999,462)	(1,999,462)
Other comprehensive loss:
Exchange differences on translating foreign operations	-	(1,198)	-	-	(1,198)

Balance at June 30, 2024	482	12,388,487	-	4,795,312	17,184,281
Issuance of Class A Ordinary Shares in relation to an initial public offering (including over-allotment option of Class A Ordinary Shares), net of offering expenses	93	-	27,487,030	-	27,487,123
Loss for the year	-	-	-	(4,933,697)	(4,933,697)
Other comprehensive loss:
Exchange differences on translating foreign operations	-	(1,481,688)	-	-	(1,481,688)

Balance at June 30, 2025	575	10,906,799	27,487,030	(138,385)	38,256,019
Issuance of Class A Ordinary Shares, Underlying Pre-Funded Warrants and Underlying Series B Warrants	17,051	-	37,720,771	-	37,737,822
Loss for the year	-	-	-	(7,605,383)	(7,605,383)
Other comprehensive loss:
Exchange differences on translating foreign operations	-	228,214	-	-	228,214
Balance at June 30, 2026	17,626	11,135,013	65,207,801	(7,743,768)	68,616,672
Balance at June 30, 2026 (USD)	4,318	2,727,833	15,974,474	(1,897,052)	16,809,573

The accompanying notes are an integral part of these financial statements.

LINKERS INDUSTRIES LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Note	June 30, 2024	June 30, 2025	June 30, 2026	June 30, 2026
		RM	RM	RM	USD

Cash flows from operating activities
Loss before tax		(1,832,106)	(4,887,093)	(7,626,369)	(1,868,292)

Adjustments for:
Depreciation of property, plant and equipment	4	1,245,651	1,224,441	1,215,978	297,888
Reversal of expected credit loss on trade receivable	7	-	(101,172)	(10,544)	(2,583)
Gain on disposal of plant and equipment	18	-	-	(55,073)	(13,492)
Interest expense	17	422,433	174,978	85,187	20,869
Interest income		(35,391)	(177,146)	(485,922)	(119,040)
Property, plant and equipment written off		5	34	1	-
Provision of slow-moving inventories		257,771	421,605	208,255	51,018
Inventories written off		34,048	13,651	20,011	4,902
Reversal of slow-moving inventories		(25,543)	(646)	(287,945)	(70,540)
Share of loss of associate		-	-	355,632	87,122
Unrealised foreign exchange gain		-	-	(112,579)	(27,579)
Fair value gain on warrant liabilities, net		-	-	(26,634,639)	(6,524,899)
Operating cash flows before working capital changes		66,868	(3,331,348)	(33,328,007)	(8,164,626)

Changes in working capital:
Inventories		3,699,221	140,505	55,619	13,624
Trade and other receivables		(4,353,076)	4,306,170	2,034,834	498,488
Trade and other payables		2,144,467	(3,184,063)	687,254	168,362
Cash generated from / (used in) operations		1,557,480	(2,068,736)	(30,550,300)	(7,484,152)
Income tax (paid) / refund		(112,164)	(40,554)	279,052	68,362
Net cash generated from / (used in) operating activities		1,445,316	(2,109,290)	(30,271,248)	(7,415,790)

Cash flows from investing activities
Investment in associate		-	-	(12,940,303)	(3,170,089)
Interest income		35,320	177,200	486,095	119,083
Short-term deposits pledged		(8,571)	(8,576,618)	8,563,369	2,097,837
Advances to associate		-	-	(25,383,991)	(6,218,518)
Purchase of plant and equipment		(581,327)	(240,850)	(753,797)	(184,664)
Proceeds from disposal of plant and equipment		-	-	330,823	81,045
Net cash used in investing activities		(554,578)	(8,640,268)	(29,697,804)	(7,275,306)

Cash flows from financing activities
Proceeds from initial public offering (including over-allotment option), net of offering expenses		-	27,487,123	-	-
Proceeds from issuance of Class A Ordinary Shares, Underlying Pre-Funded Warrants and Underlying Series B Warrants), net of offering expenses		-	-	63,360,000	15,521,803
Advances from a related party		3,206,402	-	-	-
Repayment of advance to a related party		-	(100,664)	-	-
Repayment of loans to related parties		(3,457,875)	(3,539,625)	-	-
Interest paid to related parties		(309,275)	(426,626)	-	-
Repayment of lease liabilities		(1,315,265)	(1,310,710)	(996,265)	(244,063)
Interest paid for lease liabilities		(73,861)	(36,561)	(85,187)	(20,869)
Net cash (used in) / generated from financing activities		(1,949,874)	22,072,937	62,278,548	15,256,871

Net change in cash and cash equivalents, and restricted cash		(1,059,136)	11,323,379	2,309,496	565,775
Cash and cash equivalents, and restricted cash at beginning of year		4,552,611	3,493,475	14,816,854	3,629,803
Effect of foreign exchange rate changes in cash and cash equivalents		-	-	1,243,329	304,588
Cash and cash equivalents, and restricted cash at end of year	8	3,493,475	14,816,854	18,369,679	4,500,166

A reconciliation of liabilities arising from financing activities as follows:

	At		Non-cash changes
	beginning of financial year	Cash flows	Additions	Conversion of ordinary shares	Fair value change	Lease modification	Interest expense	Currency realignment	At end of financial year
	RM	RM	RM	RM	RM	RM	RM	RM	RM
2026
Warrant liabilities	-	63,360,000		(37,737,822)	(26,634,639)			1,015,115	2,654
Lease liabilities	1,581,879	(1,081,452)	2,557,158			-	85,187	-	3,142,772
Advances from a related party	5,149,801	-	-	-	-	-	-	(165,038)	4,984,763
	6,731,680	62,278,548	2,557,158	(37,737,822)	(26,634,639)	-	85,187	850,077	8,130,189

2025
Lease liabilities	2,332,120	(1,347,271)	863,305	-	-	(381,007)	114,732	-	1,581,879
Loans from related parties	3,539,625	(3,539,625)	-	-	-	-	-	-	-
Advances from a related party	5,250,465	-	-	-	-	-	-	(100,664)	5,149,801
	11,122,210	(4,886,896)	863,305	-	-	(381,007)	114,732	(100,664)	6,731,680

2024
Lease liabilities	3,538,966	(1,389,126)	-	-	-	-	182,280	-	2,332,120
Loans from related parties	6,997,500	(3,457,875)	-	-	-	-	-	-	3,539,625
Advances from a related party	2,044,063	3,206,402	-	-	-	-	-	-	5,250,465
	12,580,529	(1,640,599)	-	-	-	-	182,280	-	11,122,210

The accompanying notes are an integral part of these consolidated financial statements.

LINKERS INDUSTRIES LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Overview

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

The principal activity of the Company is investment holding. The principal activities of the subsidiaries and the associate are disclosed below.

a) The details of its subsidiaries are as follows:

		Percentage of effective ownership
Name of subsidiary		held by the Company
(Country of incorporation and principal place of business)	Principal activities	June 30, 2025	June 30, 2026

TEM SP Limited	Investment holding	100%	100%
(British Virgin Islands)
Linkers Asia Pacific Limited	Investment holding	N/A	100%
(British Virgin Islands)
TEM Electronics (M) Sdn Bhd (Malaysia)	Manufacturing of connectors, assemblies and wire harness	100%	100%

b) The details of its associate is as follows:

Percentage of effective ownership
Name of associate		held by the Company
(Country of incorporation and principal place of business)	Principal activities	June 30, 2025	June 30, 2026

LPW Electronics Co Ltd	Manufacturing of connectors,	N/A	49%
(Thailand)	assemblies and wire harness

There have been no significant changes in the nature of these activities during the financial years ended June 30, 2026 and June 30, 2025.

2.	Summary of material accounting policies

2.1	Basis of preparation

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

In the current year, the Company has adopted all the new and revised IFRS and Interpretations of IFRS that are relevant to its operations and effective for annual periods beginning on or after July 1, 2025. Changes to the Company’s accounting policies have been made as required, in accordance with the transitional provisions in the respective IFRS and Interpretations of IFRS. The adoption of these new or amended IFRS and Interpretations of IFRS did not result in substantial changes to the Company’s accounting policies and had no material effect on the amounts reported for the current or prior financial years.

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

Translations of amounts in the consolidated statements of financial position, consolidated statements of profit or loss and other comprehensive income, and consolidated statements of cash flows from Ringgit Malaysia (“RM”) into United States Dollar (“USD”) as of and for the year ended June 30, 2025 and June 30, 2026 are solely for the convenience of the reader and were calculated at the noon middle rate of USD1 – RM 4.2084 and USD1 – RM 4.0820 respectively, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the RM amounts could have been, or could be, converted, realized or settled into USD at such rate or at any other rate.

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

2.	Summary of material accounting policies (Cont’d)

2.5	Property, plant and equipment (Cont’d)

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

2.6	Associate

An associate is entity over which the Company has significant influence, but not control, generally accompanied by a shareholding giving rise to voting rights of 20% and above but not exceeding 50%. Investment in an associate is accounted for in the unaudited interim condensed consolidated financial statements using the equity method of accounting less impairment losses, if any.

Investment in an associate is initially recognised at cost. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

In applying the equity method of accounting, the Company’s share of its associate post-acquisition profits or losses are recognised in profit or loss. These post-acquisition movements and distributions received from the associate is adjusted against the carrying amount of the investment. When the Company’s share of losses in an associate equal or exceeds its interest in the associate, including any other unsecured non-current receivables, the Company does not recognise further losses, unless it has obligations or has made payments on behalf of the associated.

Unrealised gains on transactions between the Company and its associate are eliminated to the extent of the Company’s interest in the associate. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The accounting policies of an associate has been changed where necessary to ensure consistency with the accounting policies adopted by the Company.

Gains and losses arising from partial disposals or dilutions in investment in an associate is recognised in profit or loss.

Investment in an associate is derecognised when the Company loses significant influence. Any retained interest in the entity is remeasured at its fair value. The difference between the carrying amount of the retained investment at the date when significant influence is lost and its fair value is recognised in profit or loss.

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

2.	Summary of material accounting policies (Cont’d)

2.10	Financial liabilities and equity instruments

Classification on debt or equity

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with substance of the contractual arrangements and the definitions of financial liability and equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognised at the proceeds received, net of direct issue costs.

Financial liabilities

Except for derivative financial instruments which are stated at fair value through profit or loss, all other financial liabilities are subsequently measured at amortised cost using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortised cost of a financial liability.

Derecognition of financial liabilities

The Company derecognises financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss.

2.	Summary of material accounting policies (Cont’d)

2.11	Warrant liabilities

Warrant liabilities are initially recognised at fair value on the date of issuance and subsequently carried at its fair value. Changes in fair value are recognised in the profit or loss. When the Company issues equity instruments to extinguish all or part of the liability, a gain or loss is recognised in profit or loss, which is measured as the difference between the carrying amount of financial liability and the fair value of the equity instruments issued.

2.12	Trade receivables

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

2.13	Trade payables

Trade payables represent liabilities for goods and services provided to the Company prior to the end of financial year which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities.

Trade payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

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

2.14	Leases

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

2.	Summary of material accounting policies (Cont’d)

2.14	Leases (Cont’d)

Lease liabilities (Cont’d)

Lease payments include the following:

●	Fixed payments (including in-substance fixed payments), less any lease incentives receivable;

●	Variable lease payments that are based on an index or rate, initially measured using the index or rate as at the commencement date;

●	Amounts expected to be payable under residual value guarantees;

●	The exercise price of a purchase option if the Company is reasonably certain to exercise the option; and

●	Payment of penalties for terminating the lease, if the lease term reflects the Company exercising that option.

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

2.	Summary of material accounting policies (Cont’d)

2.15	Inventories

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

2.16	Income taxes

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

2.	Summary of material accounting policies (Cont’d)

2.16	Income taxes (Cont’d)

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

2.17	Provisions

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

2.18	Employee benefits

Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Company pays fixed contributions into separate entities such as the Employees Provident Fund on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid.

2.	Summary of material accounting policies (Cont’d)

2.18	Employee benefits (Cont’d)

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

2.19	Foreign currency translations and balances

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

(iii)	all resulting currency translation differences are recognized in other comprehensive income and accumulated in the currency translation reserve. These currency translation differences are reclassified to profit or loss on disposal or partial disposal with loss of control of the foreign operation.

2.20	Segment reporting

Operating segment is reported in a manner consistent with the internal reporting provided to the executive committee whose members are responsible for allocating resources and assessing performance of the operating segment.

2.	Summary of material accounting policies (Cont’d)

2.21	Cash and cash equivalents

Cash and bank balances in the consolidated statements of financial position comprise cash on hand, bank balances and pledged deposits which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

For the purposes of consolidated statements of cash flows, cash and cash equivalents excludes any pledged deposits.

2.22	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

2.23	Earnings per share

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

2.24	Related party

A related party is defined as follows:

(a)	A person or a close member of that person’s family is related to the Company if that person:

(i)	Has control or joint control over the Company;

(ii)	Has significant influence over the Company; or

(iii)	Is a member of the key management personnel of the Company or of a parent of the Company.

(b)	An entity is related to the Company if any of the following conditions applies:

(i)	The entity and the Company are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Company or an entity related to the Company. If the Company is itself such a plan, the sponsoring employers are also related to the Company.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(viii)	The entity, or any member of a group of which it is a part, provides key management personnel services to the Company or to the parent of the Company.

3.	Use of estimates and assumptions

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

The carrying amount of the Company’s trade receivables as at June 30, 2026 is disclosed in Note 7.

3.	Use of estimates and assumptions (Cont’d)

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

The carrying amount of the Company’s inventories as at June 30, 2026 is disclosed in Note 6.

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

The carrying amount of the Company’s property, plant and equipment as at June 30, 2026 is disclosed in Note 4.

Fair value of warrant liabilities

The Company accounts the warrants as financial liabilities in accordance with IFRS 9 Financial Instruments and IFRS 13 Fair Value Measurement, as the terms of the Warrants do not meet the criteria for classification as equity instruments under IAS 32 Financial Instruments: Presentation. The warrants contain contractual features, including reset and cashless or zero-exercise-price provisions, which result in variable settlement outcomes and therefore do not meet the fixed-for-fixed criterion for equity classification.

These warrant liabilities are initially measured at fair value on the date of issuance. After initial recognition, the warrant liabilities are remeasured at fair value at each reporting period, with changes in fair value recognized through profit or loss.

Fair value of warrant liabilities are determined using Binomial Lattice Model valuation technique, which is suitable for instruments with complex features, including anti-dilution adjustments. Key valuation inputs include the Company’s share price, expected volatility, time to expiry, risk-free interest rate, and dividend yield.

The warrant liabilities are classified as Level 3 fair value measurements under the fair value hierarchy in IFRS 13, as the valuation incorporates significant unobservable inputs and valuation assumptions, including the determination of expected volatility and the assessment of historical price observations used in the volatility analysis. The Company reviews the fair value measurement and the classification within the fair value hierarchy at each reporting date.

The fair value of the Company’s warrant liabilities as at June 30, 2026 is disclosed in Note 14.

4.	Property, plant and equipment

	Plant and machinery	Leasehold premises	Computer systems and office equipment	Renovation	Tester and tools	Motor vehicles	Total	Total
	RM	RM	RM	RM	RM	RM	RM	USD
Cost:
Balance at July 1, 2024	9,308,392	2,801,531	1,826,103	1,619,305	2,392,201	124,637	18,072,169	4,427,283
Additions	159,419	863,305	26,688	27,540	16,203	11,000	1,104,155	270,493
Write-off	(2,827,271)	(695,627)	(31,480)	(102,810)	(98,084)	-	(3,755,272)	(919,959)
Balance at June 30, 2025	6,640,540	2,969,209	1,821,311	1,544,035	2,310,320	135,637	15,421,052	3,777,817
Additions	708,251	2,557,158	40,696	4,850	-	-	3,310,955	811,111
Derecognised	-	(2,057,905)	-	-	-	-	(2,057,905)	(504,141)
Write-off	-	-	-	-	(980)	-	(980)	(240)
Disposal	(587,933)	-	-	-	(6,800)	-	(594,733)	(145,697)
Balance at June 30, 2026	6,760,858	3,468,462	1,862,007	1,548,885	2,302,540	135,637	16,078,389	3,938,850

Accumulated depreciation
Balance at July 1, 2024	6,812,295	1,766,542	1,761,471	1,312,310	2,047,152	76,708	13,776,478	3,374,933
Depreciation	485,495	469,835	36,806	81,151	140,517	10,637	1,224,441	299,961
Write-off	(2,827,267)	(347,813)	(31,467)	(102,808)	(98,069)	-	(3,407,424)	(834,744)
Balance at June 30, 2025	4,470,523	1,888,564	1,766,810	1,290,653	2,089,600	87,345	11,593,495	2,840,150
Depreciation	443,224	539,452	34,235	71,625	114,972	12,470	1,215,978	297,888
Derecognised	-	(2,057,905)	-	-	-	-	(2,057,905)	(504,141)
Write-off	-	-	-	-	(979)	-	(979)	(240)
Disposal	(316,603)	-	-	-	(2,380)	-	(318,983)	(78,144)
Balance at June 30, 2026	4,597,144	370,111	1,801,045	1,362,278	2,201,213	99,815	10,431,606	2,555,513

Carrying amount
Balance at June 30, 2025	2,170,017	1,080,645	54,501	253,382	220,720	48,292	3,827,557	937,667

Balance at June 30, 2026	2,163,714	3,098,351	60,962	186,607	101,327	35,822	5,646,783	1,383,337

Right-of-use assets acquired under leasing arrangements are presented together with the owned assets of the same class.

5.	Investment in associate

On October 16, 2025, Linkers Asia Pacific Limited, a wholly-owned subsidiary of the Company entered into a Share Sale and Purchase Agreement, with Mr. Man Tak Lau, the chairman of the board of directors of the Company, for the purchase of 104,000 shares, or 20% of the outstanding shares, of LPW Electronics Co., Ltd. (“LPW”) The transaction was closed on October 31, 2025. On June 17, 2026, Linkers Asia Pacific Limited further acquired of 150,800 shares, or 29% of the outstanding shares, of LPW from Mr. Man Tak Lau. After closing of the transactions, the Company owned 49% of the equity interests in LPW for the year ended 30 June, 2026.

	June 30, 2025	June 30, 2026	June 30, 2026
	RM	RM	US$
At beginning of financial year	-	-	-
Addition	-	12,939,172	3,169,812
Share of post-acquisition results	-	(355,632)	(87,122)
Foreign exchange gain	-	1,131	277
At end of financial year	-	12,584,671	3,082,967

Summarised financial information for associate:

	June 30, 2026	June 30, 2026
	RM	US$
Current assets	3,424,207	838,855

Current liabilities	(747,968)	(183,236)

Non-current assets	23,452,361	5,745,311

Non-current liabilities	(24,152,484)	(5,916,826)

Summarised statement of comprehensive income/(loss)

	June 30, 2026	June 30, 2026
	RM	US$
Revenue	5,283,335	1,294,301

Loss from operations	(2,548,377)	(624,296)

Loss from operations (after acquisition)	(1,588,047)	(389,037)

Reconciliation of summarized financial information

Reconciliation of the summarized financial information presented, to the carrying amount of the Company’s interest in associate is as follows:

	June 30, 2026	June 30, 2026
	RM	US$
Net assets	1,976,116	484,104

Company’s equity interest	49%	49%

Company’s share of net assets	968,297	237,211

Goodwill	11,132,541	2,727,227

Foreign exchange	483,833	118,529

Carrying value	12,584,671	3,082,967

6.	Inventories

	June 30, 2025	June 30, 2026	June 30, 2026
	RM	RM	USD
Raw materials	5,964,255	5,688,574	1,393,575
Work-in-progress	194,452	280,125	68,624
Finished goods	2,232,202	2,121,256	519,661
Goods-in-transit	790,199	1,072,409	262,717
Packaging materials	31,752	54,556	13,365
	9,212,860	9,216,920	2,257,942

The cost of inventories recognized as an expense and included in “cost of sales” amounted to RM13,850,463 (2025: RM 13,830,947).

During the financial year, the Company recognized RM208,255 (2025: RM 421,605) in respect of provision of slow-moving inventories. This amount has been included in “cost of sales”.

During the financial year, the Company recognized RM287,945 (2025: RM 646) in respect of reversal for provision of slow-moving inventories. This amount has been included in “cost of sales”.

7.	Trade and other receivables

	June 30, 2025	June 30, 2026	June 30, 2026
	RM	RM	USD
Non-current assets
Other receivables – associate	-	25,383,991	6,218,518

Current assets
Trade receivables - third parties	6,274,545	7,312,693	1,791,449
Less: Allowance for expected credit losses of trade receivables – third parties	(141,849)	(131,305)	(32,167)
	6,132,696	7,181,388	1,759,282

Deposits	194,501	206,105	50,491
Prepayments	4,594,892	1,622,817	397,554
Advance to suppliers	295,672	63,334	15,515
Sundry receivables	1,970	48,533	11,890
	11,219,731	9,122,177	2,234,732

Total	11,219,731	34,506,168	8,453,250

Non-current receivable is unsecured, non-interest bearing and repayable immediately on demand or on the repayment date set out in each respective loan agreements. The advance was utilized to finance the LPW’s construction and working capital requirements.

Trade receivables are unsecured, non-interest bearing and are generally on 30 to 120 days’ (2025: 30 to 120 days’) credit terms.

Prepayments mainly comprise professional fees paid in advance for business development and marketing activities. These costs will be amortised over the expected benefit periods, ranging from one to two years, in line with the Company’s policy to match expenses with the period in which the related economic benefits are expected to be realised.

The movement in allowance for expected credit losses of trade receivables – third parties computed based on lifetime ECL was as follows:

	June 30, 2025	June 30, 2026	June 30, 2026
	RM	RM	USD
At beginning of financial year	243,021	141,849	34,750
Reversal of expected credit losses	(101,172)	(10,544)	(2,583)
At end of financial year	141,849	131,305	32,167

7.	Trade and other receivables (Cont’d)

The currency profiles of the Company’s trade and other receivables as at the end of each reporting period are as follows:

	June 30, 2025	June 30, 2026	June 30, 2026
	RM	RM	USD
Malaysian Ringgit	1,070,055	1,669,510	408,993
United States Dollar	8,797,060	5,873,121	1,438,785
Euro	1,289,412	1,542,755	377,941
Thai Baht	-	25,383,991	6,218,518
Others	63,204	36,791	9,013
	11,219,731	34,506,168	8,453,250

8.	Cash and bank balances

	June 30, 2025	June 30, 2026	June 30, 2026
	RM	RM	USD
Cash and bank balances	14,816,854	5,575,135	1,365,785
Fixed deposits	8,906,833	13,138,008	3,218,522
	23,723,687	18,713,143	4,584,307

Fixed deposits amounted to RM 343,464 (2025: RM 336,316) are pledged to a Malaysian financial institution as security for bank guarantee granted to the Company. The fixed deposits bear interest at 2.10% - 2.55% (2025: 2.55%) per annum and for tenor of 365 (2025: 365) days. The fixed deposits are due for renewal in May 2027.

Fixed deposits amounted to RM 12,794,544 (2025: RM8,570,517) are placed with a Hong Kong financial institution, bearing interest at 3.55% to 4.10% per annum (2025: 4.00%) and for tenor of 1 months to 3 months (2025: 6 months). The fixed deposit is due for renewal in July 2026.

	June 30, 2025	June 30, 2026	June 30, 2026
	RM	RM	USD
Cash and bank balances	23,723,687	18,713,143	4,584,307
Less: Long-term fixed deposits pledged	(8,906,833)	(343,464)	(84,141)
Cash and cash equivalents per consolidated statements of cash flows	14,816,854	18,369,679	4,500,166

The currency profiles of the Company’s cash and bank balances as at the end of each reporting period are as follows:

	June 30, 2025	June 30, 2026	June 30, 2026
	RM	RM	USD
Malaysian Ringgit	720,016	1,023,803	250,809
United States Dollar	22,387,986	16,822,624	4,121,172
Euro	505,794	439,054	107,559
Thai Baht	10,060	101,039	24,752
Renminbi	27,511	51,081	12,514
Hong Kong Dollar	72,320	275,542	67,501
	23,723,687	18,713,143	4,584,307

9.	Share capital

	Ordinary shares – Class A	Ordinary shares – Class B	Total
	Number of shares *	Number of shares *	Number of shares	RM	USD
Paid-up capital
Balance at June 1, 2024	35,000	10,000	45,000	482	118
New issued shares	8,740	-	8,740	93	23
Balance at June 30, 2025	43,740	10,000	53,740	575	141
New issued shares	-	240,000	240,000	2,359	578
Issuance of ordinary shares from the exercise of warrants	1,477,611	-	1,477,611	14,692	3,599
Balance at June 30, 2026	1,521,351	250,000	1,771,351	17,626	4,318

*	Giving retroactive effect to the 1 to 250 reverse share split effected on April 6, 2026.

As of 30 June 2025, the Company has authorized and issued 43,740 (10,935,000 prior to reverse share splits) Class A Ordinary Shares and 10,000 (2,500,000 prior to reverse share splits) Class B Ordinary Shares.

On March 16, 2026, the Company entered into a share subscription agreement (the “Subscription”) with Man Tak Lau, its controlling shareholder (the “Controlling Shareholder”), pursuant to which the Company agreed to issue and sell, and the Controlling Shareholder agreed to subscribe for 240,000 (60,000,000 prior to reverse share splits) Class B ordinary shares of the Company, par value USD 0.0025 (USD 0.00001 prior to reverse share splits) and the Subscription was closed on March 24, 2026.

On March 23, 2026, the Company entered into a securities purchase agreement with certain investors (the “Securities Purchase Agreement”) for the offering and sale of units in a best efforts offering for aggregate gross proceeds to the Company of approximately USD 16 million, before deducting placement agent fees and other estimated expenses payable by the Company. Pursuant to the Securities Purchase Agreement and the Registration Statement, the Company issued and sold: (i) 4,065,957 units prior to reverse share splits (the “Ordinary Units”), each consisting of one Class A ordinary shares of the Company, par value USD 0.00001 prior to reverse share splits per share (the “Class A Ordinary Shares”), one series A warrant to purchase one Class A Ordinary Shares (each a “Series A Warrant”) and one series B Warrant to purchase one Class A Ordinary Share (each a “Series B Warrant”), and (ii) 19,022,066 pre-funded units prior to reverse share splits (the “Pre-Funded Units”), each consisting of one pre-funded warrant to purchase one Class A Ordinary Share (each a “Pre-Funded Warrant”), one Series A Warrant and one Series B Warrant at a public offering price of USD 0.693 (prior to reverse share splits) per Ordinary Unit and USD 0.69299 (prior to reverse share splits) per Pre-Funded Unit. The Offering closed on March 24, 2026.

On April 10, 2026, the Company announced through a press release that all Series B warrants (the “Cashless Warrants”) to purchase the Company’s Class A ordinary shares, par value USD 0.0025 per share, have been fully exercised. Upon full exercise of the Cashless Warrants and after giving effect to the 250-for-1 reverse share split of the Company effective on April 6, 2026, the Company has 1,521,376 Class A Ordinary Shares and 250,000 Class B ordinary shares, par value USD 0.0025 per share, issued and outstanding.

Subsequently, fractional entitlements were dropped in the allocation process for the reverse share split. As a result, 25 Class A Ordinary Shares were cancelled on April 17, 2026. For the year ended June 30, 2026, the Company has 1,521,351 Class A Ordinary Shares and 250,000 Class B Ordinary Shares, each with a par value of USD 0.0025, issued and outstanding.

10.	Reserve

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

11.	Share premium

Share premium includes any premiums received on the issue of the Company’s Class A Ordinary Shares. Any transaction costs associated with the issuing of shares are deducted from share premium, net of any related income tax benefits.

12.	Trade and other payables

	June 30, 2025	June 30, 2026	June 30, 2026
	RM	RM	USD

Current
Trade payables – third parties	1,332,108	1,244,941	304,983
Amount due to related parties, net (Note 22)	338,786	783,043	191,828
Advances from a related party (Note 22)	5,149,801	4,984,763	1,221,157
Other payables	230,340	276,861	67,824
Provision	48,000	96,000	23,518
Accrued expenses	1,035,151	1,250,162	306,261
	8,134,186	8,635,770	2,115,571

12.	Trade and other payables (Cont’d)

Trade payables are non-interest bearing and are normally settled on 30 to 90 days’ (2025: 30 to 90 days’) credit term.

Accrued expenses mainly consisted of staff cost, interest payables, freight charges and professional fees.

Amount due to related parties is unsecured, non-interest bearing and repayment on demand.

Advances from a related party are non-trade in nature, unsecured and non-interest bearing. The advances were used to finance the Company’s IPO in 2024.

The provision pertained to estimated warranty, costs of dismantlement, removal or restoration of leased properties to its original condition as stipulated in the terms and conditions of the lease contracts.

The currency profiles of the Company’s trade and other payables as at the end of each reporting period are as follows:

	June 30, 2025	June 30, 2026	June 30, 2026
	RM	RM	USD
Malaysian Ringgit	1,117,336	1,232,129	301,844
United States Dollar	5,805,035	5,904,818	1,446,550
Euro	523,228	929,327	227,664
Singapore Dollar	13,730	30,562	7,487
Japanese Yen	104,641	-	-
Thai Baht	-	60,374	14,790
Others	570,216	478,560	117,236
	8,134,186	8,635,770	2,115,571

13.	Lease liabilities

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

Carrying amount of right-of-use assets presented within property, plant and equipment

	Leasehold premises	Plant and machinery	Total	Total
	RM	RM	RM	USD
At July 1, 2024	1,034,989	2,157,262	3,192,251	782,031
Addition	863,305	-	863,305	211,491
Written off	(347,814)	-	(347,814)	(85,207)
Depreciation	(469,835)	(348,516)	(818,351)	(200,478)
At June 30, 2025	1,080,645	1,808,746	2,889,391	707,837
Addition	2,557,158	81,368	2,638,526	646,381
Disposal	-	(271,330)	(271,330)	(66,470)
Transfer	-	(1,296,271)	(1,296,271)	(317,558)
Depreciation	(539,452)	(322,513)	(861,965)	(211,162)
At June 30, 2026	3,098,351	-	3,098,351	759,028

13.	Lease liabilities (Cont’d)

Company as a lessee (Cont’d)

Lease liabilities

The carrying amount of lease liabilities and the movement during the financial year are disclosed elsewhere in the financial statements, and the maturity analysis of lease liabilities is disclosed in Note 24.

	June 30, 2025	June 30, 2026	June 30, 2026
	RM	RM	USD
Current	886,595	594,266	145,582
Non-current	695,284	2,548,506	624,328
	1,581,879	3,142,772	769,910

Amounts recognized in profit or loss

	June 30, 2024	June 30, 2025	June 30, 2026	June 30, 2026
	RM	RM	RM	USD
Depreciation of right-of-use assets	807,438	818,351	861,965	211,162
Interest expense on lease liabilities (Note 17)	182,280	114,732	85,187	20,869
Short-term lease expenses (Note 20)	62,689	64,807	50,772	12,438
	1,052,407	997,890	997,924	244,469

Total cash outflows

The Company had total cash outflows for leases of RM1,132,224 (2025: RM 1,412,077).

14.	Warrant liability

As of June 30, 2026, the Company had issued two types of warrants that are classified as financial liabilities in accordance with IFRS 9 – Financial Instruments and IAS 32 – Financial Instruments: Presentation.

On March 23, 2026, the Company issued and sold: (i) 4,065,957 units prior to reverse share splits (the “Ordinary Units”), each consisting of one Class A ordinary shares of the Company, par value USD 0.00001 prior to reverse share splits per share (the “Class A Ordinary Shares”), one series A warrant to purchase one Class A Ordinary Shares (each a “Series A Warrant”) and one series B Warrant to purchase one Class A Ordinary Share (each a “Series B Warrant”), and (ii) 19,022,066 pre-funded units prior to reverse share splits (the “Pre-Funded Units”), each consisting of one pre-funded warrant to purchase one Class A Ordinary Share (each a “Pre-Funded Warrant”), one Series A Warrant and one Series B Warrant at a public offering price of USD 0.693 (prior to reverse share splits) per Ordinary Unit and USD 0.69299 (prior to reverse share splits) per Pre-Funded Unit.

Each Series A Warrant have an initial exercise price per share equal to 105% of the price per Ordinary Unit sold in this offering, or USD 0.7277. The exercise price of each Series A Warrant will be reset immediately following the thirtieth (30th) calendar day (the “Reset Date”) following the issuance date of the Series A Warrants to a price equal to 105% of the arithmetic average of the sum of the three lowest per share VWAPs (as defined below) of the Class A Ordinary Shares on Nasdaq for the five (5) trading days immediately prior to the Reset Date; provided that such price shall not be lower than USD 0.1386 (the “Floor Price”). On the Reset Date, at the Floor Price, the number of Class A Ordinary Shares then available for issuance upon exercise of the Series A Warrants will be increased so the aggregate exercise price of the Series A Warrants on the issuance date of each Series A Warrant will remain unchanged following such reset. On the Reset Date, a holder of Series A Warrant may be entitled to 5.25 Class A Ordinary Shares upon exercise of a Series A Warrant and holders of Series A Warrants may be issued up to 121,212,121 Class A Ordinary Shares if all Series A Warrants are exercised in full, at the Floor Price.

14.	Warrant liability (Cont’d)

Each Series B Warrant has an exercise price per share equal to 170% of the price per Ordinary Unit sold in this offering, or USD 1.1781. “VWAP” means, with respect to any trading day, the price determined by the first of the following clauses that applies: (a) if the Class A Ordinary Shares are then listed or quoted on Nasdaq or a similar trading market (a “Trading Market”), the daily volume weighted average price of the Class A Ordinary Shares for such date (or the nearest preceding date) on the Trading Market on which the Class A Ordinary Shares are then listed or quoted as reported by Bloomberg L.P. (based on a trading day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the Class A Ordinary Shares for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Class A Ordinary Shares are not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Class A Ordinary Shares are then reported on the Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per Class A Ordinary Share so reported, or (d) in all other cases, the fair market value of one Class A Ordinary Share as determined by an independent appraiser pursuant to the terms of the applicable instrument. A holder of Series B Warrants may, at any time and in its sole discretion, exercise its Series B Warrants in whole or in part by means of a “zero exercise price” option in which the holder is entitled to receive a number of Class A Ordinary Shares equal to the product of (a) the number of Class A Ordinary Shares that would be issuable upon exercise of the Series B Warrant in accordance with the terms of such Series B Warrant if such exercise were by means of a cash exercise rather than a cashless exercise and (b) the quotient obtained by dividing (i) the exercise price minus the lowest VWAP of the Class A Ordinary Shares during the five (5) trading days immediately prior to the applicable exercise date (such VWAP, the “Low Price”) by (ii) 50% of the Low Price. This “zero exercise price” option is only available at a time when the applicable Low Price is lower than the then applicable Exercise Price. At no time can the Low Price be lower than the Floor Price. As a result of this feature, we do not expect to receive any cash proceeds from the exercise of the Series B Warrants because it is highly unlikely that a Series B Warrant holder will elect to pay an exercise price in cash to receive Class A Ordinary Shares when they could elect the “zero exercise price” option in these circumstances to receive more Class A Ordinary Shares than they would receive if they did pay an exercise price. As an example, given the above provisions, holders of the Series A Warrants will be issued a maximum of 121,212,121 Class A Ordinary Shares upon the exercise of the Series A Warrants. Each Series B Warrant includes one underlying Class A Ordinary Share that may be obtained by exercising the Series B Warrant at an exercise price equal to 170% of the price per Ordinary Unit sold in this offering; however if the holder elects the zero exercise price option, the number of Class A Ordinary Shares could increase to up to 346,320,346 Class A Ordinary Shares underlying each Series B Warrant if the Low Price for the Class A Ordinary Shares decreases to and equals the Floor Price at the time of such election. As such, holders of the Series B Warrants may elect to be issued up to 346,320,346 Class A Ordinary Shares upon the exercise of the Series B Warrants assuming the Low Price is equal to the Floor Price.

Management assessed the classification of these instruments in accordance with the provisions of IAS 32 – Financial Instruments: Presentation. Under the standard, a contract that may result in the issuance of a variable number of shares does not meet the definition of an equity instrument and must instead be classified as a derivative financial liability, measured at fair value through profit or loss.

As the warrants contain contingent settlement provisions that could result in variability in the settlement amount depending on the occurrence of uncertain future events, they do not qualify for equity classification. Accordingly, these warrants have been recognized as derivative financial liabilities, with changes in fair value recognized in the consolidated statement of comprehensive income at each reporting date.

Type of warrants	Issued	Exercised	Remaining	After reverse split *
Series A	23,088,023	-	23,088,023	92,353
Series B	23,088,023	(23,088,023)	-

*	Giving retroactive effect to the 1 to 250 reverse share split effected on April 6, 2026.

The Company applied a Binomial Lattice Model to estimate the fair value of the warrant liabilities. The significant inputs into the model are shown below.

Series A	Initial recognition	June 30, 2026
Share price (USD)	0.0956	1.6600
Exercise price / warrant (USD)	0.7277	34.6500
Expected volatility	90.83%	111.89%
Dividend yield	0%	0%
Expected term (Years)	1	0.73
Annual risk-free interest rate	3.773%	3.982%

Series B	Initial recognition	June 30, 2026
Share price (USD)	0.0956	-
Exercise price / warrant (USD)	1.1781	-
Expected volatility	90.83%	-
Dividend yield	0%
Expected term (Years)	1	-
Annual risk-free interest rate	3.773%	-

14.	Warrant liability (Cont’d)

Movement of the fair value of the warrant liabilities during the year is as follows:

	June 30, 2025	June 30, 2026	June 30, 2026
Series A	RM	RM	USD
Issuance of warrants	-	11,181,777	2,739,289
Fair value change	-	(11,214,763)	(2,747,370)
Currency realignment	-	35,640	8,731
At end of the year	-	2,654	650

	June 30, 2025	June 30, 2026	June 30, 2026
Series B	RM	RM	USD
Issuance of warrants	-	135,092,819	33,094,762
Exercised	-	(38,686,412)	(9,477,318)
Fair value change	-	(96,713,772)	(23,692,742)
Currency realignment	-	307,365	75,298
At end of the year	-	-	-

15.	Deferred tax liabilities

Movement in deferred tax liabilities are as follows:

	June 30, 2025	June 30, 2026	June 30, 2026
	RM	RM	USD
Accelerated tax depreciation
At beginning of financial year	386,074	432,678	105,996
Charged to profit or loss (Note 21)	46,604	(20,986)	(5,141)
At end of financial year	432,678	411,692	100,855

16.	Revenue

	June 30, 2024	June 30, 2025	June 30, 2026	June 30, 2026
	RM	RM	RM	USD
Sales of goods – transfer at a point in time	22,428,825	22,421,335	22,575,726	5,530,555

17.	Interest expense

	June 30, 2024	June 30, 2025	June 30, 2026	June 30, 2026
	RM	RM	RM	USD
Interest expense on loan payables to related companies	240,153	60,246	-	-
Interest on lease liabilities (Note 13)	182,280	114,732	85,187	20,869
	422,433	174,978	85,187	20,869

18.	Other income

	June 30, 2024	June 30, 2025	June 30, 2026	June 30, 2026
	RM	RM	RM	USD
Gain on disposal of spare parts	-	248,949	-	-
Gain on disposal of property, plant and equipment	-	-	55,073	13,492
Proceeds from sale of scraped materials	30,231	-	19,979	4,894
Sundry income	22,536	9,487	759	186
Gain on foreign exchange, net	53,445	-	50,696	12,419
Reversal of expected credit loss	-	101,172	10,544	2,583
	106,212	359,608	137,051	33,574

19.	Other expenses

	June 30, 2024	June 30, 2025	June 30, 2026	June 30, 2026
	RM	RM	RM	USD
Loss on foreign exchange, net	-	478,904	-	-
Others	5	-	-	-
	5	478,904	-	-

20.	Loss before income tax

Loss before income tax from operations has been determined after inclusion of the following charges. The expenses by nature of the Company are also disclosed in the charges below:

	June 30, 2024	June 30, 2025	June 30, 2026	June 30, 2026
	RM	RM	RM	USD
Cost of sales
Cost of materials	11,780,723	13,830,947	13,850,463	3,393,058
Employee benefits expense
- Salaries and related costs	5,081,734	4,558,921	4,567,797	1,119,010
- Defined contribution plan	437,120	397,451	414,690	101,590

Property, plant and equipment written off	-	13	1	-

Selling and distribution expenses
Freight outwards	248,473	348,810	298,227	73,059
Short-term lease expenses - Rental of warehouse (Note 13)	56,689	52,807	50,772	12,438

General and administrative expenses
Employee benefits expense
- Salaries and related costs	1,717,475	1,860,017	2,094,493	513,105
- Defined contribution plan	204,689	215,438	223,731	54,809
- Staff welfare	148,813	89,260	93,813	22,982
- Directors’ remuneration	184,401	378,442	460,081	112,710
Legal and professional fees	317,838	2,769,197	4,777,923	1,170,486
Short-term lease expenses - Rental of office (Note 13)	6,000	12,000	-	-

Fair value gain on warrant liabilities, net *	-	-	26,634,639	6,524,899

Professional fee for new placement **	-	-	(27,227,991)	(6,670,257)

* Fair value gain on warrant liabilities, net

It was primarily attributable to the remeasurement of warrant liabilities at fair value at each exercise date and year-end, compared to their initial fair value at issuance date.

** Professional fee for new placement

It was primarily attributable to transaction costs incurred in connection with the US$16 million placement, including, but not limited to, underwriting discounts, legal and professional fees, consultancy fees, and accounting service fees. These costs were associated with the initial recognition of the warrant liabilities. As the difference between the transaction price and the fair value of the warrant liabilities was recognized as a Day 1 loss upon initial recognition, the related transaction costs were expensed immediately in profit or loss.

21.	Income tax expense

The major components of income tax expense recognized in profit or loss for the years ended June 30, 2024, 2025 and 2026 were:

	June 30, 2024	June 30, 2025	June 30, 2026	June 30, 2026
	RM	RM	RM	USD
Current income tax
Current year’s provision	-	-	-	-

Deferred taxation
Current year (Note 15)	167,356	46,604	(20,986)	(5,141)
	167,356	46,604	(20,986)	(5,141)

Relationship between tax expense and accounting profit/(loss)

Domestic income tax is calculated at 24% (2025: 24%) of the estimated assessable profits for the financial years. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

A reconciliation between tax expense and the product of accounting profit/(loss) multiplied by Malaysia income tax rate for the financial years ended June 30, 2024, 2025 and 2026 were as follows:

	June 30, 2024	June 30, 2025	June 30, 2026	June 30, 2026
	RM	RM	RM	USD
Loss before income tax	(1,832,106)	(4,887,093)	(7,626,369)	(1,868,292)

Tax calculated at tax rate of 24% (2025: 24%)	(439,705)	(1,172,902)	(1,830,329)	(448,390)

Effects of:
Expenses not deductible for tax purposes	559,498	385,816	470,571	115,280
Income not subject to tax	(410,846)	(495,413)	(330,278)	(80,911)
Deferred tax assets not recognized	484,240	524,160	381,840	93,542
Expenses incurred in tax-free jurisdictions	-	661,811	1,304,041	319,461
Others	(25,831)	143,132	(16,831)	(4,123)
	167,356	46,604	(20,986)	(5,141)

Deferred income tax assets are recognized for tax losses and capital allowances carried forward to the extent that realization of the related tax benefits through future taxable profits is probable. The Company has unabsorbed tax losses of approximately RM4,881,000 (2025: RM 3,273,000) and capital allowances of approximately RM 3,371,000 (2025: RM 2,554,000) at the reporting date which can be carried forward and used to offset against future taxable income subject to meeting certain statutory requirements.

The unabsorbed business losses are to be carried forward for 10 consecutive years of assessment. Unabsorbed capital allowances have no expiry date. Deferred tax assets have not been recognized in respect of the tax losses and capital allowances due to uncertainty in the availability of future taxable profit against which the Company can utilize these tax benefits.

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company and its subsidiary, TEM SP Limited and Linkers Asia Pacific Limited are not subject to any income tax.

22.	Significant related party transactions and balances

Other than those disclosed elsewhere in the financial statements, significant related party transactions during the year on terms agreed between the Company and its related parties were as follows:

	June 30, 2024	June 30, 2025	June 30, 2026	June 30, 2026
	RM	RM	RM	USD
SEAP Trading Pte Ltd
Sales to	43,410	61,832	33,112	8,112
Payment on behalf	35,095	63,564	83,083	20,353
Interest expense - non-trade	240,153	60,246	-	-

TEM Electronics (Jiangmen) Co Ltd
Sales to	31,452	-	-	-
Purchase from	814,848	1,562,674	2,100,506	514,578

BAP Trading Co Ltd
Purchase from	377,647	492,565	468,592	114,795
IT support fee – non-trade	100,024	-	-	-

LPW Electronics Co Ltd
Purchase from	-	-	427,667	104,769
Novation advance	-	-	25,383,991	6,218,518

Mr. Man Tak Lau
Purchase equity interest of LPW	-	-	12,939,172	3,169,812

Brascabos Componentes Eletricos E Eletronicos Ltda
Disposal of Property, Plant & Equipment	-	-	323,680	79,294

New Universe Industries Ltd
Advance for IPO expenses	3,206,402	-	-	-

Balances with related parties

	June 30, 2025	June 30, 2026	June 30, 2026
	RM	RM	USD
Trade receivables
SEAP Trading Pte. Ltd.	21,128	496	122

Trade payables
TEM Electronics (Jiangmen) Co Ltd	(255,273)	(764,041)	(187,173)
LPW Electronics Co Ltd	-	(19,498)	(4,777)
BAP Trading Co Ltd	(104,641)	-	-
Amount due to related parties, net	(338,786)	(783,043)	(191,828)

Advances from a related party
New Universe Industries Ltd	5,149,801	4,984,763	1,221,157

Other receivable from an associate
LPW Electronics Co Ltd
Non-current	-	25,383,991	6,218,518
	-	25,383,991	6,218,518

23.	Segment reporting

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

Geographical information and major customers

The Company’s non-current assets (property, plant and equipment and right of use assets) all based in Malaysia.

The following table breaks down revenue by geographic location of the Company’s revenue. The geographical location is based on the location at which the goods is delivered to the customers.

	June 30, 2024	June 30, 2025	June 30, 2026	June 30, 2026
	RM	RM	RM	USD
Thailand	10,863,491	11,018,521	9,770,530	2,393,564
Malaysia	6,635,737	5,704,747	6,939,140	1,699,936
Switzerland	3,274,015	5,180,589	5,367,333	1,314,878
United States of America	973,061	97,439	99,438	24,360
Others (a)	682,521	420,039	399,285	97,817
	22,428,825	22,421,335	22,575,726	5,530,555

(a)	No revenue from other single country amounted to 3% or more of the Company’s revenue.

24.	Financial risk management

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

24.	Financial risk management (Cont’d)

Credit risk (Cont’d)

The Company determined that its financial assets are credit-impaired when:

●	There is significant difficulty of the debtor

●	A breach of contract, such as a default or past due event

●	It is becoming probable that the debtor will enter bankruptcy or other financial reorganization

●	There is a disappearance of an active market for that financial asset because of financial difficulty

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

The table below details the credit quality of the Company’s financial assets, as well as maximum exposure to credit risk by credit risk rating categories:

	Category	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount	Net carrying amount
			RM	RM	RM	USD
June 30, 2026
Trade receivables	II Note 1	Lifetime ECL (Simplified)	7,312,693	(131,305)	7,181,388	1,759,282
Other receivables	I Note 2	12-month ECL	25,638,629	-	25,638,629	6,280,899

24.	Financial risk management (Cont’d)

Credit risk (Cont’d)

	Category	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount	Net carrying amount
			RM	RM	RM	USD
June 30, 2025
Trade receivables	II Note 1	Lifetime ECL (Simplified)	6,274,545	(141,849)	6,132,696	1,502,375
Other receivables	I Note 2	12-month ECL	196,471	-	196,471	48,131

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

	Trade receivables	ECL	Trade receivables, net	Trade receivables, net
	RM	RM	RM	USD
June 30, 2026
Not past due	6,200,383	(115,599)	6,084,784	1,490,638
< 30 days	1,013,310	(13,615)	999,695	244,903
31 days to 60 days	87,934	(1,604)	86,330	21,149
61 days to 90 days	6,917	(262)	6,655	1,631
91 days to 120 days	4,149	(225)	3,924	961
	7,312,693	(131,305)	7,181,388	1,759,282

	Trade receivables	ECL	Trade receivables, net	Trade receivables, net
	RM	RM	RM	USD
June 30, 2025
Not past due	4,944,289	(119,697)	4,824,592	1,181,919
< 30 days	987,992	(17,482)	970,510	237,753
31 days to 60 days	336,636	(4,393)	332,243	81,392
61 days to 90 days	5,628	(277)	5,351	1,311
	6,274,545	(141,849)	6,132,696	1,502,375

24.	Financial risk management (Cont’d)

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

The following table sets forth a summary of single customers who represent 5% or more of the Company’s revenue:

	June 30, 2024	June 30, 2025	June 30, 2026	June 30, 2026
	RM	RM	RM	USD
Customer A	10,763,769	10,883,671	9,662,904	2,367,198
Customer B	3,274,015	5,180,589	5,362,676	1,313,737
Customer C	3,236,703	2,044,171	2,144,650	525,392
	17,274,487	18,108,431	17,170,230	4,206,327

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

In assessing our liquidity, we monitor and analyze our cash and bank balances and our operating expenditure commitments. As of June 30, 2026, our cash and bank balances amounted to approximately RM18.7 million, our current assets were approximately RM37.2 million, and our current liabilities were approximately RM9.6 million.

24.	Financial risk management (Cont’d)

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

	On demand or within 1 year	Within 2 to 5 years	Total
	RM	RM	RM
June 30, 2026
Trade and other payables	8,539,770	-	8,539,770
Warrant liability	2,654	-	2,654
Lease liabilities	776,800	2,871,000	3,647,800
Total	9,319,224	2,871,000	12,190,224

June 30, 2025
Trade and other payables	8,086,186	-	8,086,186
Lease liabilities	953,807	809,200	1,763,007
Total	9,039,993	809,200	9,849,193

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

24.	Financial risk management (Cont’d)

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

The Company has transactional currency exposures arising from sales or purchases that are denominated in a currency other than the functional currency of the entity, primarily Thai Baht (“THB”), United States Dollar (“USD”) and Euro (“EUR”).

At the end of each reporting period, the Company’s exposure to foreign currency risk is as follows:

	June 30, 2025			June 30, 2026
	THB	USD	EUR	THB	USD	EUR
	RM	RM	RM	RM	RM	RM
Financial assets
Trade and other receivables	-	8,797,060	1,289,412	25,383,991	5,873,121	1,542,755
Cash and bank balances	10,060	22,387,986	505,794	101,039	16,822,624	439,054

Financial liabilities
Trade and other payables	-	(5,805,035)	(523,228)	(60,374)	(5,904,818)	(929,327)
Warrant liability	-	-	-		(2,654)	-

Net exposure	10,060	25,380,011	1,271,978	25,424,656	16,788,273	1,052,482

Strengthening of Malaysian Ringgit against the foreign currencies denominated balances as at the reporting date would increase/(decrease) profit or loss by the amounts shown below. The analysis assumes that all other variables remain constant.

	Profit or loss (after tax)
	June 30, 2025	June 30, 2026
	RM	RM
THB strengthening 3% (Jun 2025: 0%)	-	579,682
USD strengthening 0% (Jun 2025: 4%)	771,552	-
EUR strengthening 2% (Jun 2025: 4%)	38,668	15,998

Weakening of Malaysian Ringgit against the above currencies would have had equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

25.	Fair value of assets and liabilities

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

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 – Quoted prices (unadjusted) in active market for identical assets or liabilities that the Company can access at the measurement date

●	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, and

●	Level 3 – Unobservable inputs for the asset or liability.

Financial instrument measured at fair values

The following table shows an analysis of each class of financial instruments measured at fair value at the reporting date:

Fair value measurement at the reporting date using
	Quoted prices in active markets for identical instruments (Level 1)	Significant observant inputs other than quoted prices (Level 2)	Significant unobservable inputs (Level 3)	Total
	RM	RM	RM	RM
2026
Financials liabilities:
Warrant liabilities	-	-	2,654	2,654

2025
Financials liabilities:
Warrant liabilities	-	-	-	-

Level 3 fair value measurements

The following table presents the changes in Level 3 instruments:

	June 30, 2025	June 30, 2026	June 30, 2026
Series A	RM	RM	USD
Issuance of warrants	-	11,181,777	2,739,289
Fair value change	-	(11,214,763)	(2,747,370)
Currency realignment	-	35,640	8,731
At end of the year	-	2,654	650

The warrants were valued using a binomial option pricing model. The significant unobservable input is expected volatility. An increase/(decrease) in expected volatility would result in an increase/(decrease) in the fair value of the warrants.

There were no transfers between Level 2 and Level 3 during the year.

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

26.	Financial instruments by category

At the reporting date, the aggregate carrying amounts of financial assets and receivables and financial liabilities at amortized cost were as follows:

	June 30, 2025	June 30, 2026	June 30, 2026
	RM	RM	USD
Financial assets measured at amortized cost
Trade and other receivables	6,329,167	32,820,017	8,040,181
Cash and cash equivalents	23,723,687	18,713,143	4,584,307
	30,052,854	51,533,160	12,624,488

Financial liabilities

Financial liabilities measured at amortized cost:
Trade and other payables	8,086,186	8,539,770	2,092,053
Lease liabilities	1,581,879	3,142,772	769,910
	9,668,065	11,682,542	2,861,963

Financial liability measured at FVTPL:
Warrant liability	-	2,654	650

27.	Capital management

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

The Company manage its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Company is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes during the financial years ended June 30, 2025 and 2026. The overall strategy remained unchanged from 2025.

28.	Commitment

The Company has the following commitments in respect of acquisition of property, plant and equipment:

	June 30, 2025	June 30, 2026	June 30, 2026
	RM	RM	USD
Approved and contracted for	561,587	116,594	28,563

29.	Contingent event

The Company has been named as one of numerous issuer defendants in three putative securities class actions filed in the Supreme Court of the State of New York, New York County.

a) Patrick Shane Johnson, et al. v. Linkers Industries limited., et al., Index No. 153671/2026, filed on March 24, 2026 (the “Johnson Action”); However, the Company has not been served in the case.

b) Leyber Gabriel Briones, et al. v. Linkers Industries Limited., et al., Index No. 154747/2026, filed on April 13, 2026 (the “Briones Action”); However, the Company has not been served in the case.

c) Damond Morales, et al. v. Linkers Industries Limited., et al., Index No. 159271/2026, filed on July 23, 2026 (the “Morales Action”).

The Actions were brought on behalf of putative classes of investors who invested in, or made investments traceable to, the initial public offerings of numerous issuers, including the Company. The complaints generally allege that the issuer defendants and their underwriters violated Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 by failing to disclose an alleged coordinated pattern of market manipulation involving numerous nano-cap and micro-cap companies. The complaints do not contain specific factual allegations of wrongdoing by the Company. Plaintiffs seek unspecified compensatory damages, rescission or rescissory damages, costs and expenses, and equitable or injunctive relief.

As of the date of this report, the Company has not been served in the Johnson Action or the Briones Action. Plaintiffs in the Morales Action have purportedly served the Company with a summons and complaint, and the Company intends to seek dismissal of the Morales Action as against it. The Company’s counsel reached out to Plaintiffs’ counsel to discuss a stipulated adjournment of the response time for the case.  On September 3, 2026, the Company received a Stipulation that the Plaintiffs agreed to an initial adjournment until November 16, 2026.

If served in the Johnson Action or Briones Action, the Company intends to vigorously defend against the claims.

We intend to defend the lawsuit vigorously but we cannot predict the outcome at this time due to its early stage.

30.	Events after reporting period

The Company has assessed all events from June 30, 2026, up through October 8, 2026 which is the date that these consolidated financial statements are available to be issued, there are not any material subsequent events that require disclosure in these consolidated financial statements.

On July 23, 2026, Damond Morales, et al. v. Linkers Industries Limited., et al., Index No. 159271/2026, filed (the “Morales Action”), as disclosed in Note 29.

On July 30, 2026, the board of directors approved the increase of the authorized shares of the Company from 4,000,000 ordinary shares comprising (i) 3,750,000 Class A ordinary shares with par value USD 0.0025 each (“Class A Ordinary Shares”) and (ii) 250,000 Class B ordinary shares with par value USD 0.0025 each (“Class B Ordinary Shares”) to 10,000,000 ordinary shares comprising (i) 9,750,000 Class A Ordinary Shares with a par value of USD 0.0025 each; and (ii) 250,000 Class B Ordinary Shares with a par value USD 0.0025 each, the filing and registration of the New M&A was accepted by the Registrar of Corporate Affairs in the British Virgin Islands at the same day.

On August 14, 2026, Linkers Hong Kong Limited, a wholly-owned subsidiary of Linkers Asia Pacific Limited, was incorporated in the British Virgin Islands with an initial issuance of one ordinary share. On August 26, 2026, the subsidiary allotted an additional 99 ordinary shares, bringing the total issued and outstanding shares to 100 ordinary shares. The principal activity of the subsidiary is investment holding.